

Powering success through people.



Driving progress through experience.





Fueling innovation through expertise.





Generating solutions through collaboration.





Powering success through people.

Encana Corporation

Annual Report 2012

CONTENTS

We leverage our knowledge for success.

A MESSAGE FROM CLAYTON H. WOITAS & DAVID P. O'BRIEN, O.C.

In a year of continued market challenges, we met or exceeded all the operational and financial targets set for 2012. We realized tremendous value for many of our assets through the completion of major joint venture agreements and ended the year with a healthy balance sheet.

Encana is entering 2013 in a position of financial and operational strength. As we look ahead to the remainder of the year, there are three cornerstones to Encana's plans. First and foremost, capital and operating discipline are priorities. Second, we intend to maintain financial strength and flexibility. Third, we are focused on becoming the lowest-cost developer and producer of natural gas in North America.

Encana has an outstanding portfolio of natural gas and liquids-rich assets. In 2013, our measured investment approach will focus capital funding on our most profitable projects. As such, we have allocated approximately 80 percent of our 2013 operating capital to light oil and liquids-rich natural gas plays, with a smaller portion being directed at our lowest-cost areas within our natural gas portfolio.

The company also holds an extensive portfolio of emerging oil and liquids-rich plays such as the Duvernay, San Juan Basin and the Tuscaloosa Marine Shale, which are under evaluation. We are encouraged by the initial results achieved in these plays and are continuing delineation and development activities at a measured pace. In 2013 we expect to nearly double our liquids production to between 50,000 and 60,000 barrels per day.

Encana's strong liquidity position serves as a solid foundation for our 2013 plans. We ended 2012 with about $3.2 billion in cash and cash equivalents on our balance sheet. This is due in part to the completion of several significant joint venture transactions with world-class partners including subsidiaries of Mitsubishi Corporation, PetroChina Company Limited and Toyota Tsusho Corporation. These agreements allow us to maintain strong and consistent long-term development programs and operations.

Our sharpened focus on running our business as cost-efficiently as possible will continue to lay a solid foundation for long-term success and profitability.

The leveraged economics lower the risk in our early-life plays, improve Encana's capital efficiencies and allow us to do more using less of our own money. Our success in signing these agreements illustrates the enormous value in our asset base.

Delivering on, and in many cases exceeding the targets we set at the start of 2012, demonstrates the deep pool of talent we have at Encana in our leadership team and staff. These achievements also reflect the leadership of our former President & CEO and we thank Randy Eresman for his many contributions to our company over his distinguished career. The milestones achieved under Randy's tenure will position his successor, and our company, for long-term success. A thorough search for Randy's replacement is proceeding as we seek the best possible candidate.

Leveraging the knowledge and experience of our people has been crucial to our success and will continue to be the key to our future. This is why we are challenging all of our teams to be tenacious in cost management. While this is how we conduct our business on a daily basis, given this time in the commodity cycle, we believe heightened attention to every detail will strengthen our position as an industry leader and position Encana for even greater profitability when prices recover. While we have little control over the prices for natural gas, oil or natural gas liquids, we can apply discipline with respect to our costs.

In striving to be the lowest-cost natural gas producer, we will establish the business model for our next President & CEO to position Encana as the most profitable natural gas

producer in North America. As we look ahead, our sharpened focus on running our business as cost-efficiently as possible will continue to lay a solid foundation for long-term success and profitability.

We are confident about the opportunity in front of us. We assure you that Encana's senior management team and the Board of Directors remain committed to doing the right things for the long-term benefit of our company and shareholders.



Clayton H. Woitas
Interim President & Chief Executive Officer

David P. O'Brien, O.C.
Chairman of the Board

February 28, 2013

OPERATING AREAS

1. **Greater Sierra, BC**
2. **Cutbank Ridge, BC**
3. **Peace River Arch, AB**
4. **Bighorn, AB**
5. **Duvernay, AB**
6. **Clearwater, AB**
7. **Clearwater Oil, AB**
8. **Deep Panuke, NS**
9. **Utica/Collingwood, MI**
10. **Jonah, WY**
11. **DJ Niobrara, CO**
12. **Niobrara/Mancos, CO**
13. **Piceance, CO**
14. **Mississippian Lime, OK/KS**
15. **San Juan, NM**
16. **Texas, TX**
17. **Haynesville, LA/TX**
18. **Eaglebine, TX**
19. **Tuscaloosa Marine Shale, MS/LA**

■ **RESOURCE PLAY**

● **EMERGING PLAY**

This graphic is for artistic
illustration purposes only.





FINANCIAL AND OPERATING PERFORMANCE | YEAR-END HIGHLIGHTS

Financial highlights[1]

(US$ millions, except per share amounts)	2012	2011
Revenues, Net of Royalties	5,160	8,467
Cash Flow [2]	3,537	4,216
Per Share – Diluted	4.80	5.72
Net Earnings	(2,794)	5
Per Share – Diluted	(3.79)	0.01
Operating Earnings [2]	997	1,191
Per Share – Diluted	1.35	1.62
Total Capital Investment	3,476	4,610
Net Acquisition and Divestiture Activity	(3,664)	(1,565)
Net Capital Investment	(188)	3,045
Dividends Per Common Share	0.80	0.80
Dividend Yield (%) [3]	4.0	4.3
Debt to Adjusted Capitalization (%) [2]	37	33
Debt to Adjusted EBITDA (times) [2]	2.0	1.9
Debt to Proved Developed Reserves ($/Mcfe) [4][5]	1.10	1.10

(1) Reported using financial information prepared in accordance with U.S. Generally Accepted Accounting Principles.
(2) Non-GAAP measures as referenced in the Management's Discussion & Analysis on page 42.
(3) Based on NYSE closing price at year-end.
(4) After royalties, employing forecast prices and costs.
(5) This is a non-GAAP measure defined as long-term debt including current portion divided by proved developed reserve quantities.

cash flow of approximately

$3.5 billion
or $4.80 per share

total natural gas production of

3.0 Bcf/d

oil and NGLs production of

31,000 bbls/d

Operational highlights

After Royalties	2012	2011
Production		
Natural Gas (MMcf/d)		
Canada	1,359	1,454
USA	1,622	1,879
Total Natural Gas (MMcf/d)	2,981	3,333
Oil & NGLs (Mbbls/d)		
Canada	19.4	14.5
USA	11.6	9.5
Total Oil & NGLs (Mbbls/d)	31.0	24.0
Reserves [1]		
Year-End Reserves (Bcfe)	13,059	14,239
Net Reserves Additions (Bcfe) [4]	1,958	2,284
Production Replacement (%) [3][4]	169	180
Reserves Life Index (years)	11.3	11.2

(1) After royalties, employing forecast prices and costs.
(2) Before acquisitions and divestitures.
For additional information on reserves reporting protocols, see page 46.
(3) Production replacement is calculated by dividing reserves additions by production in the same period. Reserves additions over a given period, in this case 2012, are calculated by summing extensions and discoveries and revisions. Reserves additions exclude acquisitions and divestitures. Proved reserves added in 2012 included both developed and undeveloped quantities.
(4) Excludes price revisions.

Advisory

Encana reports in U.S. dollars unless otherwise noted. Production, sales, reserves and economic contingent resources estimates are reported on an after royalties basis, unless otherwise noted. Certain information regarding the company and its subsidiaries set forth in this document including management's assessment of the company's future plans and operations, may constitute forward-looking statements or forward-looking information under applicable securities laws and necessarily involve risks and uncertainties associated with future events. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements or information. For further details see the Advisory on page 44 of this document.

This document contains references to measures commonly referred to as non-GAAP measures, such as cash flow, cash flow per share – diluted, operating earnings, operating earnings per share – diluted, adjusted EBITDA, debt to adjusted capitalization and debt to adjusted EBITDA. Additional disclosure relating to these measures is set forth on page 42, Non-GAAP Measures.

**Mobile information
for mobile investors.**





invest.encana.com

encana

MANAGEMENT'S
DISCUSSION AND ANALYSIS

(Prepared using U.S. GAAP)
For the year ended December 31, 2012 (U.S. Dollars)

This Management's Discussion and Analysis ("MD&A") for Encana Corporation ("Encana" or the "Company") should be read with the audited Consolidated Financial Statements for the year ended December 31, 2012 ("Consolidated Financial Statements"), as well as the audited United States ("U.S.") generally accepted accounting principles ("U.S. GAAP") Consolidated Financial Statements and U.S. GAAP MD&A for the year ended December 31, 2011.

The Consolidated Financial Statements and comparative information have been prepared in accordance with U.S. GAAP and in U.S. dollars, except where another currency has been indicated.

Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term "liquids" is used to represent oil, natural gas liquids ("NGLs") and condensate. The term "liquids rich" is used to represent natural gas streams with associated liquids volumes. This document is dated February 21, 2013.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Operating Earnings; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt to Debt Adjusted Cash Flow; Debt to Debt Adjusted Cash Flow; Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA"); Debt to Adjusted EBITDA; and Debt to Adjusted Capitalization. Further information can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings to Operating Earnings.

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.

ENCANA'S STRATEGIC OBJECTIVES

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs. Encana is pursuing the key business objectives of maintaining financial strength, optimizing capital investments in the Company's highest return projects and continuing to pay a stable dividend to shareholders as it pursues disciplined, responsible and reliable low-cost production growth.

Encana's extensive portfolio of reserves and economic contingent resources in high-growth resource plays in North America serve as the foundation for the Company's long-term strategy of accelerating the value recognition of its assets. Encana has a history of entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost. The Company is also working to expand the use of natural gas in North America in power generation, transportation and industrial applications.

Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company's resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Repeatable operations lend themselves to ongoing cost reductions through optimization of equipment and processes by applying continuous improvement techniques.

Encana's capital investment strategy is focused on building long-term production growth capacity and transitioning to a more diversified portfolio of production and cash flows. In the current price environment, the Company plans to continue focusing capital investment in oil and liquids rich natural gas plays, minimizing investment in dry natural gas plays and attracting third party capital investments. Third party capital investment advances development of the Company's reserves and resources, recognizes the value of the Company's assets and provides additional financial flexibility. In addition, third party investment reduces the risk of early life plays and maintains capital and operating efficiencies on mature assets.

At December 31, 2012, Encana has hedged approximately 1,515 million cubic feet ("MMcf") per day ("MMcf/d") of expected 2013 natural gas production using NYMEX fixed price contracts at an average price of $4.39 per thousand cubic feet ("Mcf"), approximately 748 MMcf/d of expected 2014 production at an average price of $4.22 per Mcf and approximately 825 MMcf/d of expected 2015 production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 9.3 thousand barrels ("Mbbls") per day ("Mbbls/d") of expected 2013 oil production using Brent fixed price contracts at an average price of $108.22 per barrel ("bbl"). The Company's hedging program helps sustain Cash Flow and netbacks during periods of lower prices.

Further information on expected results can be found in Encana's 2013 Corporate Guidance on the Company's website www.encana.com.

ENCANA'S BUSINESS

Encana's reportable segments are determined based on the Company's operations and geographic locations as follows:

- **Canadian Division** includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada.

- **USA Division** includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.

- **Market Optimization** is primarily responsible for the sale of the Company's proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

- **Corporate and Other** mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company's upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

RESULTS OVERVIEW

HIGHLIGHTS

In the year ended December 31, 2012, Encana reported:

- Cash Flow of $3,537 million and Operating Earnings of $997 million.

- Net Earnings, a loss of $2,794 million, including after-tax non-cash ceiling test impairments of $3,179 million.

- Average natural gas production volumes of 2,981 MMcf/d and average liquids production volumes of 31.0 Mbbls/d.

- Realized financial commodity hedging gains of $2,161 million before tax.

- Average realized natural gas prices, including financial hedges, of $4.82 per Mcf. Average realized liquids prices of $75.12 per bbl.

- Dividends paid of $0.80 per share.

- Cash and cash equivalents increase of $2,379 million to $3,179 million and long-term debt decrease of $475 million to $7,675 million.

- Net divestitures of $3,664 million and lower capital expenditures of $3,476 million.

Significant developments for the Company during the year ended December 31, 2012 included the following:

- Entered into a partnership agreement with a Mitsubishi Corporation subsidiary ("Mitsubishi") to jointly develop certain Cutbank Ridge lands in British Columbia. Mitsubishi has agreed to invest approximately C$2.9 billion for a 40 percent interest in the partnership, with C$1.45 billion received in February 2012.

- Entered into an agreement with a PetroChina Company Limited subsidiary ("PetroChina") to jointly explore and develop certain liquids rich natural gas Duvernay lands in Alberta. PetroChina has agreed to invest approximately C$2.18 billion for a 49.9 percent working interest in the lands, with C$1.18 billion received in December 2012.

- Entered into an agreement with a Toyota Tsusho Corporation subsidiary ("Toyota Tsusho") under which Toyota Tsusho has agreed to acquire a royalty interest in natural gas production from a portion of Encana's Clearwater resource play. Toyota Tsusho has agreed to invest approximately C$600 million for a 32.5 percent gross overriding royalty, with C$100 million received in April 2012.

- Entered into a long-term joint venture agreement with a Nucor Corporation subsidiary ("Nucor") under which Nucor is to earn a 50 percent working interest in certain natural gas wells to be drilled over the next 20 years in the Piceance Basin in Colorado. Nucor has agreed to pay its share of well costs plus a portion attributable to Encana's interest.

- Entered into a joint venture agreement with Exaro Energy III LLC ("Exaro") under which Exaro has agreed to invest approximately $380 million over the next five years to earn a 32.5 percent working interest in certain sections of the Jonah field in Wyoming.

- Renegotiated certain gathering and processing agreements which result in Encana receiving additional NGL volumes from the Company's processed gas in the Piceance and Jonah areas in the U.S.

- Closed the sale of two natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million in February 2012.

FINANCIAL RESULTS

($ millions, except per share)	2012 Annual	Q4	Q3	Q2	Q1	2011 Annual	Q4	Q3	Q2	Q1	2010 Annual
Cash Flow [1]	$ 3,537	$ 809	$ 913	$ 794	$ 1,021	$ 4,216	$ 983	$ 1,181	$ 1,089	$ 963	$ 4,439
per share - diluted	4.80	1.10	1.24	1.08	1.39	5.72	1.33	1.60	1.48	1.31	6.00
Operating Earnings [1]	997	296	263	198	240	1,191	232	389	352	218	1,474
per share - diluted	1.35	0.40	0.36	0.27	0.33	1.62	0.31	0.53	0.48	0.30	1.99
Net Earnings	(2,794)	(80)	(1,244)	(1,482)	12	5	(476)	459	383	(361)	2,343
per share - basic	(3.79)	(0.11)	(1.69)	(2.01)	0.02	0.01	(0.65)	0.62	0.52	(0.49)	3.17
per share - diluted	(3.79)	(0.11)	(1.69)	(2.01)	0.02	0.01	(0.65)	0.62	0.52	(0.49)	3.17
Production Volumes											
Natural Gas (MMcf/d)	2,981	2,948	2,905	2,802	3,272	3,333	3,459	3,365	3,309	3,196	3,184
Liquids (Mbbls/d)	31.0	36.2	30.3	28.2	29.3	24.0	23.9	24.4	24.3	23.3	22.8
Capital Investment	3,476	780	779	797	1,120	4,610	1,008	1,186	1,122	1,294	4,779
Net Acquisitions & (Divestitures)	(3,664)	(1,327)	31	(8)	(2,360)	(1,565)	(1,538)	(4)	108	(131)	(150)
Revenues, Net of Royalties	5,160	1,605	1,025	731	1,799	8,467	2,461	2,353	1,986	1,667	8,870
Revenues, Net of Royalties, Excluding Unrealized Hedging [1]	6,601	1,723	1,623	1,526	1,729	7,613	1,883	1,953	1,959	1,818	7,923
Total Assets	18,700					23,415					23,007
Total Debt	7,675					8,150					7,682
Cash & Cash Equivalents	3,179					800					699

(1) A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Q4 2012 versus Q4 2011

Cash Flow of $809 million decreased $174 million primarily due to lower natural gas production volumes and lower commodity prices, partially offset by higher liquids production volumes and higher realized financial hedging gains. In the three months ended December 31, 2012:

- Average realized natural gas prices, excluding financial hedges, were $3.45 per Mcf compared to $3.73 per Mcf in 2011. Average realized liquids prices, excluding financial hedges, were $66.65 per bbl compared to $85.44 per bbl in 2011.

- Realized financial hedging gains before tax were $420 million compared to $331 million in 2011.

- Average natural gas production volumes of 2,948 MMcf/d decreased 511 MMcf/d from 3,459 MMcf/d in 2011 primarily as a result of the Company's capital investment focus in oil and liquids rich natural gas plays. Average oil and NGL production volumes of 36.2 Mbbls/d increased 12.3 Mbbls/d from 23.9 Mbbls/d in 2011.

Operating Earnings of $296 million increased $64 million primarily due to higher liquids production volumes, higher realized financial hedging gains, lower depreciation, depletion and amortization ("DD&A") and lower deferred tax, partially offset by lower natural gas production volumes and lower commodity prices.

Net Earnings, a loss of $80 million, increased $396 million primarily due to lower non-cash ceiling test impairments, higher liquids production volumes, higher realized financial hedging gains and lower DD&A. These were partially offset by unrealized financial hedging gain reversals, lower natural gas production volumes, lower commodity prices and an unrealized foreign exchange loss on the revaluation of long-term debt.

2012 versus 2011

Cash Flow of $3,537 million decreased $679 million primarily due to lower commodity prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains and higher liquids production volumes. In 2012:

- Average realized natural gas prices, excluding financial hedges, were $2.83 per Mcf compared to $4.17 per Mcf in 2011. Average realized liquids prices, excluding financial hedges, were $75.12 per bbl compared to $85.36 per bbl in 2011.

- Realized financial hedging gains before tax were $2,161 million compared to $948 million in 2011.

- Average natural gas production volumes of 2,981 MMcf/d decreased 352 MMcf/d from 3,333 MMcf/d in 2011 primarily as a result of shut-in and curtailed production and the Company's capital investment focus in oil and liquids rich natural gas plays. Average oil and NGL production volumes of 31.0 Mbbls/d increased 7.0 Mbbls/d from 24.0 Mbbls/d in 2011.

Operating Earnings of $997 million decreased $194 million primarily due to lower commodity prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains, lower DD&A, higher liquids production volumes and lower deferred tax.

Net Earnings, a loss of $2,794 million, decreased $2,799 million primarily due to higher non-cash ceiling test impairments, unrealized financial hedging gain reversals, lower commodity prices and lower natural gas production volumes. These were partially offset by higher realized financial hedging gains, lower DD&A, an unrealized foreign exchange gain on the revaluation of long-term debt, higher liquids production volumes and a deferred tax recovery.

The Company's after-tax non-cash ceiling test impairments of $3,179 million in 2012 and $1,687 million in 2011 primarily resulted from the decline in the 12-month average trailing natural gas prices. Under full cost accounting, the carrying amount of Encana's natural gas and oil properties within each country cost centre is subject to a ceiling test performed quarterly. Ceiling test impairments are recognized when the capitalized costs exceed the sum of the estimated after-tax future net cash flows from proved reserves as calculated under Securities and Exchange Commission ("SEC") requirements using the 12-month average trailing prices and discounted at 10 percent.

Future ceiling test impairments could result from decreases in the 12-month average trailing commodity prices as well as changes to reserves estimates, future development costs, capitalized costs and unproved property costs. Proceeds received from oil and gas divestitures are deducted from the Company's capitalized costs and can reduce the risk of ceiling test impairments.

The Company believes that the discounted after-tax future net cash flows from proved reserves required to be used in the ceiling test calculation are not indicative of the fair market value of Encana's oil and gas properties or of the future net cash flows expected to be generated from such properties. The discounted after-tax future net cash flows do not consider the value of unproved properties, the value of probable or possible reserves or future changes in commodity prices. Encana manages its business using estimates of reserves and resources based on forecast prices and costs.

Encana's quarterly net earnings are impacted by fluctuations in commodity prices, realized and unrealized hedging gains and losses, production volumes, foreign exchange rates and non-cash ceiling test impairments. Further to the information included within this MD&A:

- Realized hedging gains before tax in 2012 were: Q1 - $527 million; Q2 - $636 million; Q3 - $578 million; and Q4 - $420 million. In 2011, realized hedging gains before tax were: Q1 - $205 million; Q2 - $196 million; Q3 - $216 million; and Q4 - $331 million.

- Non-cash ceiling test impairments after tax in 2012 were: Q2 - $1,695 million; Q3 - $1,193 million; and Q4 - $291 million. In 2011, non-cash ceiling test impairments after tax were: Q1 - $582 million; and Q4 - $1,105 million.

2011 versus 2010

Cash Flow of $4,216 million decreased $223 million primarily due to lower natural gas prices, lower realized financial hedging gains and higher transportation and processing expense. These were partially offset by higher production volumes and higher liquids prices. In 2011:

- Average realized natural gas prices, excluding financial hedges, were $4.17 per Mcf compared to $4.47 per Mcf in 2010. Average realized liquids prices, excluding financial hedges, were $85.36 per bbl compared to $66.72 per bbl in 2010.

- Realized financial hedging gains before tax were $948 million compared to $1,203 million in 2010.

- Average natural gas production volumes of 3,333 MMcf/d increased 149 MMcf/d from 3,184 MMcf/d in 2010. Average oil and NGL production volumes of 24.0 Mbbls/d increased 1.2 Mbbls/d from 22.8 Mbbls/d in 2010.

Operating Earnings of $1,191 million decreased $283 million primarily due to lower natural gas prices, lower realized financial hedging gains, higher transportation and processing expense and higher DD&A. These were partially offset by higher production volumes, higher liquids prices and lower deferred tax expense.

Net Earnings of $5 million decreased $2,338 million primarily due to non-cash ceiling test impairments, lower unrealized financial hedging gains and an unrealized foreign exchange loss on the revaluation of long-term debt. Net earnings also decreased due to the items discussed in operating earnings.

QUARTERLY PRICES AND FOREIGN EXCHANGE RATES

(average for the period)	2012 Annual	Q4	Q3	Q2	Q1	2011 Annual	Q4	Q3	Q2	Q1	2010 Annual
Encana Realized Pricing											
Natural Gas ($/Mcf)											
Including hedging	$ 4.82	$ 5.02	$ 4.91	$ 4.79	$ 4.58	$ 4.96	$ 4.79	$ 5.01	$ 5.09	$ 5.00	$ 5.48
Excluding hedging	2.83	3.45	2.77	2.25	2.80	4.17	3.73	4.32	4.42	4.26	4.47
Liquids ($/bbl) [1]											
Oil	84.06	79.75	80.04	84.62	92.65	86.70	87.18	81.98	94.65	82.74	68.53
NGLs	63.37	52.97	61.34	72.88	72.30	83.32	83.11	83.12	89.40	77.42	66.21
Total	75.12	66.65	72.17	80.32	83.77	85.36	85.44	82.43	92.66	80.70	66.72
Natural Gas Price Benchmarks											
NYMEX ($/MMBtu)	2.79	3.40	2.81	2.22	2.74	4.04	3.55	4.20	4.31	4.11	4.39
AECO (C$/Mcf)	2.40	3.06	2.19	1.83	2.52	3.67	3.47	3.72	3.74	3.77	4.13
Rockies (Opal) ($/MMBtu)	2.63	3.26	2.56	2.01	2.67	3.80	3.47	3.90	3.98	3.84	3.94
HSC ($/MMBtu)	2.75	3.35	2.84	2.17	2.65	4.02	3.49	4.23	4.29	4.06	4.38
Basis Differential ($/MMBtu)											
AECO/NYMEX	0.38	0.32	0.62	0.39	0.22	0.31	0.17	0.34	0.42	0.29	0.40
Rockies/NYMEX	0.16	0.14	0.25	0.21	0.07	0.24	0.08	0.30	0.33	0.27	0.45
HSC/NYMEX	0.04	0.05	(0.03)	0.05	0.09	0.02	0.06	(0.03)	0.02	0.05	0.01
Oil Price Benchmarks											
West Texas Intermediate (WTI) ($/bbl)	94.21	88.22	92.20	93.35	103.03	95.11	94.02	89.54	102.34	94.25	79.55
Edmonton (C$/bbl) [2]	87.02	83.99	84.33	83.95	92.23	95.03	97.35	91.74	103.07	87.97	77.50
Foreign Exchange											
U.S./Canadian Dollar Exchange Rate	1.000	1.009	1.005	0.990	0.999	1.012	0.978	1.020	1.033	1.015	0.971

(1) Excluding hedging impact.

(2) Light Sweet.

Encana's financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In 2012, Encana's average realized natural gas price, excluding hedging, reflected lower benchmark prices compared to 2011. Hedging activities contributed an additional $1.99 per Mcf to the average realized natural gas price in 2012. In 2012, Encana's average realized oil price reflected lower benchmark prices compared to 2011. The Company's 2012 NGLs price reflects a lower proportion of higher value condensate included in the total NGL product mix.

In 2011, Encana's average realized natural gas price, excluding hedging, reflected lower benchmark prices compared to 2010. Hedging activities contributed an additional $0.79 per Mcf to the average realized natural gas price in 2011. The Company's 2011 average realized liquids prices reflected higher benchmark prices compared to 2010.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

At December 31, 2012, Encana has hedged approximately 1,515 MMcf/d of expected 2013 natural gas production using NYMEX fixed price contracts at an average price of $4.39 per Mcf, approximately 748 MMcf/d of expected 2014 production at an average price of $4.22 per Mcf and approximately 825 MMcf/d of expected 2015 production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 9.3 Mbbls/d of expected 2013 oil production using Brent fixed price contracts at an average price of $108.22 per bbl. The Company's hedging program helps sustain Cash Flow during periods of lower prices. For additional information, see the Risk Management - Financial Risks section of this MD&A.

RESERVES QUANTITIES

Since its formation in 2002, Encana has retained independent qualified reserves evaluators ("IQREs") to evaluate and prepare reports on 100 percent of the Company's natural gas, oil and NGL reserves annually. The Company has a Reserves Committee composed of a majority of independent Board of Directors ("Board") members that reviews the qualifications and appointment of the IQREs. The Reserves Committee also reviews the procedures for providing information to the IQREs. All booked reserves are based upon annual evaluations by the IQREs.

As required by Canadian regulatory standards, Encana's disclosure of reserves data is in accordance with National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101"). Encana's 2012 Canadian protocol disclosure includes proved reserves quantities before and after royalties employing forecast prices and costs and is available in Encana's Annual Information Form ("AIF"). Canadian standards require reconciliations in this section to include cubic feet equivalent. The oil and NGL volumes have been converted to cubic feet equivalent on the basis of one Mbbls to six MMcf based on an energy equivalency conversion method primarily applicable at the burner tip. This energy equivalency conversion method does not represent value equivalency, as the current price of oil and NGLS compared to natural gas is significantly higher.

Supplementary oil and gas information, including proved reserves on an after royalties basis, is provided in accordance with U.S. disclosure requirements in Note 22 to the December 31, 2012 Consolidated Financial Statements. As Encana follows U.S. GAAP full cost accounting for oil and gas activities, the U.S. protocol reserves estimates are key inputs to the Company's depletion and ceiling test impairment calculations.

The Canadian standards require the use of forecast prices in the estimation of reserves and the disclosure of before and after royalties volumes. The U.S. standards require the use of 12-month average trailing prices in the estimation of reserves and the disclosure of after royalties volumes. The following sections provide Encana's Canadian protocol and U.S. protocol reserves quantities.

CANADIAN PROTOCOL RESERVES QUANTITIES

PROVED RESERVES BY COUNTRY
(FORECAST PRICES AND COSTS; BEFORE ROYALTIES)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)		
(as at December 31)	2012	2011	2010	2012	2011	2010
Canada	6,730	7,067	6,755	126.3	106.5	61.9
United States	6,660	8,432	9,299	156.2	47.3	47.4
Total	13,390	15,499	16,054	282.5	153.8	109.3

PROVED RESERVES RECONCILIATION
(FORECAST PRICES AND COSTS; BEFORE ROYALTIES)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)			Total (Bcfe)
	Canada	United States	Total	Canada	United States	Total	
December 31, 2011	7,067	8,432	15,499	106.5	47.3	153.8	16,422
Extensions	863	378	1,241	28.8	42.9	71.7	1,672
Discoveries	17	7	24	1.3	0.6	1.9	35
Technical revisions	217	(222)	(5)	0.1	76.7	76.8	456
Economic factors	(580)	(783)	(1,363)	(2.2)	(1.0)	(3.2)	(1,383)
Acquisitions	83	11	94	0.1	0.1	0.2	95
Dispositions	(435)	(429)	(864)	(2.7)	(5.2)	(7.9)	(911)
Production	(502)	(734)	(1,236)	(5.6)	(5.2)	(10.8)	(1,301)
December 31, 2012	6,730	6,660	13,390	126.3	156.2	282.5	15,085

Encana's 2012 natural gas proved reserves before royalties of approximately 13.4 trillion cubic feet ("Tcf") decreased 2.1 Tcf from 2011 primarily due to the impact of lower prices included in economic factors. Divestitures also reduced 2012 proved reserves. Extensions and discoveries of approximately 1.3 Tcf replaced production before royalties during the year.

Encana's 2012 oil and NGL proved reserves before royalties of approximately 282.5 million barrels ("MMbbls") increased 128.7 MMbbls from 2011 primarily due to activities in the U.S., including the impact of renegotiated gathering and processing agreements. The renegotiated agreements result in Encana receiving additional NGL volumes from the Company's processed gas, which increased oil and NGL reserves and reduced natural gas reserves.

PROVED RESERVES BY COUNTRY
(FORECAST PRICES AND COSTS; AFTER ROYALTIES)

(as at December 31)	Natural Gas (Bcf)			Oil and NGLs (MMbbls)		
	2012	2011	2010	**2012**	2011	2010
Canada	**6,207**	6,607	6,298	**113.1**	94.4	54.8
United States	**5,410**	6,834	7,477	**127.3**	38.6	38.5
Total	**11,617**	13,441	13,775	**240.4**	133.0	93.3

PROVED RESERVES RECONCILIATION
(FORECAST PRICES AND COSTS; AFTER ROYALTIES)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)			**Total**
	Canada	United States	Total	Canada	United States	Total	(Bcfe)
December 31, 2011	6,607	6,834	13,441	94.4	38.6	133.0	14,239
Extensions and discoveries	795	312	1,107	26.1	35.2	61.3	1,475
Revisions [1]	(285)	(810)	(1,095)	2.0	61.8	63.8	(712)
Acquisitions	76	10	86	-	0.1	0.1	86
Dispositions	(489)	(343)	(832)	(2.3)	(4.2)	(6.5)	(871)
Production	(497)	(593)	(1,090)	(7.1)	(4.2)	(11.3)	(1,158)
December 31, 2012	6,207	5,410	11,617	113.1	127.3	240.4	13,059

(1) Includes economic factors.

Encana's 2012 natural gas proved reserves after royalties of approximately 11.6 Tcf decreased 1.8 Tcf from 2011 primarily due to the impact of lower prices included in revisions. Divestitures also reduced 2012 proved reserves. Extensions and discoveries of approximately 1.1 Tcf replaced production after royalties during the year.

Encana's 2012 oil and NGL proved reserves after royalties of approximately 240.4 MMbbls increased 107.4 MMbbls from 2011 primarily due to activities in the U.S., including the impact of renegotiated gathering and processing agreements. The renegotiated agreements result in Encana receiving additional NGL volumes from the Company's processed gas, which increased oil and NGL reserves and reduced natural gas reserves.

FORECAST PRICES

The reference prices below were utilized in the determination of reserves.

| | Natural Gas | | Liquids | |
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton [1] (C$/bbl)
2010 Price Assumptions				
2011	4.73	4.35	79.53	81.93
2012 - 2015	5.33 - 6.01	4.94 - 5.78	82.65 - 86.68	85.88 - 91.61
Thereafter	6.18 - 6.63	5.97 - 6.48	83.72	88.37
2011 Price Assumptions				
2012	3.80	3.49	97.00	97.96
2013 - 2021	4.50 - 7.17	4.13 - 6.58	100.00 - 107.56	101.02 - 108.73
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr
2012 Price Assumptions				
2013	3.75	3.38	90.00	85.00
2014 - 2022	4.25 - 6.27	3.83 - 5.64	92.50 - 104.57	91.50 - 103.57
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr

(1) Light Sweet.

U.S. PROTOCOL RESERVES QUANTITIES

PROVED RESERVES BY COUNTRY
(12-MONTH AVERAGE TRAILING PRICES; AFTER ROYALTIES)

| | Natural Gas (Bcf) | | | Oil and NGLs (MMbbls) | | |
(as at December 31)	**2012**	2011	2010	**2012**	2011	2010
Canada	**4,550**	6,329	6,117	**101.6**	95.0	54.3
United States	**4,242**	6,511	7,183	**108.4**	38.2	38.2
Total	**8,792**	12,840	13,300	**210.0**	133.2	92.5

PROVED RESERVES RECONCILIATION
(12-MONTH AVERAGE TRAILING PRICES; AFTER ROYALTIES)

| | Natural Gas (Bcf) | | | Oil and NGLs (MMbbls) | | |
	Canada	United States	Total	Canada	United States	Total
December 31, 2011	6,329	6,511	12,840	95.0	38.2	133.2
Revisions and improved recovery	(1,497)	(1,701)	(3,198)	(10.0)	38.9	28.9
Extensions and discoveries	638	338	976	25.9	39.2	65.1
Purchase of reserves in place	38	8	46	-	0.1	0.1
Sale of reserves in place	(461)	(321)	(782)	(2.2)	(3.8)	(6.0)
Production	(497)	(593)	(1,090)	(7.1)	(4.2)	(11.3)
December 31, 2012	4,550	4,242	8,792	101.6	108.4	210.0

Encana's 2012 natural gas proved reserves after royalties of approximately 8.8 Tcf decreased 4.0 Tcf from 2011 primarily due to the impact of lower 12-month average trailing prices included in revisions and improved recovery. Divestitures also reduced 2012 proved reserves.

Encana's 2012 oil and NGL proved reserves after royalties of approximately 210.0 MMbbls increased 76.8 MMbbls from 2011 primarily due to activities in the U.S., including the impact of renegotiated gathering and processing agreements. The renegotiated agreements result in Encana receiving additional NGL volumes from the Company's processed gas, which increased oil and NGL reserves and reduced natural gas reserves.

12-MONTH AVERAGE TRAILING PRICES

The reference prices below were utilized in the determination of reserves. The 12-month average trailing price is calculated as the average of the prices on the first day of each month within the trailing 12-month period.

	Natural Gas		Liquids	
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton [1] (C$/bbl)
Reserves Pricing [2]				
2010	4.38	4.03	79.43	76.22
2011	4.12	3.76	96.19	96.53
2012	2.76	2.35	94.71	87.42

(1) Light Sweet.

(2) All prices were held constant in all future years when estimating reserves.

PRODUCTION AND NET CAPITAL INVESTMENT

PRODUCTION VOLUMES (AFTER ROYALTIES)

(average daily)	2012	2011	2010
Natural Gas (MMcf/d)			
Canadian Division	1,359	1,454	1,323
USA Division	1,622	1,879	1,861
	2,981	3,333	3,184
Oil and NGLs (Mbbls/d)			
Canadian Division	19.4	14.5	13.2
USA Division	11.6	9.5	9.6
	31.0	24.0	22.8

2012 versus 2011

Encana's natural gas production volumes for 2012 were impacted by the Company's capital investment focus in oil and liquids rich natural gas plays and shut-in and curtailed production. In 2012, average natural gas production volumes of 2,981 MMcf/d decreased 352 MMcf/d from 2011. The Canadian Division volumes were lower primarily due to shut-in production and divestitures, partially offset by a successful drilling program at Cutbank Ridge and Bighorn. The USA Division volumes were lower primarily due to natural declines, divestitures and shut-in production, partially offset by a successful drilling program in Piceance. During 2012, Encana announced plans to shut-in and curtail natural gas production volumes of approximately 250 MMcf/d in areas subject to higher decline and higher variable costs. The shut-in volumes were brought back on prior to year end.

In 2012, average oil and NGL production volumes of 31.0 Mbbls/d increased 7.0 Mbbls/d from 2011. The Canadian Division volumes were higher primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn, higher royalty interest volumes and a successful drilling program in Peace River Arch and Bighorn. The USA Division volumes were higher primarily due to successful drilling programs in oil and liquids rich natural gas plays and renegotiated gathering and processing agreements which resulted in additional liquids volumes.

2011 versus 2010

In 2011, average natural gas production volumes of 3,333 MMcf/d increased 149 MMcf/d from 2010. Average oil and NGL production volumes of 24.0 Mbbls/d increased 1.2 Mbbls/d from 2010. The Canadian Division volumes were higher primarily due to a successful drilling program in the resource plays. The USA Division volumes were higher primarily due to a successful drilling program in Haynesville, partially offset by net divestitures and natural declines.

NET CAPITAL INVESTMENT

($ millions)	2012		2011		2010
Canadian Division	$ 1,567	$	2,031	$	2,214
USA Division	1,727		2,446		2,502
Market Optimization	7		2		2
Corporate & Other	175		131		61
Capital Investment	3,476		4,610		4,779
Acquisitions	379		515		733
Divestitures	(4,043)		(2,080)		(883)
Net Acquisitions and Divestitures	(3,664)		(1,565)		(150)
Net Capital Investment	$ (188)	$	3,045	$	4,629

2012

Capital investment during 2012 was $3,476 million and focused on completing previously initiated drilling programs, executing drilling programs with joint venture partners and increasing investment in oil and liquids rich natural gas development and exploration opportunities. Development of resource plays continued in Piceance, Haynesville, Bighorn, Cutbank Ridge and Peace River Arch. Investment in prospective oil and liquids rich natural gas plays was focused on the Duvernay, Clearwater Oil, the Tuscaloosa Marine Shale, Eaglebine, the Mississippian Lime, the DJ Niobrara and the San Juan Basin.

Divestitures in 2012 were $3,770 million in the Canadian Division and $271 million in the USA Division. The Canadian Division included C$1.45 billion received from Mitsubishi, C$1.18 billion received from PetroChina, C$100 million received from Toyota Tsusho and approximately C$920 million received from the sale of two natural gas processing plants. The USA Division received the remaining proceeds of $114 million from the divestiture of the North Texas natural gas assets, with the majority of the proceeds received in December 2011. Amounts received from the transactions have been deducted from the respective Canadian and U.S. full cost pools.

Acquisitions in 2012 were $139 million in the Canadian Division and $240 million in the USA Division and primarily included land and property purchases with oil and liquids rich natural gas production potential.

In December, Encana agreed to sell its 30 percent interest in the proposed Kitimat liquefied natural gas export terminal in British Columbia. The transaction closed on February 8, 2013.

Encana is currently involved in a number of joint ventures with counterparties in both Canada and the U.S. These arrangements support the Company's long-term strategy of accelerating the value recognition of its assets. Sharing development costs with third parties enables Encana to advance project development while reducing capital investment, thereby improving project returns.

2011

Capital investment during 2011 was $4,610 million and focused on continued development of Encana's resource plays, including Bighorn, Cutbank Ridge, Haynesville and Piceance.

Divestitures in 2011 were $350 million in the Canadian Division and $1,730 million in the USA Division. The USA Division divestitures included the sales of the Fort Lupton natural gas processing plant for proceeds of $296 million, the South Piceance natural gas gathering assets for proceeds of $547 million and the majority of the North Texas natural gas assets for proceeds of $836 million. Cash taxes increased by $114 million as a result of the sale of the South Piceance assets and the North Texas assets. Divestiture amounts were net of amounts recovered for capital expenditures incurred prior to the sale of certain natural gas gathering and processing assets.

Acquisitions in 2011 were $410 million in the Canadian Division and $105 million in the USA Division, which included land and property purchases that were complementary to existing Company assets and focused on acreage with oil and liquids rich natural gas production potential.

2010

Capital investment during 2010 was $4,779 million and focused on continued development of Encana's resource plays, including Greater Sierra, Clearwater, Cutbank Ridge, Haynesville and Texas. Divestitures in 2010 were $288 million in the Canadian Division and $595 million in the USA Division and included the sale of mature conventional oil and natural gas assets. Acquisitions in 2010 were $592 million in the Canadian Division and $141 million in the USA Division and included land and property purchases that were complementary to existing Company assets.

DIVISIONAL RESULTS

CANADIAN DIVISION

OPERATING CASH FLOW

	Operating Cash Flow ($ millions)			Natural Gas Netback ($/Mcf)			Oil & NGLs Netback ($/bbl)		
	2012	2011	2010	**2012**	2011	2010	**2012**	2011	2010
Revenues, Net of Royalties, excluding Hedging	**$ 1,802**	$ 2,507	$ 2,350	**$ 2.58**	$ 3.79	$ 4.10	**$ 70.84**	$ 85.41	$ 64.79
Realized Financial Hedging Gain	**958**	365	479	**1.97**	0.69	0.99	**-**	-	(1.04)
Expenses									
Production and mineral taxes	**9**	15	8	**-**	0.02	0.01	**1.13**	0.90	0.44
Transportation and processing	**555**	490	436	**1.12**	0.91	0.87	**0.75**	1.45	1.73
Operating	**352**	380	324	**0.67**	0.68	0.62	**2.09**	1.23	2.33
Operating Cash Flow/Netback	**$ 1,844**	$ 1,987	$ 2,061	**$ 2.76**	$ 2.87	$ 3.59	**$ 66.87**	$ 81.83	$ 59.25

	Natural Gas (MMcf/d)			Oil & NGLs (Mbbls/d)		
	2012	2011	2010	**2012**	2011	2010
Production Volumes - After Royalties	**1,359**	1,454	1,323	**19.4**	14.5	13.2

2012 versus 2011

Operating Cash Flow of $1,844 million decreased $143 million primarily due to lower realized commodity prices, lower natural gas production volumes and higher transportation and processing expense, partially offset by higher realized financial hedging gains and higher liquids production volumes. In 2012:

- Lower natural gas and liquids prices decreased revenues by $695 million.

- Realized financial hedging gains were $958 million compared to $365 million in 2011.

- Average natural gas production volumes of 1,359 MMcf/d were lower by 95 MMcf/d. This decreased revenues by $158 million primarily due to shut-in and curtailed production and divestitures, partially offset by a successful drilling program at Cutbank Ridge and Bighorn. A portion of 2012 production was shut-in at Cutbank Ridge, Greater Sierra and Clearwater.

- Average oil and NGL production volumes of 19.4 Mbbls/d were higher by 4.9 Mbbls/d, which increased revenues by $156 million primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn, higher royalty interest volumes and a successful drilling program in Peace River Arch and Bighorn.

- Transportation and processing expense increased $65 million primarily due to higher volumes processed through third party facilities, mainly resulting from the sale of two natural gas processing plants.

2011 versus 2010

Operating Cash Flow of $1,987 million decreased $74 million primarily due to lower realized natural gas prices, lower financial hedging gains, higher transportation and processing expense and higher operating expense, partially offset by higher production volumes and higher realized liquids prices. In 2011:

- Lower natural gas prices decreased revenues by $165 million, while higher liquids prices increased revenues by $111 million.

- Realized financial hedging gains were $365 million compared to $479 million in 2010.

- Average natural gas production volumes of 1,454 MMcf/d were higher by 131 MMcf/d and average oil and NGL production volumes of 14.5 Mbbls/d were higher by 1.3 Mbbls/d. This increased revenues $212 million as a result of a successful drilling program across all resource plays.

- Transportation and processing expense increased $54 million due to higher production volumes.

- Operating expense increased $56 million due to scheduled plant turnaround costs, higher property tax and a higher U.S./Canadian dollar exchange rate, partially offset by lower electricity costs.

Comparative figures for 2011 and 2010 in the Operating Cash Flow table above have been updated to present processing costs with transportation expense. Formerly these processing costs were presented in operating expense. The Company has reclassified $240 million of operating expense to transportation and processing expense for 2011 and $239 million for 2010. For additional information, see Note 2 to the Consolidated Financial Statements.

2012 INVESTMENT HIGHLIGHTS

Encana entered into a partnership agreement with Mitsubishi to jointly develop certain Cutbank Ridge lands in British Columbia. Under the agreement, Encana owns 60 percent and Mitsubishi owns 40 percent of the partnership. Mitsubishi agreed to invest approximately C$2.9 billion for its partnership interest, with C$1.45 billion received in February 2012. Mitsubishi has agreed to invest the remaining amount of approximately C$1.45 billion, in addition to its 40 percent of the partnership's future capital investment, over an expected commitment period of five years, thereby reducing Encana's capital funding commitment to 30 percent of the total expected capital investment over that period. The transaction did not include any of Encana's existing Cutbank Ridge production, processing plants, gathering systems or Alberta landholdings at the time of the transaction.

The Company entered into an agreement with PetroChina to jointly explore and develop certain liquids rich natural gas Duvernay lands in Alberta. PetroChina has agreed to invest approximately C$2.18 billion for a 49.9 percent working interest in the lands. PetroChina invested C$1.18 billion in December 2012 and has agreed to further invest approximately C$1.0 billion over a commitment period which is expected to be four years. The further investment of approximately C$1.0 billion is to be used to fund half of Encana's capital funding commitment.

Encana entered into an agreement with Toyota Tsusho under which Toyota Tsusho has agreed to invest approximately C$600 million to acquire a 32.5 percent gross overriding royalty interest in natural gas production from a portion of Encana's Clearwater resource play. Toyota Tsusho invested C$100 million in April 2012 and has agreed to further invest approximately C$500 million which is expected to be received over the next seven years.

The Company closed the sale of two natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million in February 2012. As part of the sale, Encana has entered into an agreement for firm gathering and processing services in the Cutbank Ridge area.

RESULTS BY RESOURCE PLAY

	Natural Gas Production (MMcf/d)			Oil & NGLs Production (Mbbls/d)			Capital ($ millions)		
	2012	2011	2010	**2012**	2011	2010	**2012**	2011	2010
Cutbank Ridge	**433**	428	344	**1.5**	1.1	0.4	**$ 228**	$ 371	$ 422
Bighorn	**242**	230	220	**5.8**	3.5	3.2	**333**	397	345
Peace River Arch	**108**	101	105	**2.9**	2.1	1.6	**220**	156	84
Clearwater	**374**	433	395	**8.6**	7.0	6.0	**131**	354	428
Greater Sierra	**200**	260	230	**0.5**	0.8	1.0	**118**	325	515
Other and emerging	**2**	2	29	**0.1**	-	1.0	**537**	428	420
Total Canadian Division	**1,359**	1,454	1,323	**19.4**	14.5	13.2	**$ 1,567**	$ 2,031	$ 2,214

Other and emerging resource plays include results from prospective oil and liquids rich natural gas plays, including the Duvernay emerging play, and the Deep Panuke offshore natural gas project.

OTHER DIVISIONAL EXPENSES

($ millions)	**2012**	2011	2010
Depreciation, depletion and amortization	**$ 748**	$ 966	$ 826
Impairments	**1,822**	2,249	-

In 2012, DD&A decreased $218 million from 2011 due to lower depletion rates and lower production volumes. The lower depletion rates primarily resulted from ceiling test impairments and credits to the full cost pool for amounts received from divestitures in 2012. In 2011, DD&A increased $140 million from 2010 primarily due to higher production volumes.

In 2012, the Division recognized non-cash ceiling test impairments of $1,822 million before tax compared to $2,249 million before tax recognized in 2011 (2010 - nil). The impairments resulted primarily from the decline in the 12-month average trailing natural gas prices, which reduced the Division's proved reserves volumes and values as calculated under SEC requirements. A non-cash ceiling test impairment is recognized when the capitalized costs aggregated at the country cost centre level exceed the sum of the estimated after-tax future net cash flows from proved reserves based on SEC requirements, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs.

USA DIVISION

OPERATING CASH FLOW

	Operating Cash Flow ($ millions)			Natural Gas Netback ($/Mcf)			Oil & NGLs Netback ($/bbl)		
	2012	2011	2010	**2012**	2011	2010	**2012**	2011	2010
Revenues, Net of Royalties, excluding Hedging	**$ 2,170**	$ 3,424	$ 3,577	**$ 3.03**	$ 4.47	$ 4.73	**$ 82.33**	$ 85.28	$ 69.35
Realized Financial Hedging Gain	**1,195**	598	698	**2.01**	0.87	1.03	**-**	-	-
Expenses									
Production and mineral taxes	**96**	183	209	**0.11**	0.23	0.27	**6.63**	7.54	6.69
Transportation and processing	**652**	728	662	**1.10**	1.06	0.97	**0.06**	0.08	-
Operating	**377**	444	472	**0.59**	0.62	0.58	**5.88**	0.70	-
Operating Cash Flow/Netback	**$ 2,240**	$ 2,667	$ 2,932	**$ 3.24**	$ 3.43	$ 3.94	**$ 69.76**	$ 76.96	$ 62.66

	Natural Gas (MMcf/d)			Oil & NGLs (Mbbls/d)		
	2012	2011	2010	**2012**	2011	2010
Production Volumes - After Royalties	**1,622**	1,879	1,861	**11.6**	9.5	9.6

2012 versus 2011

Operating Cash Flow of $2,240 million decreased $427 million primarily due to lower realized natural gas prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains, lower production and mineral taxes, lower transportation and processing expense, lower operating expense and higher liquids production volumes. In 2012:

- Lower natural gas prices decreased revenues by $856 million.

- Realized financial hedging gains were $1,195 million compared to $598 million in 2011.

- Average natural gas production volumes of 1,622 MMcf/d were lower by 257 MMcf/d. This decreased revenues by $412 million primarily due to natural declines, divestitures in Texas and shut-in production in Haynesville, partially offset by a successful drilling program in Piceance.

- Average oil and NGL production volumes of 11.6 Mbbls/d were higher by 2.1 Mbbls/d. This increased revenues by $66 million primarily due to successful drilling programs in oil and liquids rich natural gas plays and renegotiated gathering and processing agreements, which resulted in additional liquids volumes.

- Production and mineral taxes decreased $87 million primarily due to lower natural gas prices.

- Transportation and processing expense decreased $76 million primarily due to lower natural gas production volumes.

- Operating expense decreased $67 million primarily due to lower property taxes and the North Texas asset divestiture.

2011 versus 2010

Operating Cash Flow of $2,667 million decreased $265 million primarily due to lower realized natural gas prices, lower financial hedging gains and higher transportation and processing expense, partially offset by higher realized liquids prices and higher natural gas production volumes. In 2011:

- Lower natural gas prices decreased revenues by $179 million, while higher liquids prices increased revenues by $56 million.

- Realized financial hedging gains were $598 million compared to $698 million in 2010.

- Average natural gas production volumes of 1,879 MMcf/d were higher by 18 MMcf/d. This increased revenues by $31 million primarily due to a successful drilling program in Haynesville, partially offset by net divestitures and natural declines.

- Transportation and processing expense increased $66 million due to transporting volumes further to obtain higher price realizations.

2012 INVESTMENT HIGHLIGHTS

Encana entered into a long-term joint venture agreement with Nucor in November 2012 under which Nucor is to earn a 50 percent working interest in certain natural gas wells to be drilled over the next 20 years in the Piceance Basin in Colorado. Nucor has agreed to pay its share of well costs plus a portion attributable to Encana's interest.

Encana entered into a joint venture agreement with Exaro in March 2012 under which Exaro has agreed to invest approximately $380 million over the next five years to earn a 32.5 percent working interest in certain sections of the Jonah field in Wyoming.

The Company renegotiated certain gathering and processing agreements in September 2012, which result in Encana receiving additional NGL volumes from the Company's processed gas in the Piceance and Jonah areas.

The Company closed the majority of the North Texas asset sale in December 2011 for proceeds of $836 million. The remainder of the sale closed in March 2012 for proceeds of $114 million.

RESULTS BY RESOURCE PLAY

	Natural Gas Production (MMcf/d)			Oil & NGLs Production (Mbbls/d)			Capital ($ millions)		
	2012	2011	2010	**2012**	2011	2010	**2012**	2011	2010
Piceance	**475**	435	446	**2.2**	1.9	2.0	**$ 328**	$ 453	$ 224
Jonah	**411**	471	531	**4.1**	4.3	4.6	**102**	275	374
Haynesville	**475**	508	287	**-**	-	-	**337**	1,018	1,141
Texas	**167**	376	487	**0.1**	0.3	0.2	**62**	310	418
Other and emerging	**94**	89	110	**5.2**	3.0	2.8	**898**	390	345
Total USA Division	**1,622**	1,879	1,861	**11.6**	9.5	9.6	**$ 1,727**	$ 2,446	$ 2,502

Other and emerging resource plays include results from prospective oil and liquids rich natural gas plays, including the Tuscaloosa Marine Shale, Eaglebine, the Mississippian Lime, the DJ Niobrara and the San Juan Basin.

OTHER DIVISIONAL EXPENSES

($ millions)	**2012**	2011	2010
Depreciation, depletion and amortization	**$ 1,102**	$ 1,226	$ 1,094
Impairments	**2,842**	-	-

In 2012, DD&A decreased $124 million from 2011 due to lower production volumes, partially offset by a higher depletion rate. The higher depletion rate primarily resulted from lower proved reserves estimates based on SEC requirements due to a decline in natural gas prices, partially offset by ceiling test impairments recognized in the second and third quarters of 2012. In 2011, DD&A increased $132 million from 2010 primarily due to higher production volumes.

In 2012, the Division recognized non-cash ceiling test impairments of $2,842 million before tax (2011 - nil; 2010 - nil). The impairments resulted primarily from the decline in the 12-month average trailing natural gas prices, which reduced the Division's proved reserves volumes and values as calculated under SEC requirements.

MARKET OPTIMIZATION

($ millions)	**2012**	2011	2010
Revenues	**$ 419**	$ 703	$ 797
Expenses			
Operating	**48**	40	34
Purchased product	**349**	635	739
Depreciation, depletion and amortization	**12**	12	11
	$ 10	$ 16	$ 13

Market Optimization revenues and purchased product expense relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expense decreased in 2012 compared to 2011 primarily due to lower commodity prices and lower volumes required for optimization. Revenues and purchased product expense also decreased in 2011 compared to 2010 primarily due to lower commodity prices and lower volumes required for optimization.

CORPORATE AND OTHER

($ millions)	2012	2011	2010
Revenues	$ (1,384)	$ 870	$ 969
Expenses			
Transportation and processing	24	(25)	2
Operating	17	2	(3)
Depreciation, depletion and amortization	94	78	77
Impairment	31	-	-
	$ (1,550)	$ 815	$ 893

Revenues mainly includes unrealized hedging gains or losses recorded on financial derivative contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Revenues in 2012 resulted from the reversals of unrealized hedging gains. Transportation and processing expense primarily reflects unrealized financial hedging gains or losses related to the Company's power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office furniture and leasehold improvements. Impairment expense in 2012 relates to the Company's corporate assets.

Comparative figures for 2011 and 2010 in the table above have been updated to present unrealized financial hedging gains and losses related to the Company's power financial derivative contracts in transportation and processing expense. Formerly, these were presented in operating expense. For additional information, see Note 2 to the Consolidated Financial Statements.

OTHER OPERATING RESULTS

EXPENSES

($ millions)	2012	2011	2010
Accretion of asset retirement obligation	$ 53	$ 50	$ 46
Administrative	392	350	362
Interest	522	468	501
Foreign exchange (gain) loss, net	(107)	133	(251)
Other	1	21	2
	$ 861	$ 1,022	$ 660

Administrative expense in 2012 increased from 2011 primarily due to higher long-term compensation cost accruals and legal costs.

Interest expense in 2012 increased from 2011 due to higher standby fees on available committed revolving bank credit facilities, a lower recovery of interest accrued on unrecognized tax benefits and interest related to The Bow office project. Interest expense on long-term debt in 2012 was comparable to 2011. The Bow office project is discussed further in the Contractual Obligations and Contingencies section of this MD&A.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses primarily arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada and the revaluation of other monetary assets and liabilities.

INCOME TAX

($ millions)	2012	2011	2010
Current Income Tax	$ (200)	$ (195)	$ (213)
Deferred Income Tax	(1,837)	212	1,189
Income Tax Expense (Recovery)	$ (2,037)	$ 17	$ 976

In 2012, current income tax was a recovery of $200 million compared to a recovery of $195 million in 2011 and $213 million in 2010. The current income tax recoveries were primarily due to the carry back of tax losses to prior years.

In 2012, total income tax was a recovery of $2,037 million compared to an expense of $17 million in 2011 due to lower net earnings before tax primarily resulting from higher non-cash ceiling test impairments, lower commodity prices and unrealized hedging gain reversals. Total income tax expense in 2011 decreased $959 million from 2010 due to lower net earnings before tax primarily resulting from non-cash ceiling test impairments, lower natural gas prices, lower realized and unrealized hedging gains and an unrealized foreign exchange loss.

For 2012, Encana's annual effective tax rate was 42 percent, which included the tax benefit from the Cutbank Ridge transaction with Mitsubishi that closed in the first quarter. Encana's effective tax rate is impacted by earnings, along with tax benefits and expenses resulting from items including any tax on divestitures and transactions and related pool adjustments, international financing and the non-taxable portions of capital gains and losses.

The effective tax rate differs from the Canadian statutory tax rate due to permanent differences, jurisdictional tax rates, benefits of loss carry-backs and adjustments to estimates. Permanent differences primarily include any tax on divestitures and transactions and related pool adjustments, international financing, the non-taxable portion of capital gains and losses and the effect of legislative changes.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	2012	2011	2010
Net Cash From (Used In)			
Operating activities	$ 3,107	$ 3,927	$ 2,329
Investing activities	361	(3,631)	(4,729)
Financing activities	(1,111)	(194)	(1,284)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	22	(1)	2
Increase (Decrease) in Cash and Cash Equivalents	$ 2,379	$ 101	$ (3,682)
Cash and Cash Equivalents, End of Year	$ 3,179	$ 800	$ 699

OPERATING ACTIVITIES

Net cash from operating activities in 2012 of $3,107 million decreased $820 million from 2011. Net cash from operating activities in 2011 of $3,927 million increased $1,598 million from 2010. These variances are a result of the Cash Flow variances discussed in the Financial Results section of this MD&A. In 2012, the net change in non-cash working capital was a deficit of $323 million compared to a deficit of $15 million in 2011 and a deficit of $1,998 million in 2010. The 2010 net change in non-cash working capital reflected a one time tax payment of $1,775 million related to the wind-up of the Company's Canadian oil and gas partnership.

The Company had a working capital surplus of $2,865 million at December 31, 2012 compared to $881 million at December 31, 2011. The increase in working capital is primarily the result of an increase in cash and cash equivalents, a decrease in accounts payable and accrued liabilities and a decrease in the deferred income tax liability, partially offset by lower risk management assets. At December 31, 2012, working capital included cash and cash equivalents of $3,179 million compared to $800 million at December 31, 2011. Encana expects that it will continue to meet the payment terms of its suppliers.

INVESTING ACTIVITIES

Net cash from investing activities in 2012 was $361 million compared to net cash used in investing activities of $3,631 million in 2011. The net cash from investing activities primarily resulted from higher divestiture proceeds and lower capital expenditures. Net cash used for investing activities in 2011 of $3,631 million decreased $1,098 million from 2010 due to higher divestiture proceeds. Reasons for these changes are discussed further in the Net Capital Investment section of this MD&A.

Net cash from investing activities in 2012 also included cash in reserve released from escrow of $415 million compared to cash placed in escrow of $383 million in 2011. Cash in reserve includes amounts received from counterparties related to jointly controlled assets. At December 31, 2011, the Company also had amounts placed in escrow for a possible qualifying like-kind exchange for U.S. income tax purposes.

FINANCING ACTIVITIES

LONG-TERM DEBT

Encana's current portion of long-term debt outstanding at December 31, 2012 was $500 million compared to $492 million at December 31, 2011. Encana's long-term debt, excluding the current portion, totaled $7,175 million at December 31, 2012 and $7,658 million at December 31, 2011. Long-term debt at December 31, 2012 decreased from 2011 due to the repayment of the Company's C$500 million 4.30 percent notes that matured on March 12, 2012. There were no outstanding balances under the Company's commercial paper or revolving credit facilities at December 31, 2012 or December 31, 2011.

In November 2011, Encana completed a public offering in the U.S. of senior unsecured notes in two series totaling $1.0 billion. The first series of $600 million have a coupon rate of 3.90 percent and mature November 15, 2021. The second series of $400 million have a coupon rate of 5.15 percent and mature November 15, 2041. The proceeds of the offering were used to repay a portion of Encana's commercial paper indebtedness, a portion of which was incurred to repay Encana's $500 million 6.30 percent notes that matured November 1, 2011.

CREDIT FACILITIES AND SHELF PROSPECTUSES

Encana maintains two committed revolving bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.

As at December 31, 2012, Encana had available unused committed revolving bank credit facilities of $5.0 billion.

- Encana has in place a revolving bank credit facility for C$4.0 billion ($4.0 billion) that remains committed through October 2015, of which C$4.0 billion ($4.0 billion) remained unused.

- One of Encana's U.S. subsidiaries has in place a revolving bank credit facility for $1.0 billion that remains committed through October 2015, of which $999 million remained unused.

As at December 31, 2012, Encana had available unused capacity under shelf prospectuses for up to $6.0 billion.

- Encana has in place a shelf prospectus whereby it may issue from time to time up to C$2.0 billion ($2.0 billion), or the equivalent in foreign currencies, of debt securities in Canada. At December 31, 2012, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2013 and is expected to be renewed.

- Encana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. At December 31, 2012, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2014.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana's financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the credit facilities adjust capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Debt to Adjusted Capitalization was 37 percent at December 31, 2012 and 33 percent at December 31, 2011.

NORMAL COURSE ISSUER BID

In 2011 and 2010, Encana had approval from the Toronto Stock Exchange to purchase common shares under a Normal Course Issuer Bid ("NCIB"). Encana was entitled to purchase, for cancellation, up to 36.8 million common shares under the NCIB, which commenced on December 14, 2010 and expired on December 13, 2011. The Company did not renew its NCIB for 2012 and did not purchase any common shares during 2012 or 2011. During 2010, the Company purchased approximately 15.4 million common shares for total consideration of approximately $499 million.

DIVIDENDS

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. For the year ended December 31, 2012, dividend payments were $0.80 per share totaling $588 million (2011 - $0.80 per share totaling $588 million; 2010 - $0.80 per share totaling $590 million).

On February 13, 2013, the Board declared a dividend of $0.20 per share payable on March 28, 2013 to common shareholders of record as of March 15, 2013.

OUTSTANDING SHARE DATA

As at December 31, 2012 and February 19, 2013, Encana had 736.3 million common shares outstanding (December 31, 2011 - 736.3 million; December 31, 2010 - 736.3 million).

Eligible employees have been granted stock options to purchase common shares in accordance with Encana's Employee Stock Option Plan. As at December 31, 2012, there were approximately 29.8 million outstanding stock options with associated Tandem Stock Appreciation Rights ("TSARs") attached (20.7 million exercisable). A TSAR gives the option holder the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the original grant price. The exercise of a TSAR for a cash payment does not result in the issuance of any Encana common shares and therefore has no dilutive effect. Historically, most holders of these options have elected to exercise their stock options as a TSAR in exchange for a cash payment.

Since 2011, Restricted Share Units ("RSUs") have been granted to eligible employees to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. As at December 31, 2012, there were approximately 3.6 million outstanding RSUs which vest three years from the date granted. The Company intends to settle vested RSUs in cash on the vesting date. A settlement in cash does not result in the issuance of any Encana common shares and therefore has no dilutive effect.

CAPITAL STRUCTURE

The Company's capital structure consists of shareholders' equity plus long-term debt, including the current portion. The Company's objectives when managing its capital structure are to maintain financial flexibility to preserve Encana's access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company's objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors several non-GAAP financial metrics as indicators of its overall financial strength. The financial metrics the Company currently monitors are below.

(as at December 31)	2012	2011	2010
Net Debt to Debt Adjusted Cash Flow [1]	1.1x	1.6x	1.5x
Debt to Debt Adjusted Cash Flow [1]	2.0x	1.8x	1.6x
Debt to Adjusted EBITDA [1]	2.0x	1.9x	1.6x
Debt to Adjusted Capitalization [1]	37%	33%	

(1) A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

CONTRACTUAL OBLIGATIONS

The following table outlines the Company's contractual obligations including commitments at December 31, 2012:

($ millions, undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total
Long-Term Debt [1]	$ 500	$ 1,000	$ -	$ -	$ 700	$ 5,454	$ 7,654
Asset Retirement Obligation	34	52	47	59	60	4,073	4,325
Other Long-Term Obligations	86	93	93	94	95	2,120	2,581
Capital Leases	82	97	97	97	97	354	824
Obligations [2]	702	1,242	237	250	952	12,001	15,384
Transportation and Processing	905	970	991	868	829	5,030	9,593
Drilling and Field Services	366	114	70	48	21	51	670
Operating Leases	51	48	44	38	29	71	281
Commitments	1,322	1,132	1,105	954	879	5,152	10,544
Total Contractual Obligations	$ 2,024	$ 2,374	$ 1,342	$ 1,204	$ 1,831	$ 17,153	$ 25,928
Sublease Recoveries	$ (44)	$ (46)	$ (46)	$ (47)	$ (47)	$ (1,049)	$ (1,279)

Expected Future Payments

(1) Principal component only. See Note 13 to the Consolidated Financial Statements.

(2) The Company has recorded $10,983 million in liabilities related to these obligations.

Contractual obligations arising from long-term debt, asset retirement obligations, capital leases, The Bow office project and the Deep Panuke Production Field Centre are recognized on the Company's balance sheet. Further information can be found in the note disclosures to the Consolidated Financial Statements.

Other Long-Term Obligations relates to the 25-year lease agreement with a third party developer for The Bow office project. Encana has recognized the accumulated construction costs for The Bow office project as an asset with a related liability. Beginning in July 2012, Encana assumed partial occupancy of The Bow office premises and commenced payments to the third party developer. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. ("Cenovus"). Sublease Recoveries in the table above include the amounts expected to be recovered from Cenovus. Encana's undiscounted payments for The Bow are $2,581 million, of which $1,279 million is expected to be recovered from Cenovus.

Capital Leases primarily include the commitment related to the Deep Panuke Production Field Centre, which has been recorded as an asset under construction with a corresponding liability of $612 million. Upon commencement of operations, Encana will recognize the production facility as a capital lease. Encana's undiscounted contractual payments are limited to $711 million ($564 million discounted).

In addition to the Commitments disclosed in the table above, Encana has development commitments with its joint venture partners resulting from the arrangements the Company entered into during 2012. A portion of these joint venture commitments may be satisfied by the Drilling and Field Services commitments included in the table above. For further information on Encana's significant arrangements, see the 2012 Investment Highlights in the Divisional Results section.

In addition to the Total Contractual Obligations disclosed above, Encana has made commitments related to its risk management program and the Company has an obligation to fund its defined benefit pension and other post-employment benefit plans. Further information can be found in Notes 19 and 17, respectively, to the Consolidated Financial Statements. The Company expects to fund its 2013 commitments from Cash Flow and cash and cash equivalents.

CONTINGENCIES

Encana is involved in various legal claims and actions arising in the course of the Company's operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana's financial position, cash flows or results of operations. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company's consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

RESULTS OF INDEPENDENT INVESTIGATION

In June 2012, Encana's independent Directors authorized its Chairman, Mr. David O'Brien, to oversee an investigation into allegations of collusion with competitors regarding land leasing in Michigan in 2010. External legal counsel were retained in both the United States and Canada to assist in undertaking a thorough investigation, which was conducted independent of the Company's management. Based on the results of the investigation, the Board has concluded that Encana did not engage in such conduct. The Company has received a subpoena from the Antitrust Division of the United States Department of Justice and a civil investigatory demand from the Michigan Attorney General and is cooperating fully with the investigations of both agencies. It is possible that Encana may become a defendant or involved in potential legal actions, including class actions, in connection with matters relating to the allegations.

RISK MANAGEMENT

Encana's business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:

- financial risks;
- operational risks; and
- safety, environmental and regulatory risks.

Issues affecting, or with the potential to affect, Encana's reputation are generally of a strategic nature or emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company's reputation and has established consistent and clear policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Encana continues to implement its business model of focusing on developing low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

FINANCIAL RISKS

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Encana's business.

Financial risks include, but are not limited to:

- market pricing of natural gas and liquids;
- credit and liquidity;
- foreign exchange rates; and
- interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All derivative financial agreements are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings. Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of price risk to achieve investment returns and growth objectives, while maintaining prescribed financial metrics.

To partially mitigate commodity price risk, the Company may enter into transactions that fix or set a floor and cap on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana's financial instruments as at December 31, 2012, is disclosed in Note 19 to the Consolidated Financial Statements.

Counterparty and credit risks are regularly and proactively managed. A substantial portion of Encana's credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company's credit portfolio, including credit practices that limit transactions and grant payment terms according to counterparties' credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a wide range of funding alternatives at competitive rates through commercial paper, committed revolving bank credit facilities and debt capital markets. Encana closely monitors the Company's ability to access cost-effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure. In managing the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

As a means of mitigating the exposure to fluctuations in the U.S./Canadian dollar exchange rate, Encana may enter into foreign exchange contracts. Realized gains or losses on these contracts are recognized on settlement. By maintaining U.S. and Canadian operations, Encana has a natural hedge to some foreign exchange exposure.

Encana also maintains a mix of both U.S. dollar and Canadian dollar debt, which helps to offset the exposure to the fluctuations in the U.S./Canadian dollar exchange rate. In addition to direct issuance of U.S. dollar denominated debt, the Company may enter into cross currency swaps on a portion of its debt as a means of managing the U.S./Canadian dollar debt mix.

The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt. Encana may enter into interest rate swap transactions from time to time as an additional means of managing the fixed/floating rate debt portfolio mix.

OPERATIONAL RISKS

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

- reserves and resources replacement;
- capital activities; and
- operating activities.

The Company's ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company's securities in particular; the ability to secure and maintain cost effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; volatility in natural gas and liquids prices; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company's projects are evaluated on a fully risked basis, including geological risk and engineering risk.

In addition, the asset teams undertake a thorough review of previous capital programs to identify key learnings, which often include operational issues that positively and negatively impact project results. Mitigation plans are developed for the operational issues that had a negative impact on results. These mitigation plans are then incorporated into the current year plan for the project. On an annual basis, these results are analyzed for Encana's capital program with the results and identified learnings shared across the Company.

A peer review process is used to ensure that capital projects are appropriately risked and that knowledge is shared across the Company. Peer reviews are undertaken primarily for exploration projects and early stage resource plays, although they may occur for any type of project.

When making operating and investing decisions, Encana's business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation and risk mitigation. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

SAFETY, ENVIRONMENTAL AND REGULATORY RISKS

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company's business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of the environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of Encana's Board of Directors provides recommended environmental policies for approval by Encana's Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Encana's operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company's existing and planned projects as well as impose a cost of compliance.

One of the processes Encana monitors relates to hydraulic fracturing. Hydraulic fracturing is used throughout the oil and gas industry where fracturing fluids are utilized to develop the reservoir. This process has been used in the oil and gas industry for approximately 60 years. Encana uses multiple techniques to fully understand the effect of each hydraulic fracturing operation it conducts. In all Encana operations, rigorous water management and protection is an essential part of this process.

Hydraulic fracturing processes are strictly regulated by various state and provincial government agencies. Encana meets or exceeds the requirements set out by the regulators. The U.S. and Canadian federal governments and certain U.S. state and Canadian provincial governments are currently reviewing certain aspects of the scientific, regulatory and policy framework under which hydraulic fracturing operations are conducted. At present, most of these governments are primarily engaged in the collection, review and assessment of technical information regarding the hydraulic fracturing process and have not provided specific details with respect to any significant actual, proposed or contemplated changes to the hydraulic fracturing regulatory construct. However, there are increased chemical disclosure requirements in many of the jurisdictions in which the Company operates. In addition, well setback and water sampling requirements are expected to come into force in the state of Colorado in 2013.

The U.S. Environmental Protection Agency (the "EPA") continues to study the potential environmental impacts of hydraulic fracturing, including the impacts on drinking water sources and public health. The EPA released a draft report in 2011 outlining the results of its groundwater study at Encana's Pavillion natural gas field in Wyoming. Although the EPA released additional analytical data in 2012, their draft report has not yet been subject to a qualified, third party, scientific verification. Any implication of a potential connection between hydraulic fracturing and groundwater quality could impact the Company's existing and planned projects as well as impose a cost of compliance.

Encana is committed to and supports the disclosure of hydraulic fracturing chemical information. Encana participates in the FracFocus Chemical Disclosure Registry ("the Registry") in the U.S. and the Alberta and British Columbia versions of the Registry. Encana works collaboratively with industry peers, trade associations, fluid suppliers and regulators to identify, develop and advance responsible hydraulic fracturing best practices. More information on hydraulic fracturing can be accessed on the Company's website at www.encana.com.

CLIMATE CHANGE

A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases ("GHG") and certain other air emissions. While some jurisdictions have provided details on these regulations, it is anticipated that other jurisdictions will announce emission reduction plans in the future. As these federal and regional programs are under development, Encana is unable to predict the total impact of the potential regulations upon its business. Therefore, it is possible that the Company could face increases in operating and capital costs in order to comply with GHG emissions legislation. However, Encana will continue to work with governments to develop an approach to deal with climate change issues that protects the industry's competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.

The Alberta Government has set targets for GHG emission reductions. In March 2007, regulations were amended to require facilities that emit more than 100,000 tonnes of GHG emissions per year to reduce their emissions intensity by 12 percent from a regulated baseline starting July 1, 2007. To comply, companies can make operating improvements, purchase carbon offsets or make a C$15 per tonne contribution to an Alberta Climate Change and Emissions Management Fund. In Alberta, Encana has one facility covered under the emissions regulations. The forecast cost of carbon associated with the Alberta regulations is not material to Encana at this time and is being actively managed.

In British Columbia, effective July 1, 2008, a 'revenue neutral carbon tax' was applied to virtually all fossil fuels, including diesel, natural gas, coal, propane and home heating fuel. The tax applies to combustion emissions and to the purchase or use of fossil fuels within the province. The rate started at C$10 per tonne of carbon equivalent emissions and has risen to C$30 per tonne at present. The forecast cost of carbon associated with the British Columbia regulations is not material to Encana at this time and is being actively managed.

The American Clean Energy and Security Act ("ACESA") was passed by the U.S. House of Representatives in June 2009 but failed to gain sufficient support in the U.S. Senate in 2010. The ACESA proposed climate change legislation which would have established a GHG cap-and-trade system and provided incentives for the development of renewable energy. Subsequently, the current U.S. Administration has directed the EPA to exercise new authority under the Clean Air Act to regulate GHG emissions. Under the Clean Air Act, the EPA is required to set industry-specific standards for new and existing sources that emit GHGs above a certain threshold. To date, the EPA has not made significant announcements pertaining to the development or implementation of industry-specific standards related to oil and gas exploration and production. Encana will continue to monitor these developments during 2013.

The Canadian federal government has announced that it will align greenhouse gas emission legislation with the U.S. As it remains unclear what approach the U.S. federal government will take, or when, it is also unclear whether these federal governments will implement economy-wide greenhouse gas emission legislation or a sector-specific approach, and what type of compliance mechanisms will be available to certain emitters.

Encana intends to continue its activity to reduce its emissions intensity and improve its energy efficiency. The Company's efforts with respect to emissions management are founded on the following key elements:

- focus on energy efficiency and the development of technology to reduce GHG emissions;

- involvement in the creation of industry best practices; and

- production weighting of natural gas.

Encana has a proactive strategy for addressing the implications of emerging carbon regulations which is composed of three principal elements:

- *Active Cost Management.* When regulations are implemented, a cost is placed on Encana's emissions (or a portion thereof) and while these are not material at this stage, they are being actively managed to ensure compliance. Factors such as effective emissions tracking and attention to fuel consumption help to support and drive the Company's focus on cost reduction.

- *Anticipate and Respond to Price Signals.* As regulatory regimes for GHGs develop in the jurisdictions where Encana works, inevitably price signals begin to emerge. The Company maintains an Environmental Efficiency Initiative in an effort to improve the energy efficiency of its operations. The price of potential carbon reductions plays a role in the economics of the projects that are implemented. In response to the anticipated price of carbon, Encana is also attempting, where appropriate, to realize the associated value of its reduction projects.

- *Work with Industry Groups.* Encana continues to work with governments, academics and industry leaders to develop and respond to emerging GHG regulations. By continuing to stay engaged in the debate on the most appropriate means to regulate these emissions, the Company gains useful knowledge that allows it to explore different strategies for managing its emissions and costs. These scenarios influence Encana's long-range planning and its analyses on the implications of regulatory trends.

Encana monitors developments in emerging climate change policy and legislation, and considers the associated costs of carbon in its strategic planning. Management and the Board of Directors review the impact of a variety of carbon constrained scenarios on its strategy, with a current price range from approximately $10 to $80 per tonne of emissions applied to a range of emissions coverage levels. Encana also examines the impact of carbon regulation on its major projects. Although uncertainty remains regarding potential future emissions regulation, Encana's plan is to continue to assess and evaluate the cost of carbon relative to its investments across a range of scenarios.

Encana recognizes that there is a cost associated with carbon emissions. Encana is confident that GHG regulations and the cost of carbon at various price levels have been adequately considered as part of its business planning and scenarios analyses. Encana believes that the resource play strategy is an effective way to develop the resource, generate shareholder returns and coordinate overall environmental objectives with respect to carbon, air emissions, water and land. Encana is committed to transparency with its stakeholders and will keep them apprised of how these issues affect operations. Additional detail on Encana's GHG emissions is available in the Corporate Responsibility Report that is available on the Company's website at www.encana.com.

ACCOUNTING POLICIES AND ESTIMATES

CRITICAL ACCOUNTING ESTIMATES

Management is required to make judgments, assumptions and estimates in applying its accounting policies and practices, which have a significant impact on the financial results of the Company. A summary of Encana's significant accounting policies can be found in Note 1 to the Consolidated Financial Statements for the year ended December 31, 2012. The following discussion outlines the accounting policies and practices involving the use of estimates that are critical to determining Encana's financial results.

UPSTREAM ASSETS AND RESERVES

Encana follows U.S. GAAP full cost accounting for natural gas, oil and NGL activities. Reserves estimates can have a significant impact on net earnings, as they are a key input to the Company's depletion and ceiling test impairment calculations. A downward revision in reserves estimates may increase depletion expense and may also result in a ceiling test impairment. A ceiling test impairment is recognized in net earnings when the carrying amount of a country cost centre exceeds the country cost centre ceiling. The carrying amount of a cost centre includes capitalized costs of proved oil and gas properties, net of accumulated depletion and the related deferred income taxes. The cost centre ceiling is the sum of the estimated after-tax future net cash flows from proved reserves as calculated under SEC requirements, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs. The 12-month average trailing price is calculated as the average of the prices on the first day of each month within the trailing 12-month period. Any excess of the carrying amount over the calculated ceiling is recognized as an impairment in net earnings. During 2012 and 2011, Encana recorded ceiling test impairments, which are discussed further in the Divisional Results section of this MD&A.

Annually, all of Encana's natural gas, oil and NGL reserves and resources are evaluated and reported on by independent qualified reserves evaluators. The estimation of reserves is a subjective process. Estimates are based on engineering data, projected future rates of production, and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Reserves estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery.

ASSET RETIREMENT OBLIGATION

Asset retirement obligations are those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

The asset retirement obligation is estimated by discounting the expected future cash flows of the settlement. The discounted cash flows are based on estimates of such factors as reserves lives, retirement costs, timing of settlements, credit-adjusted risk-free rates and inflation rates. These estimates will impact net earnings through accretion of the asset retirement obligation in addition to depletion of the asset retirement cost included in property, plant and equipment. Actual expenditures incurred are charged against the accumulated asset retirement obligation.

GOODWILL

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually at December 31. Goodwill and all other assets and liabilities are allocated to reporting units, which are Encana's country cost centres. To assess impairment, the carrying amount of each reporting unit is determined and compared to the fair value of the reporting unit. If the carrying amount of the reporting unit is higher than the fair value then goodwill is written down to the implied fair value of goodwill. The implied fair value of goodwill is determined by deducting the fair value of the reporting unit's assets and liabilities from the fair value of the reporting unit. Any excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and charged to net earnings. Subsequent measurement of goodwill is at cost less accumulated impairments.

The fair value used in the impairment test is based on estimates of discounted future cash flows which involves assumptions of natural gas and liquids reserves, including commodity prices, future costs and discount rates. Encana has assessed its goodwill for impairment at December 31, 2012 and has determined that no write-down is required.

INCOME TAXES

Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the enacted income tax rates and laws expected to apply when the assets are realized and liabilities are settled. Current income taxes are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates and laws enacted at the end of the reporting period. The effect of a change in the enacted tax rates or laws is recognized in net earnings in the period of enactment.

Deferred income tax assets are routinely assessed for realizability. If it is more likely than not that deferred tax assets will not be realized, a valuation allowance is recorded to reduce the deferred tax assets. Encana considers available positive and negative evidence when assessing the realizability of deferred tax assets including historic and expected future taxable earnings, available tax planning strategies and carry forward periods. The estimates used in determining expected future taxable earnings are consistent with those used in the goodwill impairment assessment.

Encana's interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax. The estimated annual effective income tax rate is impacted by the expected annual earnings along with the tax benefits and expenses resulting from items including any tax on divestitures and transactions and related pool adjustments, international financing and the non-taxable portions of capital gains or losses.

Encana recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority. A recognized tax position is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority. Liabilities for unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities and provisions.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty and the interpretations can impact net earnings through the income tax expense arising from the changes in deferred income tax assets or liabilities.

DERIVATIVE FINANCIAL INSTRUMENTS

As described in the Risk Management section of this MD&A, derivative financial instruments are used by Encana to manage its exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The Company's policy is not to utilize derivative financial instruments for speculative purposes.

Derivative financial instruments are measured at fair value with changes in fair value recognized in net earnings. The fair values recorded in the Consolidated Balance Sheet reflect netting the asset and liability positions where counterparty master netting arrangements contain provisions for net settlement. Realized gains or losses from financial derivatives related to natural gas and oil commodity prices are recognized in revenues as the contracts are settled. Realized gains or losses from financial derivatives related to power commodity prices are recognized in transportation and processing expense as the related power contracts are settled. Unrealized gains and losses are recognized in revenues and transportation and processing expense accordingly, at the end of each respective reporting period based on the changes in fair value of the contracts.

The estimate of fair value of all derivative instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. The estimated fair value of financial assets and liabilities is subject to measurement uncertainty.

RECENT ACCOUNTING PRONOUNCEMENTS

On January 1, 2012, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board ("FASB"), which have not had a material impact on the Company's Consolidated Financial Statements:

- Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,* clarifies and changes existing fair value measurement and disclosure requirements. The amendments have been applied prospectively and have not had a significant impact on the Company's fair value measurements or disclosures.

- Accounting Standards Update 2011-05, *Presentation of Comprehensive Income,* requires that net earnings and comprehensive income be presented either in a single continuous statement or in two separate consecutive statements. As Encana presents its net earnings and comprehensive income in two separate consecutive statements, the amendments had no impact on the Company's financial statement presentation. Accounting Standards Update 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,* defers the effective date of certain presentation requirements for items reclassified out of accumulated other comprehensive income to net earnings.

- Accounting Standards Update 2011-08, *Intangibles - Goodwill and Other,* permits an initial assessment of qualitative factors to determine whether the two-step goodwill impairment test is required to be performed as described in Accounting Standards Codification Topic 350, *Intangibles - Goodwill and Other.* The amendments have been applied prospectively.

As of January 1, 2013, Encana will be required to adopt the following accounting standards updates issued by FASB, which are not expected to have a material impact on the Company's Consolidated Financial Statements:

- Accounting Standards Update 2011-11, *Disclosures about Offsetting Assets and Liabilities*, and Accounting Standards Update 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, require disclosure of both gross and net information about certain financial instruments eligible for offset in the balance sheet and certain financial instruments subject to master netting arrangements. The amendments will be applied retrospectively and may expand the Company's financial instruments disclosures.

- Accounting Standards Update 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,* requires enhanced disclosures about amounts reclassified out of accumulated other comprehensive income. The amendments will be applied prospectively and may expand the Company's disclosures.

NON-GAAP MEASURES

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Cash Flow per share - diluted; Operating Earnings; Operating Earnings per share - diluted; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt to Debt Adjusted Cash Flow; Debt to Debt Adjusted Cash Flow; Debt to Adjusted EBITDA; and Debt to Adjusted Capitalization. Management's use of these measures is discussed further below.

CASH FLOW

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company's ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

| ($ millions) | 2012 | | | | | 2011 | | | | | 2010 |
	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual
Cash From (Used in) Operating Activities	$ 3,107	$ 717	$ 1,142	$ 631	$ 617	$ 3,927	$ 1,005	$ 1,285	$ 980	$ 657	$ 2,329
(Add back) deduct:											
Net change in other assets and liabilities	(78)	(23)	(9)	(26)	(20)	(160)	(30)	(26)	(75)	(29)	(112)
Net change in non-cash working capital	(323)	(56)	242	(134)	(375)	(15)	166	130	(34)	(277)	(1,998)
Cash tax on sale of assets	(29)	(13)	(4)	(3)	(9)	(114)	(114)	-	-	-	-
Cash Flow	$ 3,537	$ 809	$ 913	$ 794	$ 1,021	$ 4,216	$ 983	$ 1,181	$ 1,089	$ 963	$ 4,439

OPERATING EARNINGS

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company's underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company's financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

| ($ millions) | 2012 | | | | | 2011 | | | | | 2010 |
	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual
Net Earnings	$ (2,794)	$ (80)	$ (1,244)	$ (1,482)	$ 12	$ 5	$ (476)	$ 459	$ 383	$ (361)	$ 2,343
After-tax (addition) / deduction:											
Unrealized hedging gain (loss)	(1,002)	(72)	(428)	(547)	45	600	397	273	18	(88)	634
Impairments	(3,188)	(300)	(1,193)	(1,695)	-	(1,687)	(1,105)	-	-	(582)	-
Non-operating foreign exchange gain (loss)	92	(66)	162	(90)	86	(99)	82	(325)	44	100	235
Income tax adjustments	307	62	(48)	652	(359)	-	(82)	122	(31)	(9)	-
Operating Earnings	$ 997	$ 296	$ 263	$ 198	$ 240	$ 1,191	$ 232	$ 389	$ 352	$ 218	$ 1,474

REVENUES, NET OF ROYALTIES, EXCLUDING UNREALIZED HEDGING

Revenues, Net of Royalties, Excluding Unrealized Hedging is a non-GAAP measure that adjusts revenues, net of royalties for unrealized hedging gains/losses. Unrealized hedging gains/losses result from the fair value changes in unsettled derivative financial contracts. Management monitors Revenues, Net of Royalties, Excluding Unrealized Hedging as it reflects the realized hedging impact of the Company's settled financial contracts.

	2012					2011					2010
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual
Revenues, Net of Royalties	$ 5,160	$ 1,605	$ 1,025	$ 731	$ 1,799	$ 8,467	$ 2,461	$ 2,353	$ 1,986	$ 1,667	$ 8,870
(Add) / deduct:											
Unrealized hedging gain (loss), before tax	(1,441)	(118)	(598)	(795)	70	854	578	400	27	(151)	947
Revenues, Net of Royalties, Excluding Unrealized Hedging	$ 6,601	$ 1,723	$ 1,623	$ 1,526	$ 1,729	$ 7,613	$ 1,883	$ 1,953	$ 1,959	$ 1,818	$ 7,923

NET DEBT TO DEBT ADJUSTED CASH FLOW

Net Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company's overall financial strength. Net Debt is a non-GAAP measure defined as long-term debt, including current portion, less cash and cash equivalents. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions, as at December 31)	2012	2011	2010
Debt	$ 7,675	$ 8,150	$ 7,682
Less: Cash and Cash Equivalents	3,179	800	699
Net Debt	4,496	7,350	6,983
Cash Flow	3,537	4,216	4,439
Interest Expense, after tax	391	344	360
Debt Adjusted Cash Flow	$ 3,928	$ 4,560	$ 4,799
Net Debt to Debt Adjusted Cash Flow	1.1x	1.6x	1.5x

DEBT TO DEBT ADJUSTED CASH FLOW

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company's overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions, as at December 31)	2012	2011	2010
Debt	$ 7,675	$ 8,150	$ 7,682
Cash Flow	3,537	4,216	4,439
Interest Expense, after tax	391	344	360
Debt Adjusted Cash Flow	$ 3,928	$ 4,560	$ 4,799
Debt to Debt Adjusted Cash Flow	2.0x	1.8x	1.6x

DEBT TO ADJUSTED EBITDA

Debt to Adjusted EBITDA is a non-GAAP measure monitored by Management as an indicator of the Company's overall financial strength. Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month Net Earnings before income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, DD&A, impairments, unrealized hedging gains and losses and other expenses.

($ millions, as at December 31)	2012	2011	2010
Debt	$ 7,675	$ 8,150	$ 7,682
Net Earnings	(2,794)	5	2,343
Add (deduct):			
Interest	522	468	501
Income tax expense (recovery)	(2,037)	17	976
Depreciation, depletion and amortization	1,956	2,282	2,008
Impairments	4,695	2,249	-
Accretion of asset retirement obligation	53	50	46
Foreign exchange (gain) loss, net	(107)	133	(251)
Unrealized (gain) loss on risk management	1,465	(879)	(945)
Other	1	21	2
Adjusted EBITDA	$ 3,754	$ 4,346	$ 4,680
Debt to Adjusted EBITDA	2.0x	1.9x	1.6x

DEBT TO ADJUSTED CAPITALIZATION

Debt to Adjusted Capitalization is a non-GAAP measure, which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Management monitors Debt to Adjusted Capitalization as a proxy for Encana's financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. Adjusted Capitalization includes debt, shareholders' equity and an equity adjustment for ceiling test impairments recognized as at December 31, 2011.

($ millions, as at December 31)	2012	2011
Debt	$ 7,675	$ 8,150
Shareholders' Equity	5,295	8,578
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746
Adjusted Capitalization	$ 20,716	$ 24,474
Debt to Adjusted Capitalization	37%	33%

ADVISORY

FORWARD-LOOKING STATEMENTS

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management's assessment of Encana's and its subsidiaries' future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "objective", "strategy", "strives", "agreed to" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: achieving the Company's focus on growing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs; achieving its key business objectives of maintaining financial strength, optimizing capital investments, continuing to pay a stable dividend as it pursues low-cost production growth; expectation for its portfolio of reserves and economic contingent resources in high-growth resource plays to serve as the foundation for the Company's long-term strategy of accelerating the value recognition of its assets; ability to continue entering prospective plays early and leveraging technology to unlock resources and build productive capacity at low cost; expanding the use of natural gas in North America; achieving operating efficiencies, lowering cost structures and success of resource play hub model; expectation for capital investment to help build long-term production growth capacity and transition to a more diversified portfolio of production and cash flows; plan to accelerate capital investment in oil and liquids rich natural gas plays and minimize investment in dry natural gas plays; ability to attract third party capital investment and expectation for the same to provide additional financial flexibility, value recognition of the Company's assets, reduction of the risk of early life plays and improvement of project returns; anticipated future proceeds from various joint venture, partnership and other agreements entered into by the Company, including their successful implementation, expected future benefits and the Company's ability to fund future development costs associated with those agreements; projections contained in the 2013 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, operating costs, and 2013 estimated sensitivities of cash flow and operating earnings); estimates of reserves and resources; the potential of future ceiling test impairments and the reasons for such impairments; expectation that the discounted after-tax future net cash flows from proved reserves used in ceiling test calculations is not indicative of the fair market value of Encana's oil and gas properties or of the future net cash flows expected to be generated from such properties; projections relating to the adequacy of the Company's provision for taxes and legal claims; possibility of legal actions in connection with the matters relating to the allegations of collusion with competitors regarding land leasing in Michigan in 2010; the flexibility of capital spending plans and the source of funding therefore; the benefits of the Company's risk management program, including the impact of derivative financial instruments; projections that the Company has access to cash equivalents and a wide range of funding at competitive rates; the Company's ability to meet payment terms of its suppliers and be in compliance with all financial covenants under its credit facility agreements; expectations surrounding environmental legislation including regulations relating to climate change and hydraulic fracturing and the impact such regulations could have on the Company; expectation to fund 2013 commitments from Cash Flow; the expected renewal of the Canadian dollar shelf prospectus in 2013; the effect of the Company's risk mitigation policies, systems, processes and insurance program; the Company's expectations for future Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Adjusted Capitalization ratios; and the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company's operations and financial condition and the value and amount of its reserves; assumptions based upon the Company's current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as "partnerships" or "joint ventures" and the funds received in respect thereof which Encana may refer to from time to time as "proceeds", "deferred purchase price" and/or "carry capital", regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company's and its subsidiaries' marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company's ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company's ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company's capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward looking statements contained in this document are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon, among other things, achieving average production for 2013 of between 2.8 Bcf/d and 3.0 Bcf/d of natural gas and 50,000 bbls/d to 60,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Forward-looking statements with respect to matters relating to allegations of collusion with competitors regarding land leasing in Michigan in 2010 are qualified by the fact that, while Encana intends to vigorously defend against any claims of liability alleged in any lawsuits arising out of such allegations, the Company cannot predict the outcome of any governmental investigations or the commencement or outcome of any future legal proceedings involving Encana or whether such proceedings would lead to monetary damages which could have a material adverse effect on the Company's financial position, or whether there will be other proceedings arising out of these allegations.

Assumptions relating to forward-looking statements generally include Encana's current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana's news release dated February 14, 2013, which is available on Encana's website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

OIL AND GAS INFORMATION

National Instrument 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Prior to 2011, Encana relied upon an exemption from NI 51-101 granted by Canadian securities regulatory authorities to permit it to provide disclosure relating to reserves and other oil and gas information in accordance with U.S. disclosure requirements. Subsequent to the expiry of that exemption, Encana has provided and continues to provide disclosure which complies with the annual disclosure requirements of NI 51-101 in the Company's AIF. The Canadian protocol disclosure is contained in Appendix A and under "Narrative Description of the Business" in the AIF. Encana has obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company's U.S. GAAP U.S. protocol disclosure is included in Note 22 (unaudited) to the Company's Consolidated Financial Statements for the year ended December 31, 2012 and in Appendix D of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and the disclosure requirements under the U.S. standards is set forth under the heading "Reserves and Other Oil and Gas Information" in the AIF.

NATURAL GAS, OIL AND NGLs CONVERSIONS

In this document, certain oil and NGL volumes have been converted to billions of cubic feet ("Bcf") equivalent ("Bcfe") on the basis of one bbl to six Mcf. Cubic feet equivalent may be misleading, particularly if used in isolation. A conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

RESOURCE PLAY

Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play typically has a lower geological and/or commercial development risk and lower average decline rate.

CURRENCY AND REFERENCES TO ENCANA

All information included in this document and the Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted. References to C$ are to Canadian dollars. Encana's financial results are consolidated in Canadian dollars, however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

For convenience, references in this document to "Encana", the "Company", "we", "us", "our" and "its" may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships ("Subsidiaries") of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

ADDITIONAL INFORMATION

Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company's public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company's website at www.encana.com.

MANAGEMENT
REPORT

Management's Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Encana Corporation (the "Company") are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in United States dollars in accordance with generally accepted accounting principles in the United States and include certain estimates that reflect Management's best judgments.

The Company's Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibility regarding the financial statements mainly through its Audit Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 and voluntarily complies, in principle, with the Audit Committee guidelines of the New York Stock Exchange. The Audit Committee meets at least on a quarterly basis.

Management's Assessment of Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company's financial reporting. The internal control system was designed to provide reasonable assurance to the Company's Management regarding the preparation and presentation of the Consolidated Financial Statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the design and effectiveness of the Company's internal control over financial reporting as at December 31, 2012. In making its assessment, Management has used the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Based on our evaluation, Management has concluded that the Company's internal control over financial reporting was effectively designed and operating effectively as at that date.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a vote of shareholders at the Company's last annual meeting to audit and provide independent opinions on both the Consolidated Financial Statements and the Company's internal control over financial reporting as at December 31, 2012, as stated in their Auditor's Report. PricewaterhouseCoopers LLP has provided such opinions.

Clayton H. Woitas
Interim President & Chief Executive Officer

February 21, 2013

Sherri A. Brillon
Executive Vice-President & Chief Financial Officer

AUDITOR'S REPORT

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Encana Corporation

We have completed an integrated audit of Encana Corporation's 2012 Consolidated Financial Statements and its internal control over financial reporting as at December 31, 2012 and an audit of its 2011 and 2010 Consolidated Financial Statements. Our opinions, based on our audits, are presented below.

Report on the Consolidated Financial Statements

We have audited the accompanying Consolidated Financial Statements of Encana Corporation, which comprise the Consolidated Balance Sheet as at December 31, 2012 and December 31, 2011 and the Consolidated Statements of Earnings, Comprehensive Income, Changes in Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 2012, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the Consolidated Financial Statements.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of Encana Corporation and its subsidiaries as at December 31, 2012 and December 31, 2011 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited Encana Corporation and its subsidiaries' internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Management's Responsibility for Internal Control over Financial Reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Assessment of Internal Control over Financial Reporting.

Auditor's Responsibility

Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Encana Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta, Canada

February 21, 2013

CONSOLIDATED STATEMENT OF EARNINGS

For the years ended December 31 ($ millions, except per share amounts)		2012	2011	2010
Revenues, Net of Royalties	(Note 2)	$ 5,160	$ 8,467	$ 8,870
Expenses	(Note 2)			
Production and mineral taxes		105	198	217
Transportation and processing		1,231	1,193	1,100
Operating		794	866	827
Purchased product		349	635	739
Depreciation, depletion and amortization		1,956	2,282	2,008
Impairments	(Note 8)	4,695	2,249	-
Accretion of asset retirement obligation	(Note 15)	53	50	46
Administrative		392	350	362
Interest	(Note 4)	522	468	501
Foreign exchange (gain) loss, net	(Note 5)	(107)	133	(251)
Other		1	21	2
		9,991	8,445	5,551
Net Earnings (Loss) Before Income Tax		(4,831)	22	3,319
Income tax expense (recovery)	(Note 6)	(2,037)	17	976
Net Earnings (Loss)		$ (2,794)	$ 5	$ 2,343
Net Earnings (Loss) per Common Share	(Note 16)			
Basic		$ (3.79)	$ 0.01	$ 3.17
Diluted		$ (3.79)	$ 0.01	$ 3.17

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31 ($ millions)		2012	2011	2010
Net Earnings (Loss)		$ (2,794)	$ 5	$ 2,343
Other Comprehensive Income (Loss), Net of Tax				
Foreign currency translation adjustment		81	(305)	232
Compensation plans	(Note 17)	13	(34)	(2)
Comprehensive Income (Loss)		$ (2,700)	$ (334)	$ 2,573

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED
BALANCE SHEET

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH U.S. GAAP IN US$MM

As at December 31 ($ millions)		**2012**	2011
Assets			
Current Assets			
Cash and cash equivalents		$ 3,179	$ 800
Accounts receivable and accrued revenues	(Note 7)	1,236	1,075
Risk management	(Note 19)	479	1,806
Income tax receivable		560	686
Deferred income taxes	(Note 6)	23	-
		5,477	4,367
Property, Plant and Equipment, at cost:	(Note 8)		
Natural gas and oil properties, based on full cost accounting			
Proved properties		50,953	50,690
Unproved properties		1,295	1,426
Other		3,379	2,748
Property, plant and equipment		55,627	54,864
Less: Accumulated depreciation, depletion and amortization		(45,876)	(38,807)
Property, plant and equipment, net	(Note 2)	9,751	16,057
Cash in Reserve	(Note 9)	54	469
Other Assets	(Note 10)	466	395
Risk Management	(Note 19)	111	241
Deferred Income Taxes	(Note 6)	1,116	188
Goodwill	(Notes 2, 11)	1,725	1,698
	(Note 2)	$ 18,700	$ 23,415
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts payable and accrued liabilities	(Note 12)	$ 2,003	$ 2,428
Income tax payable		45	123
Risk management	(Note 19)	5	1
Current portion of long-term debt	(Note 13)	500	492
Deferred income taxes	(Note 6)	59	442
		2,612	3,486
Long-Term Debt	(Note 13)	7,175	7,658
Other Liabilities and Provisions	(Note 14)	2,672	2,301
Risk Management	(Note 19)	10	6
Asset Retirement Obligation	(Note 15)	936	875
Deferred Income Taxes	(Note 6)	-	511
		13,405	14,837
Commitments and Contingencies	(Note 21)		
Shareholders' Equity			
Share capital - authorized unlimited common shares, without par value			
2012 and 2011 issued and outstanding: 736.3 million shares	(Note 16)	2,354	2,354
Paid in surplus	(Note 17)	10	5
Retained earnings		2,261	5,643
Accumulated other comprehensive income		670	576
Total Shareholders' Equity		5,295	8,578
		$ 18,700	$ 23,415

See accompanying Notes to Consolidated Financial Statements

Approved by the Board

David P. O'Brien
Director

Jane L. Peverett
Director

CONSOLIDATED **STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**

For the years ended December 31 ($ millions)		2012	2011	2010
Share Capital	(Note 16)			
Balance, Beginning of Year		$ 2,354	$ 2,352	$ 2,393
Common Shares Issued under Option Plans		-	2	5
Share-Based Compensation		-	-	2
Common Shares Purchased under Normal Course Issuer Bid		-	-	(48)
Balance, End of Year		$ 2,354	$ 2,354	$ 2,352
Paid in Surplus				
Balance, Beginning of Year		$ 5	$ -	$ 6
Share-Based Compensation	(Note 17)	5	5	-
Common Shares Purchased under Normal Course Issuer Bid	(Note 16)	-	-	(6)
Balance, End of Year		$ 10	$ 5	$ -
Retained Earnings				
Balance, Beginning of Year		$ 5,643	$ 6,226	$ 4,918
Net Earnings (Loss)		(2,794)	5	2,343
Dividends on Common Shares	(Note 16)	(588)	(588)	(590)
Common Shares Purchased under Normal Course Issuer Bid	(Note 16)	-	-	(445)
Balance, End of Year		$ 2,261	$ 5,643	$ 6,226
Accumulated Other Comprehensive Income				
Foreign Currency Translation Adjustment				
Balance, beginning of year		$ 658	$ 963	$ 731
Change in foreign currency translation adjustment		81	(305)	232
Balance, end of year		$ 739	$ 658	$ 963
Compensation Plans				
Balance, beginning of year		$ (82)	$ (48)	$ (46)
Change in funded status of defined benefit and other post-employment benefit plans, net of income taxes of $5 million (2011 - $12 million recovery; 2010 - $1 million recovery)	(Note 17)	13	(34)	(2)
Balance, end of year		$ (69)	$ (82)	$ (48)
Total Accumulated Other Comprehensive Income		$ 670	$ 576	$ 915
Total Shareholders' Equity		$ 5,295	$ 8,578	$ 9,493

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED **STATEMENT OF CASH FLOWS**

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH U.S. GAAP IN US$MM

For the years ended December 31 ($ millions)		**2012**		2011		2010
Operating Activities						
Net earnings (loss)		$ **(2,794)**	$	5	$	2,343
Depreciation, depletion and amortization		**1,956**		2,282		2,008
Impairments	(Note 8)	**4,695**		2,249		-
Accretion of asset retirement obligation	(Note 15)	**53**		50		46
Deferred income taxes	(Note 6)	**(1,837)**		212		1,189
Unrealized (gain) loss on risk management	(Note 19)	**1,465**		(879)		(945)
Unrealized foreign exchange (gain) loss	(Note 5)	**(112)**		96		(278)
Other		**82**		87		76
Net change in other assets and liabilities		**(78)**		(160)		(112)
Net change in non-cash working capital	(Note 20)	**(323)**		(15)		(1,998)
Cash From (Used in) Operating Activities		**3,107**		3,927		2,329
Investing Activities						
Capital expenditures	(Note 2)	**(3,476)**		(4,610)		(4,779)
Acquisitions	(Note 3)	**(379)**		(515)		(733)
Proceeds from divestitures	(Note 3)	**4,043**		2,080		883
Cash in reserve	(Note 9)	**415**		(383)		(86)
Net change in investments and other		**(242)**		(203)		(14)
Cash From (Used in) Investing Activities		**361**		(3,631)		(4,729)
Financing Activities						
Issuance of revolving long-term debt		**1,721**		13,606		1,660
Repayment of revolving long-term debt		**(1,724)**		(13,556)		(1,660)
Issuance of long-term debt	(Note 13)	**-**		997		-
Repayment of long-term debt	(Note 13)	**(503)**		(500)		(200)
Issuance of common shares	(Note 16)	**-**		2		5
Purchase of common shares	(Note 16)	**-**		-		(499)
Dividends on common shares	(Note 16)	**(588)**		(588)		(590)
Capital lease payments	(Note 8)	**(17)**		(155)		-
Cash From (Used in) Financing Activities		**(1,111)**		(194)		(1,284)
Foreign Exchange Gain (Loss) on Cash and Cash						
Equivalents Held in Foreign Currency		**22**		(1)		2
Increase (Decrease) in Cash and Cash Equivalents		**2,379**		101		(3,682)
Cash and Cash Equivalents, Beginning of Year		**800**		699		4,381
Cash and Cash Equivalents, End of Year		$ **3,179**	$	800	$	699
Cash, End of Year		$ **92**	$	70	$	196
Cash Equivalents, End of Year		**3,087**		730		503
Cash and Cash Equivalents, End of Year		$ **3,179**	$	800	$	699

Supplementary Cash Flow Information   (Note 20)

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) NATURE OF OPERATIONS

Encana Corporation and its subsidiaries ("Encana" or the "Company") are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids ("NGLs"). The term liquids is used to represent Encana's oil, NGLs and condensate.

B) BASIS OF PRESENTATION

The Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States ("U.S.") dollars. Encana's financial results are consolidated in Canadian dollars; however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

C) PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of Encana and entities in which it holds a controlling interest. All significant intercompany balances and transactions are eliminated on consolidation. For upstream joint interest operations where Encana retains an undivided interest in jointly owned property, the Company records its proportionate share of assets, liabilities, revenues and expenses. Investments in non-controlled entities over which Encana has the ability to exercise significant influence are accounted for using the equity method.

D) FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the Consolidated Statement of Earnings. Foreign currency revenues and expenses are translated at the rates of exchange in effect at the time of the transaction.

For the accounts of foreign operations, assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the foreign operations are included in accumulated other comprehensive income ("AOCI"). Recognition of Encana's accumulated translation gains and losses occurs upon complete or substantially complete liquidation of the Company's investment in the foreign operation.

For financial statement presentation, assets and liabilities are translated into the reporting currency at period end exchange rates, while revenues and expenses are translated using average rates over the period. Gains and losses relating to the financial statement translation are included in AOCI.

E) USE OF ESTIMATES

The timely preparation of the Consolidated Financial Statements requires that Management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future events occur.

Significant items subject to estimates and assumptions are:

- Estimates of proved reserves and related future cash flows used for depletion and ceiling test impairment calculations

- Estimated fair value of long-term assets used for impairment calculations

- Fair value of reporting units used for the assessment of goodwill

- Estimates of future taxable earnings used to assess the realizable value of deferred tax assets

- Fair value of asset retirement obligations and costs

- Fair value of derivative instruments

- Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate

- Accruals for long-term performance-based compensation arrangements and whether or not the performance criteria will be met and what the ultimate payout will be

- Recognized values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions

- Accruals for legal claims, environmental risks and exposures

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

F) REVENUE RECOGNITION

Revenues associated with Encana's natural gas and liquids are recognized when production is sold to a purchaser at a fixed or determinable price, delivery has occurred, title has transferred and collectability of the revenue is probable. Realized gains and losses from the Company's financial derivatives related to natural gas and oil commodity prices are recognized in revenue when the contract is settled. Unrealized gains and losses related to these contracts are recognized in revenue based on the changes in fair value of the contracts at the end of the respective periods.

Market optimization revenues and purchased product expenses are recorded on a gross basis when Encana takes title to the product and has the risks and rewards of ownership. Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with the services provided where Encana acts as agent are recorded as the services are provided.

G) PRODUCTION AND MINERAL TAXES

Costs paid by Encana to certain mineral and non-mineral interest owners based on production of natural gas and liquids are recognized when the product is produced.

H) TRANSPORTATION AND PROCESSING

Costs paid by Encana for the transportation and processing of natural gas and liquids are recognized when the product is delivered and the services provided.

I) EMPLOYEE BENEFIT PLANS

The Company sponsors defined contribution and defined benefit plans, providing pension and other post-employment benefits to its employees in Canada and the U.S. As of January 1, 2003, the defined benefit pension plan was closed to new entrants.

Pension expense for the defined contribution pension plan is recorded as the benefits are earned by the employees covered by the plans. Encana accrues for its obligations under its employee defined benefit plans, net of plan assets. The cost of defined benefit pensions and other post-employment benefits is actuarially determined using the projected benefit method based on length of service and reflects Management's best estimate of salary escalation, retirement ages of employees and expected future health care costs. The expected return on plan assets is based on historical and projected rates of return for assets in the investment plan portfolio. The actual return is based on the fair value of plan assets. The projected benefit obligation is discounted using the market interest rate on high-quality corporate debt instruments as at the measurement date.

Pension expense for the defined benefit pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of the net transitional obligation, the amortization of adjustments arising from pension plan amendments, the amortization of prior service costs, and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets. Amortization is done on a straight-line basis over a period covering the expected average remaining service lives of employees covered by the plans. Actuarial gains and losses related to the change in the over-funded or under-funded status of the defined benefit pension plan and other post-employment benefit plans is recognized in other comprehensive income.

J) INCOME TAXES

Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the enacted income tax rates and laws expected to apply when the assets are realized and liabilities are settled. Current income taxes are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates and laws enacted at the end of the reporting period. The effect of a change in the enacted tax rates or laws is recognized in net earnings in the period of enactment. Income taxes are recognized in net earnings except to the extent that they relate to items recognized directly in shareholders' equity, in which case the income taxes are recognized directly in shareholders' equity.

Deferred income tax assets are routinely assessed for realizability. If it is more likely than not that deferred tax assets will not be realized, a valuation allowance is recorded to reduce the deferred tax assets. Encana considers available positive and negative evidence when assessing the realizability of deferred tax assets including historic and expected future taxable earnings, available tax planning strategies and carry forward periods. The estimates used in determining expected future taxable earnings are consistent with those used in the goodwill impairment assessment.

Encana recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority. A recognized tax position is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority. Liabilities for unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities and provisions.

K) EARNINGS PER SHARE AMOUNTS

Basic net earnings per common share is computed by dividing the net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per common share amounts are calculated giving effect to the potential dilution that would occur if stock options were exercised or other contracts to issue common shares were exercised, fully vested, or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options and other dilutive instruments are used to repurchase common shares at the average market price.

L) CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less when purchased. Outstanding disbursements issued in excess of applicable bank account balances are excluded from cash and cash equivalents and are recorded in accounts payable and accrued liabilities. Cash in reserve represents cash amounts segregated or held in escrow which are not available for general operating use.

M) PROPERTY, PLANT AND EQUIPMENT

UPSTREAM

Encana uses the full cost method of accounting for its acquisition, exploration and development activities. Under this method, all costs directly associated with the acquisition of, the exploration for, and the development of natural gas and liquids reserves, are capitalized on a country-by-country cost centre basis. Capitalized costs exclude costs relating to production, general overhead or similar activities.

Under the full cost method of accounting, the carrying amount of Encana's natural gas and oil properties within each country cost centre is subject to a ceiling test performed quarterly. A ceiling test impairment is recognized in net earnings when the carrying amount of a country cost centre exceeds the country cost centre ceiling. The carrying amount of a cost centre includes capitalized costs of proved oil and gas properties, net of accumulated depletion and the related deferred income taxes.

The cost centre ceiling is the sum of the estimated after-tax future net cash flows from proved reserves, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs. The 12-month average trailing price is calculated as the average of the price on the first day of each month within the trailing 12-month period. Any excess of the carrying amount over the calculated ceiling amount is recognized as an impairment in net earnings.

Capitalized costs accumulated within each cost centre are depleted using the unit-of-production method based on proved reserves. Depletion is calculated using the capitalized costs, including estimated retirement costs, plus the undiscounted future expenditures to be incurred in developing proved reserves.

Costs associated with unproved properties are excluded from the depletion calculation until it is determined that proved reserves are attributable or impairment has occurred. Unproved properties are assessed separately for impairment on a quarterly basis. Costs that have been impaired are included in the costs subject to depletion within the full cost pool.

Proceeds from the divestiture of properties are normally deducted from the full cost pool without recognition of gain or loss unless the deduction significantly alters the relationship between capitalized costs and proved reserves in the cost centre, in which case a gain or loss is recognized in net earnings. Generally, a gain or loss on a divestiture is not recognized unless more than 25 percent of the Company's proved reserves quantities in a particular country are sold.

MARKET OPTIMIZATION

Midstream facilities, including power generation facilities, are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 20 to 25 years.

CORPORATE

Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three to 25 years. Costs associated with The Bow office project are carried at cost and depreciated on a straight-line basis over the 60-year estimated life of the building. Assets under construction are not subject to depreciation until put into use. Land is carried at cost.

N) CAPITALIZATION OF COSTS

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Interest is capitalized during the construction phase of large capital projects.

O) BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method. The acquired identifiable net assets are measured at their fair value at the date of acquisition. Deferred taxes are recognized for any differences between the fair value of net assets acquired and their tax bases. Any excess of the purchase price over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the purchase price below the fair value of the net assets acquired is recorded as a gain in net earnings. Associated transaction costs are expensed when incurred.

P) GOODWILL

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually at December 31. Goodwill and all other assets and liabilities are allocated to reporting units, which are Encana's country cost centres. To assess impairment, the carrying amount of each reporting unit is determined and compared to the fair value of the reporting unit. If the carrying amount of the reporting unit is higher than the fair value then goodwill is written down to the implied fair value of goodwill. The implied fair value of goodwill is determined by deducting the fair value of the reporting unit's assets and liabilities from the fair value of the reporting unit. Any excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and charged to net earnings. Subsequent measurement of goodwill is at cost less any accumulated impairments.

Q) IMPAIRMENT OF LONG-TERM ASSETS

The carrying value of long-term assets, excluding goodwill and upstream assets but including those within the Market Optimization and Corporate and Other segments, are assessed for impairment when indicators suggest that the carrying value of an asset or asset group may not be recoverable. If the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the continued use and eventual disposition of the asset or asset group, an impairment is recognized for the excess of the carrying amount over its estimated fair value.

R) ASSET RETIREMENT OBLIGATION

Asset retirement obligations are those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of future cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

Amortization of asset retirement costs are included in depreciation, depletion and amortization in the Consolidated Statement of Earnings. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.

Actual expenditures incurred are charged against the accumulated asset retirement obligation.

S) STOCK-BASED COMPENSATION

Obligations for payments of cash or common shares under Encana's stock-based compensation plans are accrued over the vesting period, net of forfeitures, using fair values. Fair values are determined using observable share prices and/or pricing models such as the Black-Scholes-Merton option-pricing model. For equity-settled stock-based compensation plans, fair values are determined at the grant date and are recognized over the vesting period as compensation costs with a corresponding credit to shareholders' equity. For cash-settled stock-based compensation plans, fair values are determined at each reporting date and periodic changes are recognized as compensation costs, with a corresponding change to current liabilities.

Obligations for payments for share units of Cenovus Energy Inc. ("Cenovus") held by Encana employees are accrued as compensation costs based on the fair value of the financial liability.

T) LEASES

Leases entered into for the use of an asset are classified as either capital or operating leases. Capital leases transfer to the Company substantially all of the risks and benefits incidental to ownership of the leased item. Capital leases are capitalized upon commencement of the lease term at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Capitalized leased assets are amortized over the estimated useful life of the asset if the lease arrangement contains a bargain purchase option or ownership of the leased asset transfers at the end of the lease term. Otherwise, the leased assets are amortized over the lease term. Amortization of capitalized leased assets is included in depreciation, depletion and amortization in the Consolidated Statement of Earnings. All other leases are classified as operating leases and the payments are recognized on a straight-line basis over the lease term.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

U) FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques include the market, income, and cost approach. The market approach uses information generated by market transactions involving identical or comparable assets or liabilities; the income approach converts estimated future amounts to a present value; and the cost approach is based on the amount that currently would be required to replace an asset.

Inputs used in determining fair value are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. The three input levels of the fair value hierarchy are as follows:

- Level 1 - Inputs represent quoted prices in active markets for identical assets or liabilities, such as exchange-traded commodity derivatives.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets or other market corroborated inputs.

- Level 3 - Inputs that are not observable from objective sources, such as forward prices supported by little or no market activity or internally developed estimates of future cash flows used in a present value model.

In determining fair value, the Company utilizes the most observable inputs available. If a fair value measurement reflects inputs at multiple levels within the hierarchy, the fair value measurement is characterized based on the lowest level of input that is significant to the fair value measurement.

Recurring fair value measurements are performed for risk management assets and liabilities and for share units issued as part of the Split Transaction, as discussed in Notes 16 and 18. The carrying amount of cash and cash equivalents, accounts receivable and accounts payable reported on the Consolidated Balance Sheet approximates fair value. The fair value of long-term debt is disclosed in Note 13. Fair value information related to pension plan assets is included in Note 17.

Certain non-financial assets and liabilities are initially measured at fair value, such as asset retirement obligations and certain assets and liabilities acquired in business combinations or through non-monetary exchange transactions.

V) RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities are derivative financial instruments used by Encana to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors ("Board"). The Company's policy is not to utilize derivative financial instruments for speculative purposes.

Derivative instruments that do not qualify for the normal purchases and sales exemption are measured at fair value with changes in fair value recognized in net earnings. The fair values recorded in the Consolidated Balance Sheet reflect netting the asset and liability positions where counterparty master netting arrangements contain provisions for net settlement. Realized gains or losses from financial derivatives related to natural gas and oil commodity prices are recognized in revenues as the contracts are settled. Realized gains or losses from financial derivatives related to power commodity prices are recognized in transportation and processing expense as the related power contracts are settled. Unrealized gains and losses are recognized in revenues and transportation and processing expense accordingly, at the end of each respective reporting period based on the changes in fair value of the contracts.

W) COMMITMENTS AND CONTINGENCIES

Liabilities for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted as additional information becomes available or circumstances change.

X) RECENT ACCOUNTING PRONOUNCEMENTS

As of January 1, 2012, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board ("FASB"), which have not had a material impact on the Company's Consolidated Financial Statements:

- Accounting Standards Update 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS", clarifies and changes existing fair value measurement and disclosure requirements. The amendments have been applied prospectively and have not had a significant impact on the Company's fair value measurements or disclosures.

- Accounting Standards Update 2011-05, "Presentation of Comprehensive Income", requires that net earnings and comprehensive income be presented either in a single continuous statement or in two separate consecutive statements. As Encana presents its net earnings and comprehensive income in two separate consecutive statements, the amendments had no impact on the Company's financial statement presentation. Accounting Standards Update 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05", defers the effective date of certain presentation requirements for items reclassified out of accumulated other comprehensive income to net earnings.

- Accounting Standards Update 2011-08, "Intangibles - Goodwill and Other", permits an initial assessment of qualitative factors to determine whether the two-step goodwill impairment test is required to be performed as described in Accounting Standards Codification Topic 350, "Intangibles - Goodwill and Other". The amendments have been applied prospectively.

As of January 1, 2013, Encana will be required to adopt the following accounting standards updates issued by the FASB, which are not expected to have a material impact on the Company's Consolidated Financial Statements:

- Accounting Standards Update 2011-11, "Disclosures about Offsetting Assets and Liabilities", and Accounting Standards Update 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities", require disclosure of both gross and net information about certain financial instruments eligible for offset in the balance sheet and certain financial instruments subject to master netting arrangements. The amendments will be applied retrospectively and may expand the Company's financial instruments disclosures.

- Accounting Standards Update 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income", requires enhanced disclosures about amounts reclassified out of accumulated other comprehensive income. The amendments will be applied prospectively and may expand the Company's disclosures.

2. SEGMENTED INFORMATION

Encana's reportable segments are determined based on the Company's operations and geographic locations as follows:

- **Canadian Division** includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

- **USA Division** includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

- **Market Optimization** is primarily responsible for the sale of the Company's proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

- **Corporate and Other** mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company's upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation.

The Consolidated Statement of Earnings for the comparative periods ended December 31, 2011 and December 31, 2010 and the accompanying segmented information disclosed in this note have been updated to present processing costs with transportation expense. Formerly, these processing costs were presented in operating expense. Encana has updated its presentation as a result of the Canadian Division entering into firm gathering and processing agreements associated with the divestiture of two natural gas processing plants during the first quarter of 2012 as disclosed in Note 3. Encana believes the nature of processing costs more closely align with transportation expense. As a result, for the twelve months ended December 31, 2011, the Company has reclassified $240 million (2010 - $239 million) from operating expense to transportation and processing expense.

In conjunction with the reclassification of the Canadian Division processing costs discussed above, Encana has reclassified the unrealized financial hedging gains and losses related to the Company's power financial derivative contracts to transportation and processing within the Corporate and Other segment. Formerly, these were presented in operating expense. Encana has updated its presentation to align the treatment with realized financial hedging gains and losses, which are now included in the Canadian Division transportation and processing expense. The Consolidated Statement of Earnings and the accompanying segmented information disclosed in this note, along with the impact of realized and unrealized gains and losses on risk management disclosed in Note 19, have been updated accordingly.

RESULTS OF OPERATIONS

SEGMENT AND GEOGRAPHIC INFORMATION

	Canadian Division			USA Division			Market Optimization		
For the years ended December 31	**2012**	2011	2010	**2012**	2011	2010	**2012**	2011	2010
Revenues, Net of Royalties	$ **2,760**	$ 2,872	$ 2,829	$ **3,365**	$ 4,022	$ 4,275	$ **419**	$ 703	$ 797
Expenses									
Production and mineral taxes	**9**	15	8	**96**	183	209	**-**	-	-
Transportation and processing	**555**	490	436	**652**	728	662	**-**	-	-
Operating	**352**	380	324	**377**	444	472	**48**	40	34
Purchased product	**-**	-	-	**-**	-	-	**349**	635	739
	1,844	1,987	2,061	**2,240**	2,667	2,932	**22**	28	24
Depreciation, depletion and amortization	**748**	966	826	**1,102**	1,226	1,094	**12**	12	11
Impairments	**1,822**	2,249	-	**2,842**	-	-	**-**	-	-
	$ **(726)**	$ (1,228)	$ 1,235	$ **(1,704)**	$ 1,441	$ 1,838	$ **10**	$ 16	$ 13

	Corporate & Other			Consolidated		
	2012	2011	2010	**2012**	2011	2010
Revenues, Net of Royalties	$ **(1,384)**	$ 870	$ 969	$ **5,160**	$ 8,467	$ 8,870
Expenses						
Production and mineral taxes	**-**	-	-	**105**	198	217
Transportation and processing	**24**	(25)	2	**1,231**	1,193	1,100
Operating	**17**	2	(3)	**794**	866	827
Purchased product	**-**	-	-	**349**	635	739
	(1,425)	893	970	**2,681**	5,575	5,987
Depreciation, depletion and amortization	**94**	78	77	**1,956**	2,282	2,008
Impairments	**31**	-	-	**4,695**	2,249	-
	$ **(1,550)**	$ 815	$ 893	**(3,970)**	1,044	3,979
Accretion of asset retirement obligation				**53**	50	46
Administrative				**392**	350	362
Interest				**522**	468	501
Foreign exchange (gain) loss, net				**(107)**	133	(251)
Other				**1**	21	2
				861	1,022	660
Net Earnings (Loss) Before Income Tax				**(4,831)**	22	3,319
Income tax expense (recovery)				**(2,037)**	17	976
Net Earnings (Loss)				$ **(2,794)**	$ 5	$ 2,343

RESULTS OF OPERATIONS

PRODUCT AND DIVISIONAL INFORMATION

Canadian Division

For the years ended December 31	Natural Gas 2012	2011	2010	Oil & NGLs 2012	2011	2010	Other 2012	2011	2010
Revenues, Net of Royalties	$ 2,225	$ 2,376	$ 2,480	$ 500	$ 453	$ 305	$ 35	$ 43	$ 44
Expenses									
Production and mineral taxes	1	10	7	8	5	1	-	-	-
Transportation and processing	549	481	429	6	9	7	-	-	-
Operating	327	360	298	14	6	12	11	14	14
Operating Cash Flow	$ 1,348	$ 1,525	$ 1,746	$ 472	$ 433	$ 285	$ 24	$ 29	$ 30

	Total 2012	2011	2010
Revenues, Net of Royalties	$ 2,760	$ 2,872	$ 2,829
Expenses			
Production and mineral taxes	9	15	8
Transportation and processing	555	490	436
Operating	352	380	324
Operating Cash Flow	$ 1,844	$ 1,987	$ 2,061

USA Division

For the years ended December 31	Natural Gas 2012	2011	2010	Oil & NGLs 2012	2011	2010	Other 2012	2011	2010
Revenues, Net of Royalties	$ 2,993	$ 3,664	$ 3,912	$ 348	$ 295	$ 244	$ 24	$ 63	$ 119
Expenses									
Production and mineral taxes	68	157	185	28	26	24	-	-	-
Transportation and processing	652	728	662	-	-	-	-	-	-
Operating	347	423	397	25	3	-	5	18	75
Operating Cash Flow	$ 1,926	$ 2,356	$ 2,668	$ 295	$ 266	$ 220	$ 19	$ 45	$ 44

	Total 2012	2011	2010
Revenues, Net of Royalties	$ 3,365	$ 4,022	$ 4,275
Expenses			
Production and mineral taxes	96	183	209
Transportation and processing	652	728	662
Operating	377	444	472
Operating Cash Flow	$ 2,240	$ 2,667	$ 2,932

Market Optimization

For the years ended December 31	Marketing Sales 2012	2011	2010	Upstream Eliminations 2012	2011	2010	Total 2012	2011	2010
Revenues, Net of Royalties	$ 4,260	$ 6,680	$ 6,729	$ (3,841)	$ (5,977)	$ (5,932)	$ 419	$ 703	$ 797
Expenses									
Transportation and processing	528	506	384	(528)	(506)	(384)	-	-	-
Operating	84	75	76	(36)	(35)	(42)	48	40	34
Purchased product	3,593	6,035	6,236	(3,244)	(5,400)	(5,497)	349	635	739
Operating Cash Flow	$ 55	$ 64	$ 33	$ (33)	$ (36)	$ (9)	$ 22	$ 28	$ 24

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

CAPITAL EXPENDITURES

For the years ended December 31	2012		2011		2010
Canadian Division	$	1,567	$ 2,031	$	2,214
USA Division		1,727	2,446		2,502
Market Optimization		7	2		2
Corporate & Other		175	131		61
	$	3,476	$ 4,610	$	4,779

GOODWILL, PROPERTY, PLANT AND EQUIPMENT AND TOTAL ASSETS BY SEGMENT

	Goodwill			Property, Plant and Equipment			Total Assets		
As at December 31	2012		2011	2012		2011	2012		2011
Canadian Division	$ 1,252	$	1,225	$ 2,960	$	7,493	$ 4,748	$	11,090
USA Division	473		473	4,405		6,733	5,664		7,691
Market Optimization	-		-	106		108	161		166
Corporate & Other	-		-	2,280		1,723	8,127		4,468
	$ 1,725	$	1,698	$ 9,751	$	16,057	$ 18,700	$	23,415

GOODWILL, PROPERTY, PLANT AND EQUIPMENT AND TOTAL ASSETS BY GEOGRAPHIC REGION

	Goodwill			Property, Plant and Equipment			Total Assets		
As at December 31	2012		2011	2012		2011	2012		2011
Canada	$ 1,252	$	1,225	$ 5,186	$	9,261	$ 12,041	$	14,652
United States	473		473	4,565		6,796	6,639		8,698
Other Countries	-		-	-		-	20		65
	$ 1,725	$	1,698	$ 9,751	$	16,057	$ 18,700	$	23,415

EXPORT SALES

Sales of natural gas, oil and NGLs produced or purchased in Canada delivered to customers outside of Canada were $177 million (2011 - $266 million; 2010 - $292 million).

MAJOR CUSTOMERS

In connection with the marketing and sale of Encana's own and purchased natural gas and liquids for the year ended December 31, 2012, the Company had two customers (2011 - one; 2010 - one), which individually accounted for more than 10 percent of Encana's consolidated revenues, net of royalties. Sales to these customers, which have investment grade credit ratings, were approximately $1,195 million (2011 - $831 million; 2010 - $1,055 million).

3. ACQUISITIONS AND DIVESTITURES

For the years ended December 31	2012	2011	2010
Acquisitions			
Canadian Division	$ 139	$ 410	$ 592
USA Division	240	105	141
Total Acquisitions	379	515	733
Divestitures			
Canadian Division	(3,770)	(350)	(288)
USA Division	(271)	(1,730)	(595)
Corporate & Other	(2)	-	-
Total Divestitures	(4,043)	(2,080)	(883)
Net Acquisitions and Divestitures	$ (3,664)	$ (1,565)	$ (150)

ACQUISITIONS

For the year ended December 31, 2012, acquisitions totaled $379 million (2011 - $515 million; 2010 - $733 million). In 2012 and 2011, acquisitions in the Canadian Division and the USA Division primarily included land and property purchases with oil and liquids rich natural gas production potential. In 2010, acquisitions in the Divisions included land and property purchases that were complementary to existing Company assets.

DIVESTITURES

For the year ended December 31, 2012, amounts received on the sale of assets were $4,043 million (2011 - $2,080 million; 2010 - $883 million). In 2012, divestitures were $3,770 million in the Canadian Division and $271 million in the USA Division, which included the following transactions:

CANADIAN DIVISION

Encana entered into a partnership agreement with a Mitsubishi Corporation subsidiary ("Mitsubishi") to jointly develop certain Cutbank Ridge lands in British Columbia. Under the agreement, Encana owns 60 percent and Mitsubishi owns 40 percent of the partnership. Mitsubishi agreed to invest approximately C$2.9 billion for its partnership interest, with C$1.45 billion received in February 2012. Mitsubishi has agreed to invest the remaining amount of approximately C$1.45 billion, in addition to its 40 percent of the partnership's future capital investment, over an expected commitment period of five years, thereby reducing Encana's capital funding commitment to 30 percent of the total expected capital investment over that period.

The Company entered into an agreement with a PetroChina Company Limited subsidiary ("PetroChina") to jointly explore and develop certain liquids rich natural gas Duvernay lands in Alberta. PetroChina has agreed to invest approximately C$2.18 billion for a 49.9 percent working interest in the lands. PetroChina invested C$1.18 billion in December 2012 and has agreed to further invest approximately C$1.0 billion over a commitment period which is expected to be four years. The further investment of approximately C$1.0 billion is to be used to fund half of Encana's capital funding commitment.

Encana entered into an agreement with a Toyota Tsusho Corporation subsidiary ("Toyota Tsusho") under which Toyota Tsusho has agreed to invest approximately C$600 million to acquire a 32.5 percent gross overriding royalty interest in natural gas production from a portion of Encana's Clearwater resource play. Toyota Tsusho invested C$100 million in April 2012 and has agreed to further invest approximately C$500 million which is expected to be received over the next seven years.

The Company closed the sale of two natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million in February 2012.

USA DIVISION

The Company closed the majority of the North Texas asset sale in December 2011 for proceeds of $836 million. The remainder of the sale closed in March 2012 for proceeds of $114 million. During 2011, Encana also sold its Fort Lupton natural gas processing plant for proceeds of $296 million and its South Piceance natural gas gathering assets for proceeds of $547 million.

During 2010, divestitures in the Canadian Division and USA Division included the sale of mature conventional oil and natural gas assets.

Amounts received from these transactions have been deducted from the respective Canadian and U.S. full cost pools.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

4. INTEREST

For the years ended December 31		2012		2011		2010
Interest Expense on:						
Debt	$	474	$	488	$	485
Other		48		(20)		16
	$	522	$	468	$	501

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the years ended December 31		2012		2011		2010
Unrealized Foreign Exchange (Gain) Loss on:						
Translation of U.S. dollar debt issued from Canada	$	(131)	$	107	$	(282)
Translation of U.S. dollar risk management contracts issued from Canada		19		(11)		4
		(112)		96		(278)
Foreign Exchange on Intercompany Transactions		4		18		1
Other Monetary Revaluations and Settlements		1		19		26
	$	(107)	$	133	$	(251)

6. INCOME TAXES

The provision for income taxes is as follows:

For the years ended December 31		2012		2011		2010
Current Tax						
Canada	$	(219)	$	(373)	$	(234)
United States		(25)		102		(49)
Other Countries		44		76		70
Total Current Tax Expense (Recovery)		(200)		(195)		(213)
Deferred Tax						
Canada		(902)		(227)		440
United States		(935)		442		749
Other Countries		-		(3)		-
Total Deferred Tax Expense (Recovery)		(1,837)		212		1,189
Income Tax Expense (Recovery)	$	(2,037)	$	17	$	976

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

For the years ended December 31	2012	2011	2010
Net Earnings (Loss) Before Income Tax			
Canada	$ (2,246)	$ (1,973)	$ 890
United States	(2,978)	1,477	1,928
Other Countries	393	518	501
Total Net Earnings (Loss) Before Income Tax	(4,831)	22	3,319
Canadian Statutory Rate	25.0%	26.5%	28.2%
Expected Income Tax	(1,208)	6	936
Effect on Taxes Resulting From:			
Statutory and other rate differences	(360)	118	101
Effect of legislative changes	-	-	13
International financing	(52)	(65)	(78)
Non-taxable capital (gains) losses	(16)	20	(38)
Tax differences on divestitures and transactions	(307)	-	-
Partnership tax allocation in excess of funding	(40)	-	-
Adjustment in respect of prior periods	(64)	(60)	36
Other	10	(2)	6
	$ (2,037)	$ 17	$ 976
Effective Tax Rate	42.2%	77.3%	29.4%

The net deferred income tax (asset) liability consists of:

As at December 31	2012	2011
Deferred Income Tax Liabilities		
Property, plant and equipment	$ -	$ 661
Risk management	176	640
Unrealized foreign exchange gains	205	182
Other	14	44
Deferred Income Tax Assets		
Property, plant and equipment	(995)	(200)
Compensation plans	(113)	(112)
Accrued and unpaid expense	(65)	(75)
Non-capital and net capital losses carried forward	(119)	(121)
Alternative minimum tax and foreign tax credits	(122)	(152)
Other	(61)	(102)
Net Deferred Income Tax (Asset) Liability	$ (1,080)	$ 765

The net deferred income tax (asset) liability is reflected in the Consolidated Balance Sheet as follows:

As at December 31	2012	2011
Current deferred income tax liability	$ 59	$ 442
Non-current deferred income tax liability	-	511
Current deferred income tax asset	(23)	-
Non-current deferred income tax asset	(1,116)	(188)
Net Deferred Income Tax (Asset) Liability	$ (1,080)	$ 765

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

Loss carryforwards, charitable donations and tax credits that can be utilized in future years are as follows:

As at December 31		2012	Expiration Date
Canada			
Net capital losses	$	406	Indefinite
Non-capital losses		67	2015 - 2032
Charitable donations		26	2015 - 2017
United States			
Alternative minimum tax credits		102	Indefinite
Foreign tax credits		20	2021

As at December 31, 2012, approximately $3.0 billion of Encana's unremitted earnings from its foreign subsidiaries were considered to be permanently reinvested outside of Canada and, accordingly, Encana has not recognized a deferred tax liability for Canadian income taxes in respect of such earnings. If such earnings were to be remitted to Canada, Encana may be subject to Canadian income taxes and foreign withholding taxes. However, determination of any potential amount of unrecognized deferred income tax liabilities is not practicable.

The following table presents changes in the balance of Encana's unrecognized tax benefits excluding interest:

For the years ended December 31		2012		2011
Balance, Beginning of Year	$	165	$	252
Additions for tax positions taken in the current year		2		2
Additions for tax positions of prior years		3		7
Reductions for tax positions of prior years		(2)		-
Lapse of statute of limitations		(4)		(1)
Settlements		(4)		(92)
Foreign currency translation		4		(3)
Balance, End of Year	$	164	$	165

The unrecognized tax benefit is reflected in the Consolidated Balance Sheet as follows:

For the years ended December 31		2012		2011
Income tax receivable	$	59	$	13
Other liabilities and provisions (See Note 14)		134		178
Current deferred income tax liability		5		12
Non-current deferred income tax liability		(34)		(38)
Balance, End of Year	$	164	$	165

If recognized, all of Encana's unrecognized tax benefits as at December 31, 2012 would affect Encana's effective income tax rate. Encana does not anticipate that the amount of unrecognized tax benefits will significantly change during the next 12 months.

Encana recognizes interest accrued in respect of unrecognized tax benefits in interest expense. During 2012, Encana recognized a recovery of $8 million (2011 - $18 million; 2010 - $3 million) in interest expense. As at December 31, 2012, Encana had a liability of $3 million (2011 - $11 million liability) for interest accrued in respect of unrecognized tax benefits.

Included below is a summary of the tax years, by jurisdiction, that remain subject to examination by the taxation authorities.

Jurisdiction	Taxation Year
Canada - Federal	2005 - 2012
Canada - Provincial	2005 - 2012
United States - Federal	2008 - 2012
United States - State	2008 - 2012
Other	2011 - 2012

Encana and its subsidiaries file income tax returns primarily in Canada and the United States. Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion.

7. ACCOUNTS RECEIVABLE AND ACCRUED REVENUES

As at December 31	2012	2011
Trade Receivables and Accrued Revenue	$ 905	$ 991
Prepaids, Deposits and Other	350	103
	1,255	1,094
Allowance for Doubtful Accounts	(19)	(19)
	$ 1,236	$ 1,075

Trade receivables are non-interest bearing. In determining the recoverability of trade receivables, the Company considers the age of the outstanding receivable and the credit worthiness of the counterparties. See Note 19 for further information about credit risk.

8. PROPERTY, PLANT AND EQUIPMENT, NET

As at December 31	2012			2011		
	Cost	Accumulated DD&A*	Net	Cost	Accumulated DD&A*	Net
Canadian Division						
Proved properties	$ 26,024	$ (23,962)	$ 2,062	$ 27,259	$ (20,906)	$ 6,353
Unproved properties	716	-	716	968	-	968
Other	182	-	182	172	-	172
	26,922	(23,962)	2,960	28,399	(20,906)	7,493
USA Division						
Proved properties	24,825	(21,236)	3,589	23,319	(17,294)	6,025
Unproved properties	579	-	579	458	-	458
Other	237	-	237	250	-	250
	25,641	(21,236)	4,405	24,027	(17,294)	6,733
Market Optimization	235	(129)	106	223	(115)	108
Corporate & Other	2,829	(549)	2,280	2,215	(492)	1,723
	$ 55,627	$ (45,876)	$ 9,751	$ 54,864	$ (38,807)	$ 16,057

* Depreciation, depletion and amortization.

The Canadian Division and USA Division property, plant and equipment include internal costs directly related to exploration, development and construction activities of $471 million capitalized during the year ended December 31, 2012 (2011 - $415 million). Included in Corporate and Other are $104 million (2011 - $112 million) of international property costs, which have been fully impaired.

For the year ended December 31, 2012, the Company recognized a ceiling test impairment of $1,822 million (2011 - $2,249 million; 2010 - nil) in the Canadian cost centre and $2,842 million (2011 - nil; 2010 - nil) in the U.S. cost centre. The impairments resulted primarily from the decline in 12-month average trailing natural gas prices which have reduced proved reserves volumes and values.

The 12-month average trailing prices used in the ceiling test evaluations reflect benchmark prices adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality. The benchmark prices are disclosed in Note 22.

CAPITAL LEASES AND OTHER

During 2011, the Company entered into a capital lease arrangement in the U.S. whereby the beneficial rights of ownership of specific equipment will be conveyed to Encana over the next five years. The Company recorded an asset under capital lease with a corresponding capital lease obligation totaling $158 million, which was subsequently paid by Encana.

As at December 31, 2012, the carrying value of assets under capital lease was $207 million (2011 - $147 million).

In 2008, Encana signed a contract for the design and construction of the Production Field Centre ("PFC") for the Deep Panuke project. As at December 31, 2012, Canadian Division property, plant and equipment and total assets include Encana's accrual to date of $612 million (2011 - $607 million) related to this offshore facility as an asset under construction. There is no effect on the Company's current net earnings or cash flows related to the capitalization of the PFC.

In 2007, Encana announced that it had entered into a 25-year lease agreement with a third party developer for The Bow office project. As at December 31, 2012, Corporate and Other property, plant and equipment and total assets include Encana's accumulated costs to date of $1,668 million (2011 - $1,309 million). Beginning in July 2012, Encana assumed partial occupancy of The Bow office premises, initiated payments to the third party developer and commenced depreciation of The Bow asset over the 60-year estimated life of the building. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized as disclosed in Note 14.

Liabilities for the PFC and The Bow office project are included in other liabilities and provisions in the Consolidated Balance Sheet and are disclosed in Note 14.

9. CASH IN RESERVE

Cash in reserve as at December 31, 2012 was $54 million (2011 - $469 million). The monies, which are not available for general operating use, are segregated or held in escrow and include amounts received from counterparties related to jointly controlled assets. As at December 31, 2011, the Company also had amounts placed in escrow for a possible qualifying like-kind exchange for U.S. income tax purposes.

10. OTHER ASSETS

As at December 31		2012		2011
Deferred Charges and Debt Transaction Costs	$	61	$	67
Long-Term Receivables		180		83
Long-Term Investments and Other		225		245
	$	466	$	395

11. GOODWILL

As at December 31		2012		2011
Canada	$	1,252	$	1,225
United States		473		473
	$	1,725	$	1,698

There have been no additions or dispositions of goodwill during 2012 or 2011 and the Company has not recognized any previous goodwill impairments. The change in the Canada goodwill balance between December 31, 2012 and December 31, 2011 reflects movements due to foreign currency translation.

Goodwill was assessed for impairment as at December 31, 2012 and December 31, 2011. The fair values of the Canada and United States reporting units were determined to be greater than the respective carrying values of the reporting units. Accordingly, no goodwill impairments were recognized.

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31	2012	2011
Trade Payables	$ 417	$ 579
Capital Accruals	415	532
Royalty and Production Accruals	497	580
Other Accruals	497	499
Interest Payable	117	124
Outstanding Disbursements	27	68
Asset Retirement Obligation (See Note 15)	33	46
	$ 2,003	$ 2,428

Payables and accruals are non-interest bearing. Interest payable represents amounts accrued related to Encana's unsecured notes as disclosed in Note 13. Outstanding disbursements represent outstanding wire payments and cheques issued, which have not been presented to the Company's banks for collection.

13. LONG-TERM DEBT

As at December 31	Note	C$ Principal Amount	2012	2011
Canadian Dollar Denominated Debt				
Revolving credit and term loan borrowings	A	$ -	$ -	$ -
Canadian Unsecured Notes:	B			
4.30% due March 12, 2012		-	-	492
5.80% due January 18, 2018		750	754	737
		$ 750	754	1,229
U.S. Dollar Denominated Debt				
Revolving credit and term loan borrowings	A		-	-
U.S. Unsecured Notes:	B			
4.75% due October 15, 2013			500	500
5.80% due May 1, 2014			1,000	1,000
5.90% due December 1, 2017			700	700
6.50% due May 15, 2019			500	500
3.90% due November 15, 2021			600	600
8.125% due September 15, 2030			300	300
7.20% due November 1, 2031			350	350
7.375% due November 1, 2031			500	500
6.50% due August 15, 2034			750	750
6.625% due August 15, 2037			500	500
6.50% due February 1, 2038			800	800
5.15% due November 15, 2041			400	400
			6,900	6,900
Total Principal	F		7,654	8,129
Increase in Value of Debt Acquired	C		46	46
Debt Discounts	D		(25)	(25)
Current Portion of Long-Term Debt	E		(500)	(492)
			$ 7,175	$ 7,658

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

A) REVOLVING CREDIT AND TERM LOAN BORROWINGS

During 2012, the Company issued commercial paper. There are no outstanding balances related to the Company's commercial paper or revolving credit facilities as at December 31, 2012. Standby fees paid in 2012 relating to Canadian and U.S. revolving credit and term loan agreements were approximately $15 million (2011 - $5 million; 2010 - $5 million).

Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

CANADIAN REVOLVING CREDIT AND TERM LOAN BORROWINGS

At December 31, 2012, Encana had in place a committed revolving bank credit facility for C$4.0 billion or its equivalent amount in U.S. dollars ($4.0 billion). The facility, which matures in October 2015, is fully revolving up to maturity. The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from Encana. The facility is unsecured and bears interest at the lenders' rates for Canadian prime, U.S. base rate, Bankers' Acceptances or LIBOR, plus applicable margins. As at December 31, 2012, C$4.0 billion ($4.0 billion) of the revolving bank credit facility remained unused.

U.S. REVOLVING CREDIT AND TERM LOAN BORROWINGS

At December 31, 2012, one of Encana's subsidiaries had in place a committed revolving bank credit facility for $1.0 billion. The facility, which matures in October 2015, is guaranteed by Encana Corporation and is fully revolving up to maturity. The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from the subsidiary. This facility bears interest at either the lenders' U.S. base rate or at LIBOR plus applicable margins. As at December 31, 2012, $999 million of the revolving bank credit facility remained unused.

B) UNSECURED NOTES

Unsecured notes include medium-term notes and senior notes that are issued from time to time under trust indentures and have equal priority with respect to the payment of both principal and interest.

CANADIAN UNSECURED NOTES

Encana has in place a debt shelf prospectus for Canadian unsecured medium-term notes in the amount of C$2.0 billion ($2.0 billion). The shelf prospectus provides that debt securities in Canadian dollars or other foreign currencies may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue. The shelf prospectus was filed in May 2011 and expires in June 2013. As at December 31, 2012, C$2.0 billion ($2.0 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.

U.S. UNSECURED NOTES

Encana has in place a debt shelf prospectus for U.S. unsecured notes in the amount of $4.0 billion under the multijurisdictional disclosure system. The shelf prospectus provides that debt securities in U.S. dollars or other foreign currencies may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue. The shelf prospectus was filed in May 2012 and expires in June 2014. As at December 31, 2012, $4.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.

In November 2011, Encana completed a public offering in the U.S. of senior unsecured notes of $600 million with a coupon rate of 3.90 percent due November 15, 2021 and $400 million with a coupon rate of 5.15 percent due November 15, 2041. The net proceeds of the offering totaling $989 million were used to repay a portion of Encana's commercial paper indebtedness, a portion of which was incurred to repay Encana's $500 million 6.30 percent notes that matured November 1, 2011.

The 5.80 percent notes due May 1, 2014 were issued by the Company's indirect 100 percent owned subsidiary, Encana Holdings Finance Corp. This note is fully and unconditionally guaranteed by Encana Corporation.

C) INCREASE IN VALUE OF DEBT ACQUIRED

Certain of the notes and debentures of the Company were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 18 years.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

D) DEBT DISCOUNTS

Long-term debt premiums and discounts are capitalized within long-term debt and are being amortized using the effective interest method. During 2012, no discounts (2011 - $3 million) were capitalized relating to the issuance of U.S. unsecured notes.

E) CURRENT PORTION OF LONG-TERM DEBT

As at December 31	C$ Principal Amount		2012		2011
4.30% due March 12, 2012	$ -	$	-	$	492
4.75% due October 15, 2013	-		500		-
	$ -	$	500	$	492

F) MANDATORY DEBT PAYMENTS

As at December 31	C$ Principal Amount		US$ Principal Amount		Total US$ Equivalent	
2013	$ -	$	500	$	500	
2014	-		1,000		1,000	
2015	-		-		-	
2016	-		-		-	
2017	-		700		700	
Thereafter	750		4,700		5,454	
Total	$ 750	$	6,900	$	7,654	

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. As at December 31, 2012, long-term debt had a carrying value of $7,675 million and a fair value of $9,043 million (2011 - $8,150 million carrying value and a fair value of $9,215 million). The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.

14. OTHER LIABILITIES AND PROVISIONS

As at December 31	2012		2011
The Bow Office Project (See Note 8)	$ 1,674	$	1,309
Asset under Construction - Production Field Centre (See Note 8)	612		607
Obligation under Capital Lease	69		-
Unrecognized Tax Benefits (See Note 6)	134		178
Pensions and Other Post-Employment Benefits (See Note 17)	165		184
Other	18		23
	$ 2,672	$	2,301

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

THE BOW OFFICE PROJECT

As described in Note 8, Encana has recognized the accumulated construction costs for The Bow office project as an asset with a related liability. Beginning in July 2012, Encana assumed partial occupancy of The Bow office premises and commenced payments to the third party developer. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. The total undiscounted future payments related to The Bow office commitment are outlined below. In conjunction with the Split Transaction as described in Note 16, Encana has subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. Expected sublease recoveries are outlined below.

(undiscounted)	2013		2014		2015		2016		2017		Thereafter		Total
Expected future lease payments	$	86	$	93	$	93	$	94	$	95	$	2,120	$	2,581
Sublease recoveries	$	(44)	$	(46)	$	(46)	$	(47)	$	(47)	$	(1,049)	$	(1,279)

PRODUCTION FIELD CENTRE

As described in Note 8, during the construction phase of the PFC, Encana has recognized an asset under construction with a corresponding liability. Upon commencement of operations, Encana will recognize the PFC as a capital lease. Encana's total discounted future payments related to the PFC total $564 million. The total undiscounted future payments related to the PFC are outlined below.

(undiscounted)	2013		2014		2015		2016		2017		Thereafter		Total
Expected future lease payments	$	74	$	89	$	89	$	89	$	89	$	281	$	711

15. ASSET RETIREMENT OBLIGATION

As at December 31		2012		2011
Asset Retirement Obligation, Beginning of Year	$	921	$	820
Liabilities Incurred		43		43
Liabilities Settled		(90)		(111)
Change in Estimated Future Cash Outflows		28		132
Accretion Expense		53		50
Foreign Currency Translation and Other		14		(13)
Asset Retirement Obligation, End of Year	$	969	$	921
Current Portion (See Note 12)	$	33	$	46
Long-Term Portion		936		875
	$	969	$	921

Encana is responsible for the retirement of long-lived assets related to its oil and gas assets and midstream assets at the end of their useful lives.

16. SHARE CAPITAL

AUTHORIZED

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

ISSUED AND OUTSTANDING

As at December 31	2012			2011		
	Number (millions)		Amount	Number (millions)		Amount
Common Shares Outstanding, Beginning of Year	736.3	$	2,354	736.3	$	2,352
Common Shares Issued under Option Plans	-		-	-		2
Common Shares Outstanding, End of Year	736.3	$	2,354	736.3	$	2,354

EARNINGS (LOSS) PER COMMON SHARE

The following table presents the computation of earnings (loss) per common share:

For the years ended December 31 (millions, except per share amounts)	2012		2011		2010	
Net Earnings (Loss)	$	(2,794)	$	5	$	2,343
Number of Common Shares:						
Weighted average common shares outstanding - Basic		736.3		736.3		739.7
Effect of dilutive securities		-		0.9		0.1
Weighted average common shares outstanding - Diluted		736.3		737.2		739.8
Net Earnings (Loss) per Common Share						
Basic	$	(3.79)	$	0.01	$	3.17
Diluted	$	(3.79)	$	0.01	$	3.17

NORMAL COURSE ISSUER BID

In 2011 and 2010, Encana had approval from the Toronto Stock Exchange to purchase common shares under a Normal Course Issuer Bid ("NCIB"). Encana was entitled to purchase, for cancellation, up to 36.8 million common shares under the NCIB, which commenced on December 14, 2010 and expired on December 13, 2011. The Company did not renew its NCIB for 2012 and did not purchase any common shares during 2012 or 2011.

During 2010, the Company purchased approximately 15.4 million common shares for total consideration of approximately $499 million. Of the amount paid, $6 million was charged to paid in surplus, $48 million was charged to share capital and $445 million was charged to retained earnings.

DIVIDENDS

For the year ended December 31, 2012, Encana paid dividends of $0.80 per common share totaling $588 million (2011 - $0.80 per share totaling $588 million; 2010 - $0.80 per share totaling $590 million). The Company's quarterly dividend payment in 2012, 2011 and 2010 was $0.20 per share.

On February 13, 2013, the Board declared a dividend of $0.20 per share payable on March 28, 2013 to common shareholders of record as of March 15, 2013.

ENCANA STOCK OPTION PLAN

Encana has stock-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.

All options outstanding as at December 31, 2012 have associated Tandem Stock Appreciation Rights ("TSARs") attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of the exercise over the original grant price. In addition, certain stock options granted are performance-based. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right ("SAR") in exchange for a cash payment. See Note 17 for further information on Encana's outstanding and exercisable TSARs and Performance TSARs.

At December 31, 2012, there were 18.8 million common shares reserved for issuance under stock option plans (2011 - 10.9 million; 2010 - 11.8 million).

ENCANA RESTRICTED SHARE UNITS ("RSUs")

Encana has a stock-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date. The Company intends to settle vested RSUs in cash on the vesting date. See Note 17 for further information on Encana's outstanding RSUs.

ENCANA SHARE UNITS HELD BY CENOVUS EMPLOYEES

On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies - Encana Corporation and Cenovus Energy Inc. (the "Split Transaction"). In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, SARs and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus are based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 17 and 18). There is no impact on Encana's net earnings for the share units held by Cenovus employees. TSARs and Performance TSARs held by Cenovus employees will expire by December 2014. No further Encana share units have been granted to Cenovus employees since the Split Transaction.

Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana common shares. The following table summarizes the Encana TSARs and Performance TSARs held by Cenovus employees as at December 31, 2012:

Canadian Dollar Denominated (C$)	Number (millions)	Weighted Average Exercise Price
Outstanding and Exercisable		
Encana TSARs held by Cenovus employees	3.2	33.08
Encana Performance TSARs held by Cenovus employees	4.6	32.37

17. COMPENSATION PLANS

Encana has a number of compensation arrangements that form the Company's long-term incentive plan awarded to eligible employees. They include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units ("PSUs"), Deferred Share Units ("DSUs"), RSUs and a Restricted Cash Plan. The majority of these compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs and RSUs held by Encana employees as cash-settled share-based payment transactions and, accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models. TSARs, Performance TSARs, SARs and Performance SARs granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted. RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

As at December 31, 2012, the fair value of the Encana share units held by Encana employees was estimated using the following weighted average assumptions: risk-free rate of 1.14 percent, dividend yield of 4.07 percent, volatility of 30.51 percent, expected term of 1.5 years and an Encana market share price of C$19.66. As at December 31, 2012, the fair value of the Cenovus share units held by Encana employees was estimated using the following weighted average assumptions: risk-free rate of 1.14 percent, dividend yield of 2.64 percent, volatility of 30.18 percent, expected term of 0.5 years and a Cenovus market share price of C$33.29.

As at December 31, 2011, the fair value of the Encana share units held by Encana employees was estimated using the following weighted average assumptions: risk-free rate of 0.97 percent, dividend yield of 4.19 percent, volatility of 31.59 percent, expected term of 2.0 years and an Encana market share price of C$18.89. As at December 31, 2011, the fair value of the Cenovus share units held by Encana employees was estimated using the following weighted average assumptions: risk-free rate of 0.97 percent, dividend yield of 2.36 percent, volatility of 32.48 percent, expected term of 0.9 years and a Cenovus market share price of C$33.83.

For both Encana and Cenovus share units held by Encana employees, volatility was estimated using historical volatility rates.

The amounts recognized for share-based payment transactions are as follows:

For the years ended December 31	2012		2011		2010
Compensation Costs of Cash-Settled Transactions	$	42	$ 28	$	36
Compensation Costs of Equity-Settled Transactions		5	-		2
Total Compensation Costs		47	28		38
Less: Total Compensation Costs Capitalized		(14)	(14)		(11)
Total Compensation Expense	$	33	$ 14	$	27
Liability for Unvested Cash-Settled Share-Based Payment Transactions	$	85	$ 69	$	76
Liability for Vested Cash-Settled Share-Based Payment Transactions		71	86		148
Liability for Cash-Settled Share-Based Payment Transactions	$	156	$ 155	$	224

Of the total compensation expense, $13 million (2011 - $8 million; 2010 - $12 million) was included in operating expense and $20 million (2011 - $6 million; 2010 - $15 million) was included in administrative expense.

The following sections outline certain information related to Encana's compensation plans as at December 31, 2012.

A) TANDEM STOCK APPRECIATION RIGHTS

All options to purchase common shares issued under the Encana Stock Option Plan have associated TSARs attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the exercise price. The TSARs vest and expire under the same terms and conditions as the underlying option.

The following table summarizes information related to the Encana TSARs held by Encana employees:

As at December 31	2012		2011	
(thousands of units)	Outstanding TSARs	Weighted Average Exercise Price (C$)	Outstanding TSARs	Weighted Average Exercise Price (C$)
Outstanding, Beginning of Year	19,390	28.79	14,240	30.89
Granted	1,514	20.99	9,628	25.13
Exercised - SARs	(17)	20.99	(3,327)	26.08
Exercised - Options	-	-	(39)	25.45
Forfeited	(1,704)	29.47	(1,112)	32.29
Expired	(2,015)	30.54	-	-
Outstanding, End of Year	17,168	27.84	19,390	28.79
Exercisable, End of Year	8,133	30.38	6,259	32.64

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

As at December 31, 2012	Outstanding Encana TSARs			Exercisable Encana TSARs	
Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)
10.00 to 19.99	157	4.20	19.71	6	19.21
20.00 to 29.99	8,587	3.34	22.93	3,338	25.34
30.00 to 39.99	8,328	2.14	32.85	4,693	33.68
40.00 to 49.99	95	0.40	44.65	95	44.65
50.00 to 59.99	1	0.39	50.39	1	50.39
	17,168	2.75	27.84	8,133	30.38

The following tables summarize information related to the Cenovus TSARs held by Encana employees:

As at December 31	2012		2011	
(thousands of units)	Outstanding TSARs	Weighted Average Exercise Price (C$)	Outstanding TSARs	Weighted Average Exercise Price (C$)
Outstanding, Beginning of Year	3,935	29.49	8,214	27.81
Exercised - SARs	(1,788)	29.14	(4,081)	26.17
Exercised - Options	(8)	26.69	(56)	23.10
Forfeited	(84)	31.31	(142)	30.01
Expired	(30)	28.74	-	-
Outstanding, End of Year	2,025	29.75	3,935	29.49
Exercisable, End of Year	2,025	29.75	3,203	30.22

As at December 31, 2012	Outstanding Cenovus TSARs			Exercisable Cenovus TSARs	
Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)
20.00 to 29.99	1,087	1.12	26.28	1,087	26.28
30.00 to 39.99	886	0.16	33.26	886	33.26
40.00 to 49.99	52	0.44	42.70	52	42.70
	2,025	0.68	29.75	2,025	29.75

During the year, Encana recorded compensation costs of $6 million related to the Encana TSARs and a reduction in compensation costs of $1 million related to the Cenovus TSARs (2011 - reduction of compensation costs of $4 million related to the Encana TSARs and compensation costs of $6 million related to the Cenovus TSARs; 2010 - reduction of compensation costs of $29 million relating to the Encana TSARs and compensation costs of $32 million related to Cenovus TSARs).

B) PERFORMANCE TANDEM STOCK APPRECIATION RIGHTS

From 2007 to 2009, Encana granted Performance TSARs. In lieu of exercising the option, the option holder has the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the exercise price. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined key measures. Performance TSARs that do not vest when eligible are forfeited.

The following tables summarize information related to the Encana Performance TSARs held by Encana employees:

As at December 31	2012		2011	
(thousands of units)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)
Outstanding, Beginning of Year	7,879	31.50	9,108	31.46
Exercised - SARs	-	-	(505)	29.32
Exercised - Options	-	-	-	29.04
Forfeited	(779)	31.50	(724)	32.48
Expired	(2,221)	29.45	-	-
Outstanding, End of Year	4,879	32.44	7,879	31.50
Exercisable, End of Year	4,879	32.44	6,449	32.05

As at December 31, 2012	Outstanding Encana Performance TSARs			Exercisable Encana Performance TSARs	
Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)
20.00 to 29.99	2,638	1.11	29.04	2,638	29.04
30.00 to 39.99	2,241	0.12	36.44	2,241	36.44
	4,879	0.66	32.44	4,879	32.44

The following tables summarize information related to the Cenovus Performance TSARs held by Encana employees:

As at December 31	2012		2011	
(thousands of units)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)
Outstanding, Beginning of Year	5,751	28.60	8,940	28.49
Exercised - SARs	(2,188)	28.33	(2,758)	28.22
Exercised - Options	(12)	26.61	(3)	26.62
Forfeited	(314)	26.69	(428)	28.85
Expired	(32)	26.66	-	-
Outstanding, End of Year	3,205	29.00	5,751	28.60
Exercisable, End of Year	3,205	29.00	4,319	29.37

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

As at December 31, 2012	Outstanding Cenovus Performance TSARs			Exercisable Cenovus Performance TSARs	
Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)
20.00 to 29.99	1,899	1.11	26.27	1,899	26.27
30.00 to 39.99	1,306	0.12	32.96	1,306	32.96
	3,205	0.71	29.00	3,205	29.00

During the year, Encana recorded a reduction in compensation costs of $1 million related to the Encana Performance TSARs and a reduction in compensation costs of $2 million related to the Cenovus Performance TSARs (2011 - reduction of compensation costs of $12 million related to the Encana Performance TSARs and compensation costs of $14 million related to the Cenovus Performance TSARs; 2010 - reduction of compensation costs of $18 million relating to the Encana Performance TSARs and compensation costs of $24 million related to Cenovus Performance TSARs).

C) STOCK APPRECIATION RIGHTS

During 2008 and 2009, Canadian dollar denominated SARs were granted to employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the exercise price of the right.

The following tables summarize information related to the Encana SARs held by Encana employees:

As at December 31	2012		2011	
(thousands of units)	Outstanding SARs	Weighted Average Exercise Price (C$)	Outstanding SARs	Weighted Average Exercise Price (C$)
Outstanding, Beginning of Year	1,973	33.81	2,187	33.86
Exercised	-	-	(55)	28.58
Forfeited	(130)	34.08	(159)	36.19
Outstanding, End of Year	1,843	33.79	1,973	33.81
Exercisable, End of Year	1,843	33.79	1,581	34.97

As at December 31, 2012	Outstanding Encana SARs			Exercisable Encana SARs	
Range of Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (C$)
20.00 to 29.99	861	1.12	28.98	861	28.98
30.00 to 39.99	832	0.27	36.43	832	36.43
40.00 to 49.99	147	0.43	46.80	147	46.80
50.00 to 59.99	3	0.46	50.17	3	50.17
	1,843	0.68	33.79	1,843	33.79

Since 2010, U.S. dollar denominated SARs have been granted to eligible employees. The terms and conditions are similar to the Canadian dollar denominated SARs. The following tables summarize information related to U.S. dollar denominated Encana SARs held by Encana employees:

As at December 31	2012		2011	
(thousands of units)	Outstanding SARs	Weighted Average Exercise Price (US$)	Outstanding SARs	Weighted Average Exercise Price (US$)
Outstanding, Beginning of Year	12,645	26.78	4,719	30.73
Granted	482	20.54	8,550	24.91
Exercised	(29)	20.88	(121)	30.74
Forfeited	(933)	27.36	(503)	31.19
Outstanding, End of Year	12,165	26.50	12,645	26.78
Exercisable, End of Year	4,685	27.75	1,246	30.68

As at December 31, 2012	Outstanding Encana SARs			Exercisable Encana SARs	
Range of Exercise Price (US$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (US$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (US$)
10.00 to 19.99	52	4.30	19.10	3	18.88
20.00 to 29.99	5,902	3.76	21.64	1,746	22.13
30.00 to 39.99	6,211	2.58	31.18	2,936	31.10
	12,165	3.16	26.50	4,685	27.75

The following tables summarize information related to the Cenovus SARs held by Encana employees:

As at December 31	2012		2011	
(thousands of units)	Outstanding SARs	Weighted Average Exercise Price (C$)	Outstanding SARs	Weighted Average Exercise Price (C$)
Outstanding, Beginning of Year	1,641	30.73	2,159	30.67
Exercised	(591)	29.69	(434)	30.02
Forfeited	(23)	34.45	(84)	32.80
Outstanding, End of Year	1,027	31.25	1,641	30.73
Exercisable, End of Year	1,027	31.25	1,256	32.08

As at December 31, 2012	Outstanding Cenovus SARs			Exercisable Cenovus SARs	
Range of Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (C$)
20.00 to 29.99	499	1.12	26.35	499	26.35
30.00 to 39.99	409	0.27	33.68	409	33.68
40.00 to 49.99	119	0.43	43.48	119	43.48
	1,027	0.70	31.25	1,027	31.25

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

During the year, Encana recorded compensation costs of $7 million related to the Encana SARs and a reduction in compensation costs of $1 million related to the Cenovus SARs (2011 - a reduction in compensation costs of $5 million related to the Encana SARs and compensation costs of $3 million related to the Cenovus SARs; 2010 - compensation costs of $6 million related to the Encana SARs and compensation costs of $5 million related to the Cenovus SARs).

D) PERFORMANCE STOCK APPRECIATION RIGHTS

During 2008 and 2009, Encana granted Performance SARs to certain employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the grant price. Performance SARs are subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined key measures. Performance SARs that do not vest when eligible are forfeited.

The following tables summarize information related to the Encana Performance SARs held by Encana employees:

As at December 31	2012		2011	
(thousands of units)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)
Outstanding, Beginning of Year	2,710	32.07	3,018	32.01
Exercised	-	-	(82)	29.04
Forfeited	(255)	30.81	(226)	32.35
Outstanding, End of Year	2,455	32.20	2,710	32.07
Exercisable, End of Year	2,455	32.20	1,965	33.22

As at December 31, 2012	Outstanding Encana Performance SARs			Exercisable Encana Performance SARs	
Range of Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (C$)
20.00 to 29.99	1,406	1.11	29.04	1,406	29.04
30.00 to 39.99	1,049	0.12	36.44	1,049	36.44
	2,455	0.69	32.20	2,455	32.20

The following tables summarize information related to the Cenovus Performance SARs held by Encana employees:

As at December 31	2012		2011	
(thousands of units)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)
Outstanding, Beginning of Year	2,282	28.88	3,006	28.96
Exercised	(835)	29.46	(550)	29.33
Forfeited	(128)	26.56	(174)	28.87
Outstanding, End of Year	1,319	28.74	2,282	28.88
Exercisable, End of Year	1,319	28.74	1,537	30.15

As at December 31, 2012	Outstanding Cenovus Performance SARs			Exercisable Cenovus Performance SARs	
Range of Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (C$)
20.00 to 29.99	832	1.11	26.27	832	26.27
30.00 to 39.99	487	0.12	32.96	487	32.96
	1,319	0.75	28.74	1,319	28.74

During the year, Encana recorded no compensation costs related to the Encana Performance SARs and no compensation costs related to the Cenovus Performance SARs (2011 - reduction of compensation costs of $4 million related to the Encana Performance SARs and compensation costs of $5 million related to the Cenovus Performance SARs; 2010 - a reduction of compensation costs of $4 million relating to the Encana Performance SARs and compensation costs of $7 million related to the Cenovus Performance SARs).

E) PERFORMANCE SHARE UNITS

Since 2010, PSUs have been granted to eligible employees, which entitle the employee to receive, upon vesting, a cash payment equal to the value of one common share of Encana for each PSU held, depending upon the terms of the PSU Plan. PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

The ultimate value of the PSUs will depend upon Encana's performance measured over the three-year period. Each year, Encana's performance will be assessed by the Board to determine whether the performance criteria have been met. Based on this assessment, up to a maximum of two times the original PSU grant may be awarded in respect of the year being measured. The respective proportion of the original PSU grant deemed eligible to vest for each year will be valued and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.

The following tables summarize information related to the PSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding PSUs	
As at December 31	2012	2011
Outstanding, Beginning of Year	1,238	875
Granted	213	697
Deemed Eligible to Vest	(427)	(263)
Units, in Lieu of Dividends	37	41
Forfeited	(100)	(112)
Outstanding, End of Year	961	1,238

(thousands of units)	U.S. Dollar Denominated Outstanding PSUs	
As at December 31	2012	2011
Outstanding, Beginning of Year	1,089	796
Granted	27	565
Deemed Eligible to Vest	(393)	(240)
Units, in Lieu of Dividends	27	37
Forfeited	(57)	(69)
Outstanding, End of Year	693	1,089

During the year, Encana recorded compensation costs of $12 million related to the outstanding PSUs (2011 - $15 million; 2010 - $15 million).

F) DEFERRED SHARE UNITS

The Company has in place a program whereby Directors and certain key employees are issued DSUs, which vest immediately, are equivalent in value to a common share of the Company and are settled in cash. DSUs can be redeemed in accordance with the terms of the agreement and expire on December 15th of the year following the Director's resignation or employee's departure.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

Employees have the option to convert either 25 or 50 percent of their annual High Performance Results ("HPR") award into DSUs. The number of DSUs is based on the value of the award divided by the closing value of Encana's share price at the end of the performance period of the HPR award.

The following table summarizes information related to the DSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding DSUs	
As at December 31	2012	2011
Outstanding, Beginning of Year	905	717
Granted	109	108
Converted from HPR awards	38	52
Units, in Lieu of Dividends	39	29
Redeemed	(117)	(1)
Outstanding, End of Year	974	905

During the year, Encana recorded compensation costs of $2 million related to the outstanding DSUs (2011 - reduction of $5 million; 2010 - nil).

G) RESTRICTED SHARE UNITS

Since 2011, RSUs have been granted to eligible employees. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date. As at December 31, 2012, Encana plans to settle the RSUs in cash on the vesting date.

The following tables summarize information related to the RSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding RSUs	
As at December 31	2012	2011
Outstanding, Beginning of Year	1,751	-
Granted	298	1,790
Units, in Lieu of Dividends	77	35
Forfeited	(160)	(74)
Outstanding, End of Year	1,966	1,751

(thousands of units)	U.S. Dollar Denominated Outstanding RSUs	
As at December 31	2012	2011
Outstanding, Beginning of Year	1,574	-
Granted	83	1,581
Units, in Lieu of Dividends	63	30
Forfeited	(124)	(37)
Outstanding, End of Year	1,596	1,574

During the year, Encana recorded compensation costs of $25 million related to the outstanding RSUs (2011 - $15 million; 2010 - nil). The paid in surplus balance as at December 31, 2012 and December 31, 2011 relates to the RSUs.

H) RESTRICTED CASH PLAN

In October 2011, Encana's Board approved the use of a Restricted Cash Plan as a component of the long-term incentive grant to eligible employees. The Restricted Cash Plan is a time-based conditional grant to receive cash which, in accordance with the corresponding grant agreement, requires that the employee remains actively employed with Encana on the vesting date. The Restricted Cash Plan vests over three years with one-third payable after each anniversary of the grant date. During 2012, Encana recorded compensation costs of $18 million (2011 - $6 million; 2010 - nil) relating to the Restricted Cash Plan grant.

I) PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

The Company sponsors defined benefit and defined contribution plans and provides pension and other post-employment benefits ("OPEB") to its employees in Canada and the U.S. As of January 1, 2003, the defined benefit pension plan was closed to new entrants. The average remaining service period of active employees participating in the defined benefit pension plan is five years. The average remaining service period of the active employees participating in the OPEB plan is 11 years.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

The Company is required to file an actuarial valuation of its pension plans with the provincial regulator at least every three years. The most recent filing was dated December 31, 2010 and the next required filing will be as at December 31, 2013.

The following tables set forth changes in the benefit obligations and fair value of plan assets for the Company's defined benefit pension and other post-retirement benefit plans for the years ended December 31, 2012 and 2011, as well as the funded status of the plans and amounts recognized in the financial statements as at December 31, 2012 and 2011.

	Pension Benefits		OPEB	
As at December 31	2012	2011	2012	2011
Change in Benefit Obligations				
Projected Benefit Obligation, Beginning of Year	$ 344	$ 313	$ 95	$ 82
Service cost	5	5	14	12
Interest cost	14	15	4	4
Actuarial (gains) losses	9	39	(5)	(2)
Exchange differences	8	(8)	-	-
Benefits paid	(23)	(20)	(3)	(2)
Change in plan provisions	-	-	-	1
Projected Benefit Obligation, End of Year	$ 357	$ 344	$ 105	$ 95
Change in Plan Assets				
Fair Value of Plan Assets, Beginning of Year	$ 275	$ 276	$ -	$ -
Actual return on plan assets	26	6	-	-
Exchange differences	6	(6)	-	-
Employer contributions	25	19	3	2
Benefits paid	(23)	(20)	(3)	(2)
Fair Value of Plan Assets, End of Year	$ 309	$ 275	$ -	$ -
Funded Status of Plan Assets, End of Year	$ (48)	$ (69)	$ (105)	$ (95)
Total Recognized Amounts in the Consolidated Balance Sheet Consist of:				
Other assets	$ 3	$ 3	$ -	$ -
Current liabilities	-	-	(4)	(3)
Non-current liabilities	(51)	(72)	(101)	(92)
Total	$ (48)	$ (69)	$ (105)	$ (95)
Total Recognized Amounts in Accumulated Other Comprehensive Income Consist of:				
Net actuarial (gain) loss	$ 94	$ 107	$ 1	$ 6
Prior service costs	-	-	1	1
Net transitional obligation	-	-	3	3
Total recognized in accumulated other comprehensive income before tax	$ 94	$ 107	$ 5	$ 10

The accumulated defined benefit obligation for all defined benefit plans was $437 million as at December 31, 2012 (2011 - $414 million). The following sets forth the defined benefit plans with accumulated benefit obligation and projected benefit obligation in excess of the plan assets fair value:

	Pension Benefits		OPEB	
As at December 31	2012	2011	2012	2011
Projected Benefit Obligation	$ (357)	$ (343)	$ (105)	$ (95)
Accumulated Benefit Obligation	(332)	(319)	(105)	(95)
Fair Value of Plan Assets	305	271	-	-

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

Following are the weighted average assumptions used by the Company in determining the defined benefit pension and other post-employment benefit obligations:

	Pension Benefits		OPEB	
As at December 31	2012	2011	2012	2011
Discount Rate	3.75%	4.00%	3.55%	4.27%
Rates of Increase in Compensation Levels	3.99%	4.11%	6.32%	6.33%

The following sets forth total benefit plan expense recognized by the Company in 2012 and 2011:

	Pension Benefits			OPEB		
For the years ended December 31	2012	2011	2010	2012	2011	2010
Defined Benefit Plan Expense	$ 6	$ 14	$ 12	$ 18	$ 17	$ 15
Defined Contribution Plan Expense	44	43	34	-	-	-
Total Benefit Plans Expense	$ 50	$ 57	$ 46	$ 18	$ 17	$ 15

Of the total benefit plans expense, $55 million (2011 - $60 million; 2010 - $49 million) was included in operating expense and $13 million (2011 - $14 million; 2010 - $12 million) was included in administrative expense.

The defined periodic pension and OPEB expense is as follows:

	Pension Benefits			OPEB		
For the years ended December 31	2012	2011	2010	2012	2011	2010
Current service cost	$ 5	$ 5	$ 4	$ 14	$ 12	$ 10
Interest cost	14	15	16	4	4	4
Expected return on plan assets	(28)	(15)	(15)	-	-	-
Amortization of net actuarial gain and losses	15	8	5	-	-	-
Amortization of transitional obligation	-	-	-	-	1	1
Amortization of net prior service costs	-	1	2	-	-	-
Total Defined Benefit Plan Expense	$ 6	$ 14	$ 12	$ 18	$ 17	$ 15

The amounts recognized in other comprehensive income are as follows:

	Pension Benefits			OPEB		
For the years ended December 31	2012	2011	2010	2012	2011	2010
Net actuarial (gains) losses	$ 2	$ 58	$ 4	$ (5)	$ (3)	$ 8
Amortization of net actuarial gains and losses	(15)	(8)	(5)	-	-	-
Amortization of transitional obligation	-	-	-	-	(1)	(1)
Amortization of net prior service costs	-	(1)	(2)	-	-	-
Net prior service costs (credit)	-	-	-	-	1	(1)
Total amounts recognized in other comprehensive (income) loss, before tax	$ (13)	$ 49	$ (3)	$ (5)	$ (3)	$ 6
Total amounts recognized in other comprehensive (income) loss, after tax	$ (9)	$ 36	$ (2)	$ (4)	$ (2)	$ 4

The after-tax amount recognized in other comprehensive (income) loss arising from compensation plans includes a $2 million gain relating to current year changes in the net actuarial (gains) losses (2011 - $41 million loss; 2010 - $7 million loss). The after-tax amount reclassified from accumulated other comprehensive (income) loss to net earnings includes amortization of net actuarial (gains) losses, the transitional obligation and prior service costs of $11 million (2011 - $7 million; 2010 - $5 million).

The estimated net actuarial loss and net prior service costs for the pension and other post-retirement plans that will be amortized from accumulated other comprehensive income into net benefit plan expense in 2013 is $15 million.

Following are the weighted average assumptions used by the Company in determining the net periodic pension and other post-retirement benefit costs for 2012, 2011 and 2010.

	Pension Benefits			OPEB		
For the years ended December 31	**2012**	2011	2010	**2012**	2011	2010
Discount Rate	**4.00%**	5.00%	5.75%	**4.31%**	5.11%	5.96%
Long-Term Rate of Return on Plan Assets	**6.75%**	6.75%	6.75%	**-**	-	-
Rates of Increase in Compensation Levels	**4.11%**	4.11%	4.15%	**6.41%**	6.42%	6.42%

The Company's assumed health care cost trend rates are as follows:

For the years ended December 31	**2012**	2011	2010
Health care cost trend rate for next year	**7.70%**	8.99%	8.85%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	**4.63%**	4.64%	4.64%
Year that the rate reaches the ultimate trend rate	**2025**	2026	2026

A one percent change in the assumed health care cost trend rate over the projected period would have the following effects:

(millions)	1% Increase		1% Decrease	
Effect on total of service and interest cost components	$	2	$	1
Effect on other post-retirement benefit obligations	$	7	$	6

The Company expects to contribute $9 million to its defined benefit pension plans in 2013. The Company's OPEB plans are funded on an as required basis.

The following provides an estimate of benefit payments for the next 10 years. These estimates reflect benefit increases due to continuing employee service.

(millions)	Defined Benefit Pension Payments		Other Benefit Payments	
2013	$	19	$	4
2014		20		5
2015		20		5
2016		21		6
2017		22		7
2018 - 2022		111		37

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

The Company's defined benefit pension plan assets are presented by investment asset category and input level within the fair value hierarchy as follows:

As at December 31	2012			
	Level 1	Level 2	Level 3	Total
Investments:				
Cash and Cash Equivalents	$ 50	$ 1	$ -	$ 51
Fixed Income - Canadian Bond Funds	-	75	-	75
Equity - Domestic	34	63	-	97
Equity - International	-	72	-	72
Real Estate and Other	1	-	13	14
Fair Value of Plan Assets, End of Year	$ 85	$ 211	$ 13	$ 309

As at December 31	2011			
	Level 1	Level 2	Level 3	Total
Investments:				
Cash and Cash Equivalents	$ 39	$ 3	$ -	$ 42
Fixed Income - Canadian Bond Funds	-	76	-	76
Equity - Domestic	29	56	-	85
Equity - International	-	58	-	58
Real Estate and Other	2	-	12	14
Fair Value of Plan Assets, End of Year	$ 70	$ 193	$ 12	$ 275

Fixed income investments consist of Canadian bonds issued by investment grade companies. Equity investments consist of both domestic and international securities. The fair values of these securities are based on dealer quotes, quoted market prices, and net asset values as provided by the investment managers. Real Estate and Other consists mainly of commercial properties and is valued based on a discounted cash flow model.

	Real Estate and Other	
As at December 31	**2012**	2011
Balance, Beginning of Year	$ 12	$ 12
Purchases, issuances and settlements		
Purchases	-	-
Settlements	-	-
Actual return on plan assets		
Relating to assets sold during the reporting period	-	-
Relating to assets still held at the reporting date	1	-
Balance, End of Year	$ 13	$ 12

The Company's pension plan assets were invested in the following as at December 31, 2012: 37 percent Domestic Equity (2011 - 36 percent), 26 percent Foreign Equity (2011 - 25 percent), 30 percent Bonds (2011 - 33 percent), and 7 percent Real Estate and Other (2011 - 6 percent). The expected long-term rate of return is 6.75 percent. The expected rate of return on pension plan assets is based on historical and projected rates of return for each asset class in the plan investment portfolio. The actual return on plan assets was $26 million (2011 - $6 million). The asset allocation structure is subject to diversification requirements and constraints, which reduce risk by limiting exposure to individual equity investment, credit rating categories and foreign currency exposure.

18. FAIR VALUE MEASUREMENTS

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below. The fair value of cash in reserve approximates its carrying amount due to the nature of the instruments held. Fair value information related to pension plan assets is included in Note 17.

Recurring fair value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 19 and 17, respectively. These items are carried at fair value in the Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the following tables. There have been no transfers between the hierarchy levels during the period.

As at December 31, 2012	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting [5]	Carrying Amount
Risk Management						
Risk Management Assets [1]	$ 2	$ 617	$ -	$ 619	$ (29)	$ 590
Risk Management Liabilities [1]	-	32	12	44	(29)	15
Share Units Resulting from the Split Transaction						
Encana Share Units Held by Cenovus Employees						
Accounts receivable and accrued revenues [2]	$ -	$ -	$ 1	$ 1	$ -	$ 1
Accounts payable and accrued liabilities [3]	-	-	1	1	-	1
Cenovus Share Units Held by Encana Employees						
Accounts payable and accrued liabilities [4]	-	-	36	36	-	36

As at December 31, 2011	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting [5]	Carrying Amount
Risk Management						
Risk Management Assets [1]	$ 1	$ 2,124	$ 18	$ 2,143	$ (96)	$ 2,047
Risk Management Liabilities [1]	-	103	-	103	(96)	7
Share Units Resulting from the Split Transaction						
Encana Share Units Held by Cenovus Employees						
Accounts receivable and accrued revenues [2]	$ -	$ -	$ 1	$ 1	$ -	$ 1
Accounts payable and accrued liabilities [3]	-	-	1	1	-	1
Cenovus Share Units Held by Encana Employees						
Accounts payable and accrued liabilities [4]	-	-	83	83	-	83

(1) Including current portion.

(2) Receivable from Cenovus.

(3) Payable to Cenovus employees.

(4) Payable to Cenovus.

(5) Netting to offset derivative assets and liabilities with the same counterparty, which are presented within the fair value hierarchy on a gross basis, even where the legal right of offset exists.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

The Company's Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts and basis swaps with terms to 2016. The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

LEVEL 3 FAIR VALUE MEASUREMENTS

The Company's Level 3 risk management assets and liabilities consist of natural gas options and power purchase contracts and with terms to 2013 and 2017, respectively. The fair values of both the natural gas options and the power purchase contracts are based on an income approach and are modeled internally using observable and unobservable inputs such as natural gas price volatilities and forward power prices in less active markets. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose. Amounts related to share units resulting from the Split Transaction are recognized in operating expense, administrative expense and capitalized within property, plant and equipment as described in Note 17.

A summary of changes in Level 3 fair value measurements during 2012 and 2011 is presented below:

	Risk Management		Share Units Resulting from Split Transaction	
	2012	2011	**2012**	2011
Balance, Beginning of Year	$ 18	$ (7)	$ (83)	$ (120)
Total gains (losses)	(18)	23	4	(32)
Purchases, issuances and settlements				
Purchases	-	-	-	-
Settlements	(12)	2	43	69
Transfers in and out of Level 3	-	-	-	-
Balance, End of Year	$ (12)	$ 18	$ (36)	$ (83)
Change in unrealized gains (losses) related to assets and liabilities held at end of year	$ (21)	$ 22	$ (7)	$ (5)

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

	Valuation Technique	Unobservable Input	**2012**	2011
Risk Management - Natural Gas Options	Option Model	Price Volatility	0.3% - 28.3%	-
Risk Management - Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$48.25 - $57.97	$71.50 - $77.55
Share Units Resulting from the Split Transaction	Option Model	Cenovus share unit volatility	30.18%	32.48%

A five percentage point increase or decrease in natural gas price volatility would cause no decrease or increase (2011 - nil) to net risk management assets. A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $6 million (2011 - $6 million) increase or decrease to net risk management assets. A five percentage point increase or decrease in Cenovus share unit estimated volatility would cause a corresponding $2 million (2011 - $6 million) increase or decrease to accounts payable and accrued liabilities.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A) FINANCIAL INSTRUMENTS

Encana's financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B) RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 18 for a discussion of fair value measurements.

UNREALIZED RISK MANAGEMENT POSITION

As at December 31		2012		2011
Risk Management Asset				
Current	$	479	$	1,806
Long-term		111		241
		590		2,047
Risk Management Liability				
Current		5		1
Long-term		10		6
		15		7
Net Risk Management Asset	$	575	$	2,040

SUMMARY OF UNREALIZED RISK MANAGEMENT POSITIONS - BY PRODUCT

As at December 31	2012						2011					
	Risk Management						Risk Management					
	Asset		Liability		Net		Asset		Liability		Net	
Commodity Prices												
Natural gas	$	545	$	6	$	539	$	2,032	$	7	$	2,025
Crude oil		45		-		45		-		-		-
Power		-		9		(9)		15		-		15
Total Fair Value	$	590	$	15	$	575	$	2,047	$	7	$	2,040

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

COMMODITY PRICE POSITIONS AS AT DECEMBER 31, 2012

	Notional Volumes		Term	Average Price		Fair Value	
Natural Gas Contracts							
Fixed Price Contracts							
NYMEX Fixed Price	1,515	MMcf/d	2013	4.39	US$/Mcf	$	462
NYMEX Fixed Price	748	MMcf/d	2014	4.22	US$/Mcf		51
NYMEX Fixed Price	825	MMcf/d	2015	4.37	US$/Mcf		41
Options			2013				(3)
Basis Contracts [1]			2013-2016				(14)
Other Financial Positions							2
Natural Gas Fair Value Position							539
Crude Oil Contracts							
Fixed Price Contracts							
Brent Fixed Price	9.3	Mbbls/d	2013	108.22	US$/bbl		4
Basis Contracts [2]			2013-2015				41
Crude Oil Fair Value Position							45
Power Purchase Contracts							
Fair Value Position							(9)
Total Fair Value						$	575

(1) Encana has entered into swaps to protect against widening natural gas price differentials between production areas in Canada. These basis swaps are priced using both fixed price differentials and differentials determined as a percentage of NYMEX.

(2) Encana has entered into swaps to protect against widening oil price differentials between production areas in Canada and the U.S. These basis swaps are priced using fixed price differentials.

EARNINGS IMPACT OF REALIZED AND UNREALIZED GAINS (LOSSES) ON RISK MANAGEMENT POSITIONS

	Realized Gain (Loss)					
For the years ended December 31	**2012**		2011		2010	
Revenues, Net of Royalties	$	**2,149**	$	955	$	1,207
Transportation and Processing		**12**		(7)		(4)
Gain on Risk Management	$	**2,161**	$	948	$	1,203

	Unrealized Gain (Loss)					
For the years ended December 31	**2012**		2011		2010	
Revenues, Net of Royalties	$	**(1,441)**	$	854	$	947
Transportation and Processing		**(24)**		25		(2)
Gain (Loss) on Risk Management	$	**(1,465)**	$	879	$	945

RECONCILIATION OF UNREALIZED RISK MANAGEMENT POSITIONS FROM JANUARY 1 TO DECEMBER 31

	2012		2011	2010
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)
Fair Value of Contracts, Beginning of Year	$ 2,040			
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Year	696	$ 696	$ 1,827	$ 2,148
Fair Value of Contracts Realized During the Year	(2,161)	(2,161)	(948)	(1,203)
Fair Value of Contracts, End of Year	$ 575	$ (1,465)	$ 879	$ 945

C) RISKS ASSOCIATED WITH FINANCIAL ASSETS AND LIABILITIES

The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

COMMODITY PRICE RISK

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company's policy is to not use derivative financial instruments for speculative purposes.

Natural Gas - To partially mitigate the natural gas commodity price risk, the Company uses NYMEX swaps and options. To help protect against widening natural gas price differentials in various production areas, Encana has entered into basis swaps to manage the price differentials between these production areas and various sales points.

Crude Oil - To help protect against widening crude oil price differentials between North American and world prices, Encana has entered into fixed price contracts and basis swaps.

Power - The Company has entered into Canadian dollar denominated derivative contracts to help manage its electricity consumption costs.

The table below summarizes the sensitivity of the fair value of the Company's risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at December 31 as follows:

	2012		2011	
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease
Natural gas price	$ (446)	$ 446	$ (305)	$ 305
Crude oil price	(20)	20	-	-
Power price	6	(6)	6	(6)

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

CREDIT RISK

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company's credit portfolio, including credit practices that limit transactions according to counterparties' credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at December 31, 2012, the Company had no significant collateral balances posted and there were no credit derivatives in place.

As at December 31, 2012, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at December 31, 2012, approximately 88 percent (95 percent as at December 31, 2011) of Encana's accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at December 31, 2012, Encana had two counterparties (2011 - four counterparties) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at December 31, 2012, these counterparties accounted for 22 percent and 15 percent of the fair value of the outstanding in-the-money net risk management contracts.

LIQUIDITY RISK

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a wide range of funding alternatives at competitive rates through commercial paper, committed revolving bank credit facilities and debt capital markets. As at December 31, 2012, Encana had available unused committed revolving bank credit facilities totaling $5.0 billion, which include C$4.0 billion ($4.0 billion) on a revolving bank credit facility for Encana and $999 million on a revolving bank credit facility for a U.S. subsidiary. The facilities remain committed through October 2015.

Encana also had unused capacity under two shelf prospectuses for up to $6.0 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue up to C$2.0 billion ($2.0 billion) of debt securities in Canada and up to $4.0 billion in the U.S. These shelf prospectuses expire in June 2013 and June 2014, respectively. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

The Company minimizes its liquidity risk by managing its capital structure. The Company's capital structure consists of shareholders' equity plus long-term debt, including the current portion. The Company's objectives when managing its capital structure are to maintain financial flexibility to preserve Encana's access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

The timing of cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	$ 2,003	$ -	$ -	$ -	$ -	$ 2,003
Risk Management Liabilities	5	8	2	-	-	15
Long-Term Debt [1]	963	1,793	1,464	2,982	6,874	14,076

(1) Principal and interest.

FOREIGN EXCHANGE RISK

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company's financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company's reported results. Encana's financial results are consolidated in Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company's results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives. As at December 31, 2012, Encana had $5.9 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.9 billion as at December 31, 2011) and $1.8 billion in debt that was not subject to foreign exchange exposure ($2.2 billion as at December 31, 2011). There were no foreign exchange derivatives outstanding as at December 31, 2012.

Encana's foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $51 million change in foreign exchange (gain) loss at December 31, 2012 (2011 - $48 million; 2010 - $49 million).

INTEREST RATE RISK

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company's financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding as at December 31, 2012.

As at December 31, 2012, the Company had no floating rate debt. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2011 - nil; 2010 - nil).

20. SUPPLEMENTARY INFORMATION

A) NET CHANGE IN NON-CASH WORKING CAPITAL

For the years ended December 31	2012		2011		2010
Operating Activities					
Accounts receivable and accrued revenues	$ 82	$	10	$	196
Accounts payable and accrued liabilities	(456)		94		(86)
Income tax payable and receivable	51		(119)		(2,108)
	$ (323)	$	(15)	$	(1,998)

B) SUPPLEMENTARY CASH FLOW INFORMATION

For the years ended December 31	2012		2011		2010
Interest Paid	$ 509	$	486	$	507
Income Taxes Paid, net of Amounts Recovered	$ (124)	$	(88)	$	2,024

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH U.S. GAAP IN US$MM

21. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The following table outlines the Company's commitments as at December 31, 2012:

	Expected Future Payments						
(undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total
Transportation and Processing	$ 905	$ 970	$ 991	$ 868	$ 829	$ 5,030	$ 9,593
Drilling and Field Services	366	114	70	48	21	51	670
Operating Leases	51	48	44	38	29	71	281
Total	$ 1,322	$ 1,132	$ 1,105	$ 954	$ 879	$ 5,152	$ 10,544

CONTINGENCIES

Encana is involved in various legal claims and actions arising in the course of the Company's operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana's financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company's consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

RESULTS OF INDEPENDENT INVESTIGATION

In June 2012, Encana's independent Directors authorized its Chairman, Mr. David O'Brien, to oversee an investigation into allegations of collusion with competitors regarding land leasing in Michigan in 2010. External legal counsel were retained in both the United States and Canada to assist in undertaking a thorough investigation, which was conducted independent of the Company's management. Based on the results of the investigation, the Board has concluded that Encana did not engage in such conduct. The Company has received a subpoena from the Antitrust Division of the United States Department of Justice and a civil investigatory demand from the Michigan Attorney General and is cooperating fully with the investigations of both agencies. It is possible that Encana may become a defendant or involved in potential legal actions, including class actions, in connection with matters relating to the allegations.

22. SUPPLEMENTARY OIL AND GAS INFORMATION (UNAUDITED)

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN

In calculating the standardized measure of discounted future net cash flows, constant price and cost assumptions were applied to Encana's annual future production from proved reserves to determine cash inflows. Future production and development costs assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by Encana's independent qualified reserves evaluators in relation to the reserves they respectively evaluated, and adjusted to the extent provided by contractual arrangements, such as price risk management activities, in existence at year end and to account for asset retirement obligations and future income taxes.

Encana cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of Encana's oil and gas properties, nor the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates. The computation also excludes values attributable to Encana's Market Optimization interests.

NET PROVED RESERVES [1, 2]

(12-MONTH AVERAGE TRAILING PRICES; AFTER ROYALTIES)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)		
	Canada	United States	Total	Canada	United States	Total
2010						
Beginning of year	5,349	5,713	11,062	35.5	41.2	76.7
Revisions and improved recovery	150	517	667	13.6	0.2	13.8
Extensions and discoveries	1,067	1,808	2,875	11.5	4.7	16.2
Purchase of reserves in place	116	81	197	0.4	0.5	0.9
Sale of reserves in place	(82)	(257)	(339)	(1.9)	(4.9)	(6.8)
Production	(483)	(679)	(1,162)	(4.8)	(3.5)	(8.3)
End of year	6,117	7,183	13,300	54.3	38.2	92.5
Developed	3,132	3,678	6,810	24.9	24.0	48.9
Undeveloped	2,985	3,505	6,490	29.4	14.2	43.6
Total	6,117	7,183	13,300	54.3	38.2	92.5
2011						
Beginning of year	6,117	7,183	13,300	54.3	38.2	92.5
Revisions and improved recovery	3	(204)	(201)	32.3	(0.7)	31.6
Extensions and discoveries	826	1,121	1,947	18.2	5.4	23.6
Purchase of reserves in place	72	23	95	0.2	0.1	0.3
Sale of reserves in place	(158)	(927)	(1,085)	(4.7)	(1.3)	(6.0)
Production	(531)	(685)	(1,216)	(5.3)	(3.5)	(8.8)
End of year	6,329	6,511	12,840	95.0	38.2	133.2
Developed	3,523	3,286	6,809	39.6	24.4	64.0
Undeveloped	2,806	3,225	6,031	55.4	13.8	69.2
Total	6,329	6,511	12,840	95.0	38.2	133.2
2012						
Beginning of year	6,329	6,511	12,840	95.0	38.2	133.2
Revisions and improved recovery [3]	(1,497)	(1,701)	(3,198)	(10.0)	38.9	28.9
Extensions and discoveries	638	338	976	25.9	39.2	65.1
Purchase of reserves in place	38	8	46	-	0.1	0.1
Sale of reserves in place	(461)	(321)	(782)	(2.2)	(3.8)	(6.0)
Production	(497)	(593)	(1,090)	(7.1)	(4.2)	(11.3)
End of year	4,550	4,242	8,792	101.6	108.4	210.0
Developed	2,985	2,628	5,613	47.8	43.1	90.9
Undeveloped	1,565	1,614	3,179	53.8	65.3	119.1
Total	4,550	4,242	8,792	101.6	108.4	210.0

Notes:

(1) Definitions:

    a. "Net" reserves are the remaining reserves of Encana, after deduction of estimated royalties and including royalty interests.

    b. "Proved" oil and gas reserves are those quantities of oil and gas which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

    c. "Developed" oil and gas reserves are reserves of any category that are expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.

    d. "Undeveloped" oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(2) Encana does not file any estimates of total net proved natural gas, oil and NGL reserves with any U.S. federal authority or agency other than the Securities and Exchange Commission.

(3) In 2012, revisions and improved recovery for natural gas included a reduction of 4,589 Bcf due to significantly lower 12-month average trailing natural gas prices, partially offset by additions of 1,391 Bcf for technical revisions and improved recovery.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

12-MONTH AVERAGE TRAILING PRICES

The following reference prices were utilized in the determination of reserves and future net revenue:

	Natural Gas		Oil and NGLs	
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton [1] (C$/bbl)
Reserves Pricing [2]				
2010	4.38	4.03	79.43	76.22
2011	4.12	3.76	96.19	96.53
2012	2.76	2.35	94.71	87.42

(1) Light Sweet.

(2) All prices were held constant in all future years when estimating net revenues and reserves.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

	Canada			United States		
($ millions)	2012	2011	2010	2012	2011	2010
Future cash inflows	15,471	27,731	25,535	14,124	26,558	29,428
Less future:						
Production costs	6,273	9,717	8,676	4,095	6,195	6,894
Development costs	3,424	6,424	4,971	3,572	7,189	7,539
Asset retirement obligation payments	1,693	1,762	1,876	638	597	605
Income taxes	-	784	920	555	2,730	2,966
Future net cash flows	4,081	9,044	9,092	5,264	9,847	11,424
Less 10% annual discount for estimated timing of cash flows	1,079	3,759	3,803	2,249	4,384	5,277
Discounted future net cash flows	**3,002**	**5,285**	**5,289**	**3,015**	**5,463**	**6,147**

	Total		
($ millions)	2012	2011	2010
Future cash inflows	29,595	54,289	54,963
Less future:			
Production costs	10,368	15,912	15,570
Development costs	6,996	13,613	12,510
Asset retirement obligation payments	2,331	2,359	2,481
Income taxes	555	3,514	3,886
Future net cash flows	9,345	18,891	20,516
Less 10% annual discount for estimated timing of cash flows	3,328	8,143	9,080
Discounted future net cash flows	**6,017**	**10,748**	**11,436**

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

($ millions)	Canada			United States		
	2012	2011	2010	**2012**	2011	2010
Balance, beginning of year	**5,285**	5,289	4,089	**5,463**	6,147	4,343
Changes resulting from:						
Sales of oil and gas produced during the period	**(1,808)**	(1,951)	(2,032)	**(2,223)**	(2,653)	(2,915)
Discoveries and extensions, net of related costs	**509**	1,161	975	**319**	887	1,243
Purchases of proved reserves in place	**7**	55	146	**8**	42	77
Sales and transfers of proved reserves in place	**(155)**	(212)	(96)	**(369)**	(1,021)	(198)
Net change in prices and production costs	**(1,364)**	516	1,645	**(2,106)**	733	3,827
Revisions to quantity estimates	**(1,290)**	188	174	**(2,858)**	(336)	610
Accretion of discount	**571**	576	433	**693**	762	465
Previously estimated development costs incurred, net of change in future development costs	**946**	(441)	216	**3,021**	832	(289)
Other	**(7)**	54	(28)	**(79)**	63	144
Net change in income taxes	**308**	50	(233)	**1,146**	7	(1,160)
Balance, end of year	**3,002**	5,285	5,289	**3,015**	5,463	6,147

($ millions)	Total		
	2012	2011	2010
Balance, beginning of year	**10,748**	11,436	8,432
Changes resulting from:			
Sales of oil and gas produced during the period	**(4,031)**	(4,604)	(4,947)
Discoveries and extensions, net of related costs	**828**	2,048	2,218
Purchases of proved reserves in place	**15**	97	223
Sales and transfers of proved reserves in place	**(524)**	(1,233)	(294)
Net change in prices and production costs	**(3,470)**	1,249	5,472
Revisions to quantity estimates	**(4,148)**	(148)	784
Accretion of discount	**1,264**	1,338	898
Previously estimated development costs incurred, net of change in future development costs	**3,967**	391	(73)
Other	**(86)**	117	116
Net change in income taxes	**1,454**	57	(1,393)
Balance, end of year	**6,017**	10,748	11,436

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

RESULTS OF OPERATIONS

($ millions)	Canada 2012	2011	2010	United States 2012	2011	2010
Oil and gas revenues, net of royalties, transportation and processing	2,205	2,382	2,393	2,713	3,294	3,613
Less:						
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	397	431	361	490	641	698
Depreciation, depletion and amortization	748	966	826	1,102	1,226	1,094
Impairments	1,822	2,249	-	2,842	-	-
Operating income (loss)	(762)	(1,264)	1,206	(1,721)	1,427	1,821
Income taxes	(191)	(335)	340	(623)	517	659
Results of operations	**(571)**	**(929)**	**866**	**(1,098)**	**910**	**1,162**

($ millions)	Total 2012	2011	2010
Oil and gas revenues, net of royalties, transportation and processing	4,918	5,676	6,006
Less:			
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	887	1,072	1,059
Depreciation, depletion and amortization	1,850	2,192	1,920
Impairments	4,664	2,249	-
Operating income (loss)	(2,483)	163	3,027
Income taxes	(814)	182	999
Results of operations	**(1,669)**	**(19)**	**2,028**

Oil and gas revenues, net of royalties, transportation and processing for the comparative periods ended December 31, 2011 and December 31, 2010 have been updated to present processing costs with transportation expense. Formerly, these processing costs were presented in operating costs. Encana has updated its presentation as a result of the Canadian Division entering into firm gathering and processing agreements associated with the divestiture of two natural gas processing plants during the first quarter of 2012. Encana believes the nature of processing costs more closely align with transportation expense. As a result, for the twelve months ended December 31, 2011, the Company has reclassified $240 million (2010 - $239 million) from operating expense to transportation and processing expense.

CAPITALIZED COSTS

($ millions)	Canada 2012	2011	2010	United States 2012	2011	2010
Proved oil and gas properties	26,024	27,259	24,820	24,825	23,319	21,834
Unproved oil and gas properties	716	968	1,114	579	458	1,044
Total capital cost	26,740	28,227	25,934	25,404	23,777	22,878
Accumulated DD&A	23,962	20,906	17,985	21,236	17,294	16,051
Net capitalized costs	**2,778**	**7,321**	**7,949**	**4,168**	**6,483**	**6,827**

($ millions)	Other 2012	2011	2010	Total 2012	2011	2010
Proved oil and gas properties	104	112	167	50,953	50,690	46,821
Unproved oil and gas properties	-	-	-	1,295	1,426	2,158
Total capital cost	104	112	167	52,248	52,116	48,979
Accumulated DD&A	104	112	167	45,302	38,312	34,203
Net capitalized costs	**-**	**-**	**-**	**6,946**	**13,804**	**14,776**

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
PREPARED IN
ACCORDANCE WITH
U.S. GAAP IN US$MM

COSTS INCURRED

($ millions)	Canada 2012	2011	2010	United States 2012	2011	2010
Acquisitions						
Unproved	121	261	395	235	53	97
Proved	18	149	197	5	52	44
Total acquisitions	139	410	592	240	105	141
Exploration costs	201	174	58	633	181	198
Development costs	1,366	1,857	2,156	1,094	2,265	2,304
Total costs incurred	1,706	2,441	2,806	1,967	2,551	2,643

($ millions)	Total 2012	2011	2010
Acquisitions			
Unproved	356	314	492
Proved	23	201	241
Total acquisitions	379	515	733
Exploration costs	834	355	256
Development costs	2,460	4,122	4,460
Total costs incurred	3,673	4,992	5,449

COSTS NOT SUBJECT TO DEPLETION OR AMORTIZATION

Upstream costs in respect of significant unproved properties are excluded from the country cost centre's depletable base as follows:

As at December 31	2012	2011
Canada	$ 716	$ 968
United States	579	458
	$ 1,295	$ 1,426

The following is a summary of the costs related to Encana's unproved properties as at December 31, 2012:

	2012	2011	2010	Prior to 2010	Total
Acquisition Costs	$ 403	$ 280	$ 231	$ 268	$ 1,182
Exploration Costs	33	25	3	52	113
	$ 436	$ 305	$ 234	$ 320	$ 1,295

Ultimate recoverability of these costs and the timing of inclusion within the applicable country cost centre's depletable base is dependent upon either the finding of proved natural gas and liquids reserves, expiration of leases or recognition of impairments. Acquisition costs primarily include costs incurred to acquire or lease properties. Exploration costs primarily include costs related to geological and geophysical studies and costs of drilling and equipping exploratory wells.

SUPPLEMENTAL INFORMATION

For the period ended December 31, 2012 (U.S. Dollars/U.S. Protocol)

SUPPLEMENTAL FINANCIAL INFORMATION *(unaudited)*

FINANCIAL RESULTS

($ millions, except per share amounts)	2012 Year	Q4	Q3	Q2	Q1	2011 Year	Q4	Q3	Q2	Q1
Cash Flow [1]	3,537	809	913	794	1,021	4,216	983	1,181	1,089	963
Per share - Diluted [3]	4.80	1.10	1.24	1.08	1.39	5.72	1.33	1.60	1.48	1.31
Operating Earnings [2, 4]	997	296	263	198	240	1,191	232	389	352	218
Per share - Diluted [3, 4]	1.35	0.40	0.36	0.27	0.33	1.62	0.31	0.53	0.48	0.30
Net Earnings (Loss)	(2,794)	(80)	(1,244)	(1,482)	12	5	(476)	459	383	(361)
Per share - Diluted [3]	(3.79)	(0.11)	(1.69)	(2.01)	0.02	0.01	(0.65)	0.62	0.52	(0.49)
Effective Tax Rate using										
Net Earnings	42.2%					77.3%				
Canadian Statutory Rate	25.0%					26.5%				
Foreign Exchange Rates *(US$ per C$1)*										
Average	1.000	1.009	1.005	0.990	0.999	1.012	0.978	1.020	1.033	1.015
Period end	1.005	1.005	1.017	0.981	1.001	0.983	0.983	0.963	1.037	1.029
Cash Flow Summary										
Cash From (Used in) Operating Activities	3,107	717	1,142	631	617	3,927	1,005	1,285	980	657
Deduct (Add back):										
Net change in other assets and liabilities	(78)	(23)	(9)	(26)	(20)	(160)	(30)	(26)	(75)	(29)
Net change in non-cash working capital	(323)	(56)	242	(134)	(375)	(15)	166	130	(34)	(277)
Cash tax on sale of assets	(29)	(13)	(4)	(3)	(9)	(114)	(114)	-	-	-
Cash Flow [1]	3,537	809	913	794	1,021	4,216	983	1,181	1,089	963
Operating Earnings Summary										
Net Earnings (Loss)	(2,794)	(80)	(1,244)	(1,482)	12	5	(476)	459	383	(361)
After-tax (addition) deduction:										
Unrealized hedging gain (loss)	(1,002)	(72)	(428)	(547)	45	600	397	273	18	(88)
Impairments	(3,188)	(300)	(1,193)	(1,695)	-	(1,687)	(1,105)	-	-	(582)
Non-operating foreign exchange gain (loss)	92	(66)	162	(90)	86	(99)	82	(325)	44	100
Income tax adjustments [4]	307	62	(48)	652	(359)	-	(82)	122	(31)	(9)
Operating Earnings [2, 4]	997	296	263	198	240	1,191	232	389	352	218

(1) Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

(2) Operating Earnings is a non-GAAP measure defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company's financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

(3) Net earnings, operating earnings and cash flow per common share are calculated using the weighted average number of Encana common shares outstanding as follows:

(millions)	2012 Year	Q4	Q3	Q2	Q1	2011 Year	Q4	Q3	Q2	Q1
Weighted Average Common Shares Outstanding										
Basic	736.3	736.3	736.3	736.3	736.3	736.3	736.3	736.3	736.3	736.3
Diluted	736.3	736.3	736.3	736.3	736.3	737.2	736.8	737.6	737.6	737.6

(4) In conjunction with adopting U.S. GAAP, the Company has updated its quarterly Operating Earnings definition to calculate income taxes based on the discrete quarter results and exclude income taxes related to divestitures. The 2011 quarterly comparatives have been restated.

SUPPLEMENTAL FINANCIAL & OPERATING INFORMATION *(unaudited)*

Financial Metrics	2012	2011
	Year	Year
Net Debt to Debt Adjusted Cash Flow [1,2,3]	1.1x	1.6x
Debt to Debt Adjusted Cash Flow [1,2,3]	2.0x	1.8x
Debt to Adjusted EBITDA [1,2,3]	2.0x	1.9x
Debt to Adjusted Capitalization [1,3]	37%	33%

(1) Calculated using long-term debt, including current portion.

(2) Calculated on a trailing 12-month basis.

(3) A non-GAAP measure which is defined and calculated in the non-GAAP measures section of Encana's Management Discussion and Analysis.

Net Capital Investment	2012					2011				
($ millions)	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Capital Investment										
Canadian Division	1,567	373	356	323	515	2,031	399	535	469	628
USA Division	1,727	352	380	432	563	2,446	562	617	619	648
Market Optimization	7	-	-	1	6	2	2	-	-	-
Corporate & Other	175	55	43	41	36	131	45	34	34	18
Capital Investment	3,476	780	779	797	1,120	4,610	1,008	1,186	1,122	1,294
Acquisitions										
Canadian Division	139	8	22	53	56	410	13	23	109	265
USA Division	240	10	11	122	97	105	34	28	42	1
Divestitures										
Canadian Division	(3,770)	(1,265)	(1)	(105)	(2,399)	(350)	(200)	(23)	(29)	(98)
USA Division	(271)	(80)	(1)	(76)	(114)	(1,730)	(1,385)	(32)	(14)	(299)
Corporate & Other	(2)	-	-	(2)	-	-	-	-	-	-
Net Acquisitions and Divestitures	(3,664)	(1,327)	31	(8)	(2,360)	(1,565)	(1,538)	(4)	108	(131)
Net Capital Investment	(188)	(547)	810	789	(1,240)	3,045	(530)	1,182	1,230	1,163

Production Volumes - After Royalties	2012					2011				
(average daily)	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas (MMcf/d)										
Canadian Division	1,359	1,408	1,299	1,237	1,493	1,454	1,515	1,460	1,445	1,395
USA Division	1,622	1,540	1,606	1,565	1,779	1,879	1,944	1,905	1,864	1,801
	2,981	2,948	2,905	2,802	3,272	3,333	3,459	3,365	3,309	3,196
Oil & NGLs (Mbbls/d)										
Canadian Division	19.4	23.6	18.0	16.9	19.2	14.5	13.9	15.1	14.8	14.3
USA Division	11.6	12.6	12.3	11.3	10.1	9.5	10.0	9.3	9.5	9.0
	31.0	36.2	30.3	28.2	29.3	24.0	23.9	24.4	24.3	23.3

SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS (unaudited)

OPERATING STATISTICS - AFTER ROYALTIES

Per-unit Results, Excluding the Impact of Realized Financial Hedging

	2012					2011				
	Year	**Q4**	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas - Canadian Division ($/Mcf)										
Price	2.58	3.18	2.45	2.05	2.56	3.79	3.44	3.89	3.97	3.87
Production and mineral taxes	-	0.01	-	0.01	(0.01)	0.02	0.02	0.02	0.02	0.02
Transportation and processing	1.12	1.23	1.01	1.31	0.97	0.91	0.88	0.86	1.02	0.88
Operating	0.67	0.55	0.75	0.71	0.68	0.68	0.70	0.60	0.58	0.83
Netback	0.79	1.39	0.69	0.02	0.92	2.18	1.84	2.41	2.35	2.14
Natural Gas - USA Division ($/Mcf)										
Price	3.03	3.68	3.02	2.41	3.00	4.47	3.95	4.64	4.76	4.56
Production and mineral taxes	0.11	0.19	0.15	0.03	0.08	0.23	0.20	0.21	0.25	0.26
Transportation and processing	1.10	1.15	1.14	1.04	1.07	1.06	1.01	1.03	1.15	1.06
Operating	0.59	0.55	0.62	0.56	0.61	0.62	0.59	0.53	0.59	0.77
Netback	1.23	1.79	1.11	0.78	1.24	2.56	2.15	2.87	2.77	2.47
Natural Gas - Total ($/Mcf)										
Price	2.83	3.45	2.77	2.25	2.80	4.17	3.73	4.32	4.42	4.26
Production and mineral taxes	0.06	0.10	0.08	0.02	0.04	0.14	0.12	0.13	0.15	0.16
Transportation and processing	1.11	1.18	1.08	1.16	1.02	0.99	0.95	0.96	1.08	0.98
Operating	0.62	0.55	0.68	0.63	0.64	0.64	0.64	0.56	0.59	0.80
Netback	1.04	1.62	0.93	0.44	1.10	2.40	2.02	2.67	2.60	2.32
Liquids - Canadian Division ($/bbl)										
Price	70.84	61.04	68.80	76.47	79.96	85.41	86.52	84.05	92.10	78.73
Production and mineral taxes	1.13	0.43	0.62	1.28	2.36	0.90	1.23	0.64	0.62	1.14
Transportation and processing	0.75	0.78	0.10	1.18	0.95	1.45	1.24	1.42	1.77	1.34
Operating	2.09	3.60	1.48	1.68	1.15	1.23	1.44	1.08	1.04	1.38
Netback	66.87	56.23	66.60	72.33	75.50	81.83	82.61	80.91	88.67	74.87
Liquids - USA Division ($/bbl)										
Price	82.33	77.18	77.12	86.11	91.05	85.28	83.93	79.81	93.53	83.81
Production and mineral taxes	6.63	5.00	6.46	7.17	8.33	7.54	6.98	5.85	9.38	8.00
Transportation and processing	0.06	-	-	0.09	0.20	0.08	0.24	0.08	-	-
Operating	5.88	7.05	7.69	5.52	2.59	0.70	2.04	0.61	-	-
Netback	69.76	65.13	62.97	73.33	79.93	76.96	74.67	73.27	84.15	75.81
Liquids - Total ($/bbl)										
Price	75.12	66.65	72.17	80.32	83.77	85.36	85.44	82.43	92.66	80.70
Production and mineral taxes	3.18	2.02	2.98	3.63	4.41	3.52	3.64	2.63	4.03	3.80
Transportation and processing	0.50	0.51	0.06	0.75	0.69	0.92	0.81	0.91	1.09	0.81
Operating	3.50	4.80	3.98	3.21	1.65	1.02	1.69	0.90	0.63	0.85
Netback	67.94	59.32	65.15	72.73	77.02	79.90	79.30	77.99	86.91	75.24

Impact of Realized Financial Hedging

	2012					2011				
	Year	**Q4**	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)										
Canadian Division	1.97	1.45	2.27	2.61	1.69	0.69	0.93	0.57	0.59	0.64
USA Division	2.01	1.68	2.03	2.49	1.86	0.87	1.15	0.78	0.73	0.81
Total	1.99	1.57	2.14	2.54	1.78	0.79	1.06	0.69	0.67	0.74

SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS *(unaudited)*

OPERATING STATISTICS - AFTER ROYALTIES *(continued)*

Per-unit Results, Including the Impact of Realized Financial Hedging

	2012					2011				
	Year	**Q4**	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas Price ($/Mcf)										
Canadian Division	4.55	4.63	4.72	4.66	4.25	4.48	4.37	4.46	4.56	4.51
USA Division	5.04	5.36	5.05	4.90	4.86	5.34	5.10	5.42	5.49	5.37
Total	4.82	5.02	4.91	4.79	4.58	4.96	4.79	5.01	5.09	5.00
Natural Gas Netback ($/Mcf)										
Canadian Division	2.76	2.84	2.96	2.63	2.61	2.87	2.77	2.98	2.94	2.78
USA Division	3.24	3.47	3.14	3.27	3.10	3.43	3.30	3.65	3.50	3.28
Total	3.03	3.19	3.07	2.98	2.88	3.19	3.08	3.36	3.27	3.06
Liquids Price [1] ($/bbl)										
Canadian Division	70.84	61.04	68.80	76.47	79.96	85.41	86.52	84.05	92.10	78.73
USA Division	82.33	77.18	77.12	86.11	91.05	85.28	83.93	79.81	93.53	83.81
Total	75.12	66.65	72.17	80.32	83.77	85.36	85.44	82.43	92.66	80.70
Liquids Netback [1] ($/bbl)										
Canadian Division	66.87	56.23	66.60	72.33	75.50	81.83	82.61	80.91	88.67	74.87
USA Division	69.76	65.13	62.97	73.33	79.93	76.96	74.67	73.27	84.15	75.81
Total	67.94	59.32	65.15	72.73	77.02	79.90	79.30	77.99	86.91	75.24

(1) The Company has not settled any oil hedges during the periods presented. Accordingly, the per-unit results including the impact of realized financial hedging are equivalent to the per-unit results excluding financial hedging.

SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS *(unaudited)*

RESULTS BY RESOURCE PLAY

	2012					2011				
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas Production (MMcf/d) - After Royalties										
Canadian Division										
Cutbank Ridge	433	431	447	377	476	428	458	420	428	403
Bighorn	242	244	235	263	227	230	230	239	235	217
Peace River Arch	108	116	99	99	119	101	116	101	90	98
Clearwater	374	366	336	353	440	433	445	427	431	427
Greater Sierra	200	245	182	142	231	260	264	270	261	247
Other and emerging	2	6	-	3	-	2	2	3	-	3
Total Canadian Division	1,359	1,408	1,299	1,237	1,493	1,454	1,515	1,460	1,445	1,395
USA Division										
Piceance	475	467	476	470	488	435	466	443	417	414
Jonah	411	365	407	426	448	471	458	470	472	484
Haynesville	475	464	475	418	545	508	605	524	487	412
Texas	167	151	157	158	201	376	324	380	397	403
Other and emerging	94	93	91	93	97	89	91	88	91	88
Total USA Division	1,622	1,540	1,606	1,565	1,779	1,879	1,944	1,905	1,864	1,801
Oil & NGLs Production (Mbbls/d) - After Royalties										
Canadian Division										
Cutbank Ridge	1.5	1.5	1.6	1.5	1.2	1.1	1.3	1.0	1.0	1.2
Bighorn	5.8	9.4	5.0	3.4	5.5	3.5	3.5	3.6	3.7	3.4
Peace River Arch	2.9	3.6	2.7	2.5	2.7	2.1	2.7	1.9	1.8	1.7
Clearwater	8.6	8.1	8.0	9.0	9.2	7.0	5.7	7.7	7.4	7.0
Greater Sierra	0.5	0.6	0.4	0.3	0.6	0.8	0.7	0.9	0.9	0.9
Other and emerging	0.1	0.4	0.3	0.2	-	-	-	-	-	0.1
Total Canadian Division	19.4	23.6	18.0	16.9	19.2	14.5	13.9	15.1	14.8	14.3
USA Division										
Piceance	2.2	2.5	2.7	2.0	1.6	1.9	1.9	1.9	1.9	1.9
Jonah	4.1	4.0	4.3	4.0	4.1	4.3	4.1	4.3	4.4	4.4
Haynesville	-	-	-	0.1	-	-	-	-	-	-
Texas	0.1	-	0.1	-	0.2	0.3	0.5	0.2	0.2	0.2
Other and emerging	5.2	6.1	5.2	5.2	4.2	3.0	3.5	2.9	3.0	2.5
Total USA Division	11.6	12.6	12.3	11.3	10.1	9.5	10.0	9.3	9.5	9.0
Capital Investment ($ millions)										
Canadian Division										
Cutbank Ridge	228	60	53	35	80	371	79	102	105	85
Bighorn	333	66	82	63	122	397	87	94	92	124
Peace River Arch	220	55	56	52	57	156	47	38	44	27
Clearwater	131	37	17	14	63	354	121	64	22	147
Greater Sierra	118	14	13	47	44	325	44	68	73	140
Other and emerging	537	141	135	112	149	428	21	169	133	105
Total Canadian Division	1,567	373	356	323	515	2,031	399	535	469	628
USA Division										
Piceance	328	42	68	112	106	453	126	138	111	78
Jonah	102	15	13	25	49	275	52	59	70	94
Haynesville	337	16	46	90	185	1,018	222	269	269	258
Texas	62	3	14	16	29	310	37	62	82	129
Other and emerging	898	276	239	189	194	390	125	89	87	89
Total USA Division	1,727	352	380	432	563	2,446	562	617	619	648

SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS *(unaudited)*

RESULTS BY RESOURCE PLAY *(continued)*

	2012					2011				
	Year	**Q4**	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Drilling Activity (net wells drilled)										
Canadian Division										
Cutbank Ridge	**41**	**13**	14	7	7	44	6	15	12	11
Bighorn	**31**	**5**	6	9	11	40	9	10	8	13
Peace River Arch	**26**	**6**	7	7	6	11	3	2	5	1
Clearwater	**260**	**84**	93	-	83	596	237	39	-	320
Greater Sierra	**6**	**-**	-	-	6	34	5	7	13	9
Other and emerging	**8**	**3**	2	2	1	2	2	-	-	-
Total Canadian Division	**372**	**111**	122	25	114	727	262	73	38	354
USA Division										
Piceance	**116**	**21**	21	35	39	141	43	33	36	29
Jonah	**41**	**11**	9	7	14	71	13	15	18	25
Haynesville	**17**	**1**	-	4	12	87	22	20	23	22
Texas	**4**	**-**	1	-	3	41	1	7	16	17
Other and emerging	**107**	**33**	35	14	25	62	20	16	14	12
Total USA Division	**285**	**66**	66	60	93	402	99	91	107	105

STRONG LEADERSHIP / OUR SENIOR MANAGEMENT AND BOARD

SENIOR MANAGEMENT

Clayton Woitas
Interim President & Chief Executive Officer

Named Interim President & Chief Executive Officer effective January 11, 2013. Clayton has served as a member of Encana's Board of Directors since 2008.

Sherri Brillon
Executive Vice-President & Chief Financial Officer

Responsible for directing the financial operations of Encana and ensuring the financial resources are in place to enable the execution of the company's strategy. Sherri's career at Encana has been marked by numerous achievements including senior roles in corporate and operations planning, supply management, land management and investor relations.

Bob Grant
Executive Vice-President, Corporate Development, EH&S and Reserves

Responsible for ensuring consistency in Encana's acquisition and divestiture processes on all corporate and asset transactions. He also oversees business development, reserves assessment, competitor analysis, corporate Environment, Health & Safety (EH&S), security and corporate responsibility.

Terry Hopwood
Executive Vice-President & General Counsel

Responsible for the overall legal affairs of Encana and its subsidiaries, and overseeing the company's corporate compliance program.

Eric Marsh
Executive Vice-President, Natural Gas Economy (Senior Vice-President, USA Division)

Responsible for pursuing the development of expanded natural gas markets in North America, including involvement in government and regulatory relations to expand these markets. Eric also acts as second in command of the USA Division.

Mike McAllister
Executive Vice-President (President, Canadian Division)

Responsible for Encana's upstream and production activities in Canada, which includes operations in Dawson Creek, Grande Prairie, Fort Nelson, Grande Cache, Strathmore, Ponoka, Drumheller, Lethbridge and Halifax.

Bill Oliver
Executive Vice-President & Chief Corporate Officer

Responsible for human resources, communications, investor relations, media relations, community involvement, information technology and administrative services, including THE BOW building project.

Bill Stevenson
Executive Vice-President & Chief Accounting Officer

Responsible for company-wide corporate comptrollership and accounting functions within Encana, including financial and management reporting, accounting research and accounting systems.

Jeff Wojahn
Executive Vice-President (President, USA Division)

Responsible for Encana's upstream exploration and production activities in the United States, which includes Encana's key resource plays at the Jonah field and the Piceance Basin in the U.S. Rockies, and the Texas resource play, including the Bossier reservoir in East Texas and the Haynesville resource play in Louisiana and Texas.

Reneé Zemljak
Executive Vice-President, Midstream, Marketing & Fundamentals

Responsible for positioning Encana as an energy supplier of choice, maximizing the company's netback price, executing the company's energy price risk management program and optimizing profitability of the company's midstream assets. Reneé is also responsible for analyzing the North American and global energy markets contributing to the company's strategic direction and supporting the corporate hedge program.

BOARD OF DIRECTORS

David O'Brien, O.C.

David O'Brien is Chairman of Encana's Board of Directors and also serves as Chairman of the Board of Royal Bank of Canada and is a director of Enerplus Corporation, as well as several other private energy-related companies.

Peter Dea

Peter Dea is President & Chief Executive Officer of Cirque Resources LP.

Claire Farley

Claire Farley is a member of KKR Management LLC, the general partner of KKR & Co. She is also a director of FMC Technologies, Inc.

Fred Fowler

Fred Fowler is a Corporate Director and is the Chairman of Spectra Energy Partners, LP.

Suzanne Nimocks

Suzanne Nimocks is a Corporate Director and serves as a director of Rowan Companies plc, ArcelorMittal and Owens Corning.

Jane Peverett

Jane Peverett is a Corporate Director and serves as a director of Canadian Imperial Bank of Commerce, Northwest Natural Gas Company, B.C. Ferry Authority and Associated Electric & Gas Insurance Services Limited.

Allan Sawin

Allan Sawin is President of Bear Investments Inc. and serves as a director of a number of private companies.

Brian Shaw

Brian Shaw is a Corporate Director. He joined the Encana Board effective February 12, 2013 and serves as a director of Patheon Inc., Manulife Bank of Canada and Manulife Trust Company.

Bruce Waterman

Bruce Waterman is a Coporate Director and serves as a director of Irving Oil Limited, a private oil and gas company.

Clayton Woitas

Clayton Woitas is Interim President & Chief Executive Officer. He is also Chairman & Chief Executive Officer of Range Royalty Management Ltd. and serves as a director of NuVista Energy Ltd. and Gibson Energy Inc., as well as several private energy-related companies and advisory boards.

ABBREVIATIONS / 2012 ANNUAL REPORT



bbls	barrels	**Mcf**	thousand cubic feet
bbls/d	barrels per day	**Mcfe**	thousand cubic feet equivalent
BOE	barrels of oil equivalent	**MM**	million
Bcf	billion cubic feet	**MMcf**	million cubic feet
Bcf/d	billion cubic feet per day	**MMcf/d**	million cubic feet per day
Bcfe	billion cubic feet equivalent	**MMcfe**	million cubic feet equivalent
Bcfe/d	billion cubic feet equivalent per day	**MMcfe/d**	million cubic feet equivalent per day
EBITDA	earnings before interest, taxes, depreciation and amortization	**NGLs**	natural gas liquids
Mbbls	thousand barrels	**Tcf**	trillion cubic feet
Mbbls/d	thousand barrels per day	**Tcfe**	trillion cubic feet equivalent
MMbbls	million barrels	**/d**	per day
MMbbls/d	million barrels per day		

CORPORATE AND INVESTOR INFORMATION / TO OUR SHAREHOLDERS



TRANSFER AGENTS AND REGISTRAR

COMMON SHARES

CIBC Mellon Trust Company [1]
Calgary, Montreal and Toronto

Computershare
Jersey City, New Jersey

Shareholders are encouraged to contact Canadian Stock Transfer Company Inc. for information regarding security holdings.

Answerline: 416.682.3863
Toll-free (North America): 1.866.580.7145
Facsimile: 1.888.249.6189

MAILING ADDRESS

Canadian Stock Transfer Company Inc.
P.O. Box 700, Station B
Montreal, Quebec, Canada H3B 3K3

INTERNET ADDRESS

www.canstockta.com

(1) Canadian Stock Transfer Company Inc. acts as the Administrative Agent for CIBC Mellon Trust Company



AUDITOR

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta



INDEPENDENT QUALIFIED RESERVES EVALUATORS

DeGolyer and MacNaughton
Dallas, Texas

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

McDaniel & Associates Consultants Ltd.
Calgary, Alberta

Netherland, Sewell & Associates, Inc.
Dallas, Texas



STOCK EXCHANGES

COMMON SHARES (ECA)

Toronto Stock Exchange
New York Stock Exchange



ANNUAL INFORMATION FORM (AIF) (FORM 40-F)

Encana's AIF is filed with the securities regulators in Canada and the United States. Under the Multi-Jurisdictional Disclosure System, Encana's AIF is filed as Form 40-F with the U.S. Securities and Exchange Commission.



SHAREHOLDER ACCOUNT MATTERS

To change your address, transfer shares, eliminate duplicate mailings, have dividends deposited directly into accounts at financial institutions in Canada that provide electronic fund-transfer services, etc., please contact Canadian Stock Transfer Company Inc.



ANNUAL SHAREHOLDERS' MEETING

Shareholders are invited to attend the Annual Shareholders' Meeting being held on Tuesday, April 23, 2013 at 2 p.m. Calgary time at:

Hotel Arts, Spectrum Ballroom
119 – 12 Avenue SW, Calgary, Alberta, Canada

Those unable to attend are asked to sign and return the form of proxy mailed to them.



ENCANA WEBSITE

www.encana.com

Encana's website contains a variety of corporate and investor information, including, among other information, the following:

- Current stock prices
- Annual and Interim Reports
- Information Circulars
- News releases
- Investor presentations
- Dividend information
- Dividend reinvestment plan
- Shareholder support information
- Corporate Responsibility information

Additional information, including copies of the Encana Corporation 2012 Annual Report, may be obtained from Encana Corporation.



ENCANA CORPORATION

Investor Relations & Communications
500 Centre Street SE, P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

Phone: 403.645.3550
Email: investor.relations@encana.com
Web: www.encana.com

INVESTOR INQUIRIES SHOULD BE DIRECTED TO:

Ryder McRitchie
Vice-President, Investor Relations & Communications
Phone: 403.645.2007
Email: ryder.mcritchie@encana.com

Lorna Klose
Manager, Investor Relations
Phone: 403.645.6977
Email: lorna.klose@encana.com

About the images

The portraits at the front of this report were created by Karen Klassen, a Calgary-based artist and illustrator whose work has appeared in Rolling Stone, Runner's World and a host of other books and campaigns in the U.S., Canada, France, England and Russia.

To ensure these engaging images live a deserved life beyond these pages, they will be re-invested into the valued people and communities in which we work. Stay tuned to our website and social media channels over the upcoming year to find out how.


FSC
www.fsc.org

MIX
Paper from responsible sources
FSC® C015495

♻ Please recycle this publication

Printed in Canada at Blanchette Press

Encana Corporation
500 Centre Street SE
PO Box 2850
Calgary AB T2P 2S5
CANADA

t 403.645.2000
tf 888.568.6322

Twitter / Facebook / LinkedIn / YouTube
encana.com/investors

TSX: ECA — NYSE: ECA